    As filed with the Securities and Exchange Commission on October ___, 1997
                                                           Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                             ----------------------

                               ACCESS BEYOND, INC.
             (Exact Name of Registrant as Specified in Its Charter)
                             ----------------------

          Delaware                             3661                    52-1987873
-------------------------------   ----------------------------   ----------------------
(State or Other Jurisdiction of   (Primary Standard Industrial     (I.R.S. Employer
 Incorporation or Organization)    Classification Code Number)   Identification Number)

                                                     Mark Fields
                                            Acting Chief Financial Officer
     1300 Quince Orchard Blvd.                 1300 Quince Orchard Blvd.
      Gaithersburg, MD 20878                    Gaithersburg, MD 20878
         (301) 921-8600                             (301) 921-8600
---------------------------------         ------------------------------------
(Address, including Zip Code, and         (Name, Address, Including Zip Code,
 Telephone Number, Including Area         and Telephone Number, Including Area
 Code, of Registrant's Principal              Code, of Agent for Service)
       Executive Offices)

                             ----------------------
                                    Copy to:
                             Stephen I. Budow, Esq.
                     Morrison Cohen Singer & Weinstein, LLP
                              750 Lexington Avenue
                            New York, New York 10022
                                 (212) 735-8600
                             ----------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after this registration statement becomes effective.
                             ----------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [x]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ___________________
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ] ___________________
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

===========================================================================================================================
 Title of Each Class of
    Securities to be          Amount to be      Proposed Maximum Aggregate     Aggregate Offering    Amount of Registration
       Registered              registered       Offering Price per Share (1)          Price                     Fee
===========================================================================================================================
Common Stock, par value          503,704                  $5.5625                  $2,801,854                $849.05
$.01 per share
===========================================================================================================================

(1) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933, as amended, and constitutes the average of the bid and asked price of the Company's Common Stock on the Nasdaq National Market on October 24, 1997.

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.

                             PRELIMINARY PROSPECTUS
                  SUBJECT TO COMPLETION DATED OCTOBER ___, 1997

                                 503,704 SHARES
                               ACCESS BEYOND, INC.
                                  COMMON STOCK
                           (Par Value $.01 Per Share)


         The shares of Common Stock, $.01 par value per share (the "Common Stock"), of Access Beyond, Inc. (the "Company" or "Access Beyond") that relate to this Prospectus consist of 503,704 shares of the Company's Common Stock (the "Shares") offered for sale by Paradyne Corporation (the "Selling Shareholder"). See "Selling Shareholder." The Company has agreed to pay all of the expenses of this offering but will not receive any of the proceeds from the sale of the Shares being offered hereby.

         All brokerage commissions and other similar expenses incurred by the Selling Shareholder will be borne by the Selling Shareholder. The aggregate proceeds to the Selling Shareholder from the sale of the Shares will be the purchase price of the Shares sold, less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by the Company. See "Use of Proceeds" and "Plan of Distribution."

         The Common Stock is quoted on the National Association of Securities Dealers Automated Quotations/National Market System (NASDAQ/NMS) under the symbol "ACCB." The closing price per share reported on the NASDAQ/NMS on October 24, 1997 was $5.5625.

         The Selling Shareholder and any broker-dealers, agents or underwriters that participate with the Selling Shareholder in the distribution of the Shares, may be deemed "underwriters," as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed underwriting commissions or discounts under the Securities Act. The Shares to be offered by the Selling Shareholder may be offered in one or more transactions in the over-the-counter market or in negotiated transactions or a combination of such methods of sale, at market prices prevailing at the time of sale, the prices related to such prevailing market prices or at negotiated prices. The Shares to be offered by the Selling Shareholder may be sold either (a) to a broker or dealer as principal for resale by such broker or dealer for its account pursuant to this Prospectus (for example, in transactions with a "market maker") or (b) in brokerage transactions, including transactions in which the broker solicits purchasers.

                            ------------------------

         THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                 SEE "RISK FACTORS" COMMENCING ON PAGE 9 HEREOF.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY SUCH STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                 THE DATE OF THIS PROSPECTUS IS OCTOBER __, 1997

         All dealers effecting transactions in the securities offered hereby may be required to deliver a copy of this Prospectus.

         No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any security other than the securities offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy the securities by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any offer or sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.


                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copies may be obtained at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Commission at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such information may also be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Commission's web site can be accessed at http://www.sec.gov. Any such reports, proxy statements and other information filed or to be filed by the Company may also be inspected at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006. The Common Stock is traded on NASDAQ/NMS, and the Company's reports (and proxy and information statements when filed) may be inspected at the offices of The Nasdaq Stock Market, Inc., located at 1735 K Street, N.W., Washington, D.C. 20006.

         The Company has filed with the Commission a registration statement on Form S-1 and amendments thereto (the "Registration Statement") under the Securities Act, of which this Prospectus is a part. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete. In each instance, for a more complete description of the matter involved, reference is made to such contract, agreement or other document filed as an exhibit to the Registration Statement, and the Registration Statement shall be deemed qualified in its entirety by such reference.

         The Company intends to furnish to holders of Common Stock for each fiscal year an annual report which contains consolidated financial statements prepared in accordance with United States generally accepted accounting principles and audited and reported on, with an opinion expressed by, an independent public accounting firm, and such other reports as may be required by law.

         NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

                                     SUMMARY


         The following is a summary of certain information contained elsewhere in this Prospectus and is qualified by the more detailed information set forth elsewhere in this Prospectus which should be read in its entirety. Unless otherwise indicated, (i) all references to the operations of the Company in this Prospectus shall include the operations of the Remote Access Business (as hereinafter defined) of Penril DataComm Networks, Inc. ("Penril") prior to November 18, 1996; and (ii) all references to Hayes capital stock, options and warrants assume the application of the Conversion Ratio. Capitalized terms used but not defined in this Summary have the respective meanings ascribed to them elsewhere in this Prospectus. Portions of this Prospectus contain certain "forward looking" statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward looking statements. Factors that might cause such a difference include, but are not limited to, market acceptance of the Company's products and services, other factors discussed in this Prospectus, including factors discussed in "RISK FACTORS," as well as factors discussed in other filings made with the Commission. Although the Company believes that the assumptions underlying the forward looking statements contained herein are reasonable, any of the assumptions could prove inaccurate, and therefore, there can be no assurance that the forward looking statements included herein will prove to be accurate.


                                   THE COMPANY

         The Company is in the business of developing and marketing products which enable local, remote or mobile users to access network resources (the "Remote Access Business"). The Company was incorporated on July 23, 1996 and was spun-off from Penril on November 18, 1996 pursuant to the distribution (the "Distribution") to the Penril stockholders on such date of shares of Common Stock in connection with the merger of Penril with a wholly-owned subsidiary of Bay Networks, Inc. (the "Penril/Bay Merger"). The Company retains the historical financial information of Penril through November 18, 1996.

         The Company's product line consists of the product family called Access Beyond, serving the remote access market and products which serve the LAN and Host Access product markets.

         The Company's Access Beyond product family is targeted at the remote access market, providing a scalable modular platform combining advanced modem, ISDN BRI/PRI, remote access, internet working and terminal connectivity capabilities within a single family of products. The Access Beyond products currently use three chassis configurations supporting from one to eight interface modules for end users to choose from, based on current needs and anticipated future growth. Interface modules are then selected based upon WAN and LAN technology and port density requirements. The result is a fully integrated solution that effectively solves the end user's specific remote access needs.

         The Access Beyond advanced remote access software delivers complete IP, IPX and Appletalk routing, remote node and remote control capabilities including NACS/NASI, all combined with full support for PPP, SLIP, CSLIP, LAT, Telnet, and a wealth of security and management capabilities. In addition to full support for SNMP, it provides an advanced, easy to use Windows based management and configuration utility.

         The Company recently introduced a new class of remote access solutions that integrates both T1 and PRI-ISDN directly within Microsoft Windows NT servers. This new technology, dubbed "Hawk", supports either digital or analog (modem or ISDN) remote access transmission and can be easily plugged into any Microsoft Windows NT or Novell Netware Connect and Border Manager configured server. Servers can be configured to simultaneously support existing network applications as well as remote access, with the Dynamic Access Switching available in the Hawk solution. This substantially reduces network traffic by connecting users directly into the server hosting the network applications.

         The LAN and Host Access Products currently sold by the Company include statistical multiplexers and host access servers (VCX) and Ethernet terminal servers (CSX), Ethernet local and remote bridge routers (BRX), and a line of CSU/DSU wide area products. Each of the LAN and Host Access Products provides the Company with an existing revenue stream as well as an installed base.

         The VCX product line of multiplexers ranges from 4-port remote site multiplexers to enterprise solutions providing up to 304 ports or 36 trunk lines and multipurpose communication servers that combine both WAN and LAN capabilities. These products can function as a data PBX, X.25 PAD, statistical multiplexer, terminal server or any combination of these. Although the market for these products is in decline, the Company continues to serve the installed base and fulfill customer applications.

         The CSX Ethernet communications server family provides local and dialup access to Ethernet LANs. Available as either 8-port or 16-port stand alone units or as a modular chassis based solution, the CSX server provides terminal and dialup access for TCP/IP networks.

         Pending Merger. On July 29, 1997, the Company entered into an Agreement and Plan of Reorganization (the "Merger Agreement") with Hayes Microcomputer Products, Inc., a Georgia corporation ("Hayes"). Under the terms of the Merger Agreement, H & A Merger Sub, Inc., a Georgia corporation ("Subsidiary") and a wholly-owned subsidiary of the Company, will merge with Hayes. As a result of the Merger, Hayes will become a wholly-owned subsidiary of the Company, and the shareholders of Hayes at the time the Merger becomes effective (the "Effective Time") will own approximately 79% of the outstanding equity securities of the Company. After giving effect to the Merger and assuming that (x) all then vested and exercisable options and warrants to purchase Hayes common stock are exercised and (y) none of the then vested and exercisable options to purchase Access Beyond's common stock are exercised, the Hayes shareholders will own approximately 80.15% of the issued and outstanding securities of the Company. At the Effective Time, (a) each outstanding share of Hayes (i) common stock, $.01 par value per share ("Hayes Common Stock"), will be converted into a right to receive such number of shares of the Company's Common Stock, as is equal to the Conversion Ratio (as defined below), (ii) Series A Preferred Stock, no par value ("Hayes Series A Preferred Stock"), will be converted into the right to receive such number of shares of Common Stock as is equal to the Conversion Ratio multiplied by the number of shares of Hayes Common Stock into which such shares of Hayes Series A Preferred Stock is then convertible, and (iii) Series B Preferred Stock, no par value ("Hayes Series B Preferred Stock"), will be converted into the right to receive such number of shares of the Company's Series A Preferred Stock (the "Series A Preferred Stock") as is equal to the Conversion Ratio multiplied by the number of shares of Hayes Common Stock into which such shares of Hayes Series B Preferred Stock is then convertible; (b) the Company will amend its certificate of incorporation to (i) change its name to Hayes Communications Inc., (ii) increase the number of authorized shares of capital stock and (iii) create the Series A Preferred Stock; (c) the Board of Directors of the Company will be increased to seven members, five of whom will be designated by the Hayes shareholders; and (d) the obligations of Hayes under the Hayes Stock Option Plan will be assumed by the Company. Based on the number of Hayes and Company shares outstanding as of September 30, 1997, the Conversion Ratio would equal 4.62892 Company shares for each Hayes share. There can be no assurance that the Merger will be consummated.

         The Conversion Ratio is equal to the percentage ownership immediately following the closing of the Merger of the issued and outstanding shares of Common Stock and Series A Preferred Stock (together, the "Securities") that the holders of all classes of Hayes stock, in the aggregate, are entitled to receive in the Merger (which the Company and Hayes have agreed is 79%), multiplied by a ratio, the numerator of which is the number of shares of the Securities issued and outstanding on a fully diluted basis (excluding stock options) prior to the Effective Date, and the denominator of which is .21, all divided by the number of shares of Hayes common and preferred stock issued and outstanding on a fully diluted basis (excluding all outstanding options and warrants) prior to the Effective Date.

         The exact number of shares of Common Stock and Series A Preferred Stock to be issued in the Merger cannot be determined as of the date hereof due to the fact that any shares of Hayes capital stock issued and outstanding immediately prior to the Merger, which are held by Hayes shareholders who comply with all of the relevant provisions of the Georgia Business Corporation Code (the "GBCC") for perfecting shareholders' rights of appraisal will not be converted into or be exchangeable for the right to receive the corresponding Securities, unless and until such shareholders fail to perfect or effectively withdraw or lose their rights to appraisal under such statute.

         Pursuant to a shareholders agreement by and among Hayes and the holders of Hayes capital stock dated April 16, 1996, as amended on April 23, 1997, Hayes and the Hayes shareholders have agreed that a 70% affirmative vote shall be required for a transaction such as the Merger. In connection with the Merger Agreement, holders of 69.5% of Hayes capital stock have already agreed to vote in favor of the Merger. Hayes will hold an annual shareholders' meeting to consider and vote upon a proposal to approve the Merger and adopt the Merger Agreement and the transactions contemplated thereby. The proposal will include the conversion of all outstanding shares of (a) Hayes Common Stock into a right to receive such number of shares of Company Common Stock as is equal to the Conversion Ratio, (b) Hayes Series A Preferred Stock into the right to receive such number of shares of Company Common Stock as is equal to the Conversion Ratio multiplied by the number of shares of Hayes Common Stock into which such shares of Hayes Series A preferred Stock is then convertible and (c) Hayes Series B Preferred Stock into the right to receive such number of shares of Series A Preferred Stock as is equal to the Conversion Ratio multiplied by the number of shares of Hayes Common Stock into which such shares of Hayes Series B Preferred Stock is then convertible.

         The mailing address of the Company's principal executive offices is currently 1300 Quince Orchard Boulevard, Gaithersburg, Maryland 20878, and the phone number is (301) 921-8600

                  ACQUISITION OF SHARES BY SELLING SHAREHOLDER

         On May 2, 1997, the Company and the Selling Shareholder entered into the 2290 Remote Access Gateway ("Hawk") Technology Transfer Agreement (the "Technology Agreement") pursuant to which the Selling Shareholder (i) transferred to the Company technology relating to certain open remote dial access cards (in the form of a comprehensive set of specifications, technical information, hardware and software) (the "Hawk Technology"), (ii) sold to the Company certain inventory tools and equipment used in the application of the Hawk Technology to develop and manufacture products ("Hawk Products") which include the Hawk Technology, (iii) licensed to the Company certain intellectual property in connection with the Hawk Technology , and (iv) agreed to provide the Company with technical, engineering, manufacturing and marketing support, for an aggregate purchase price of 503,704 shares of the Company's common stock, par value $.01 per share (the "Shares"), and $425,000 in cash. The Company and the Selling Shareholder also entered into a Stock Purchase Agreement, dated as of May 2, 1997, as amended in September 1997 (the "Purchase Agreement"), pursuant to which the Company sold and issued the Shares to the Selling Shareholder. In accordance with the terms of the Purchase Agreement, the Company is registering the resale of the Shares in a Registration Statement on Form S-1 of which this Prospectus is a part.


                                  THE OFFERING

Selling Shareholder.............  Paradyne Corporation, a Delaware corporation.

Shares of Common Stock Offered..  503,704

Use of Proceeds.................  The Company will not receive any proceeds from the sale of the Shares.

Nasdaq National Market Symbol...  ACCB

Risk Factors....................  The Shares offered hereby are highly speculative and involve a high degree of risk. In addition to the other information in this Prospectus, prospective purchasers of the Shares should consider carefully such risks. See "Risk Factors" beginning on page 9.

                SELECTED HISTORICAL FINANCIAL DATA OF THE COMPANY

         The table below sets forth selected consolidated historical financial data of the Company. The selected financial data for the Company for the year ended July 31, 1997 has been obtained from audited financial statements of the Company. The selected financial data for the Company for the fiscal years ended July 31, 1996, 1995, 1994, and 1993 have been derived from the audited consolidated financial statements of Penril, the former parent company of Access Beyond. All of the data derived from the audited financial statements should be read in conjunction with Access Beyond's "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto included elsewhere herein.

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                           FISCAL YEAR ENDED JULY 31,
                                                        ------------------------------------------------------------
                                                          1993         1994         1995         1996         1997
                                                          ----         ----         ----         ----         ----
STATEMENT OF OPERATIONS DATA:
   Net revenues(1) .................................    $ 44,108     $ 61,838     $ 52,611     $ 39,435     $ 18,000
   Net income (loss)
      Continuing operations(2) .....................       1,027        2,345       (4,614)     (20,668)     (13,890)
      Discontinued operations ......................        (896)        (828)      (1,661)         404           --
         Loss on disposal of discontinued operations          --           --       (1,400)        (604)      (3,735)

   Earnings (loss) per share
      Continuing operations ........................        0.15         0.30        (0.61)       (2.14)       (1.16)
      Discontinued operations ......................       (0.13)       (0.11)       (0.22)        0.04           --
      Loss on disposal .............................          --           --        (0.19)       (0.07)       (0.31)
   Cash dividends per share ........................          --         0.02           --           --           --

BALANCE SHEET DATA:
   Total assets(3) .................................    $ 49,178     $ 51,061     $ 44,388     $ 33,780     $ 13,906
   Working capital .................................      11,727       13,502       12,158       16,798        3,631
   Long-term debt ..................................      10,217        8,890        5,681          905          743
   Stockholders' equity ............................      27,501       28,580       21,723       18,215        7,311
   Book value per common share .....................        3.96         3.66         2.87         1.89         0.61

-------------

(1) Included in net revenues are the following net revenues relating to Penril's modem business which was acquired by Bay Networks, Inc. ("Bay") immediately prior to the Penril/Bay Merger, including $4.5 million paid in the fourth quarter of fiscal 1996 to Penril for a license agreement with Bay:

                                           FISCAL YEAR ENDED JULY  31,
                              --------------------------------------------------
                                1993       1994       1995       1996      1997
                                ----       ----       ----       ----      ----
Net revenues .......          $21,768    $22,828    $18,974    $19,519    $4,228

(2) Net income from continuing operations for fiscal 1996 included a charge of $9.7 million for restructuring costs and $500,000 for costs incurred through July 31, 1996 related to the Penril/Bay Merger.

(3) Included in total assets are the following net assets related to two discontinued operations (Technipower, Inc., a subsidiary the assets of which were sold by Penril on October 11, 1996, and Electro-Metrics, Inc. ("EMI"), a subsidiary the assets of which were sold on June 30,
         1997):

                                           FISCAL YEAR ENDED JULY  31,
                              --------------------------------------------------
                                1993       1994       1995       1996      1997
                                ----       ----       ----       ----      ----
Net assets                    $ 7,299    $ 6,830    $ 5,145    $ 7,337    $    0

                   SELECTED HISTORICAL FINANCIAL DATA OF HAYES

         The following selected consolidated historical financial data of Hayes has been derived from its audited consolidated historical financial statements except for the six months ended June 30, 1996 and 1997 and should be read in conjunction therewith and the notes thereto included herein. All of the data derived from the audited financial statements should be read in conjunction with Hayes' "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein and the consolidated financial statements and the notes thereto included herein. The unaudited amounts have been derived from the financial records, include only normal recurring adjustments and are not indicative of a full year.

                                                                                      THREE                       SIX MONTHS ENDED
                                                   YEAR ENDED SEPTEMBER 30,           MONTHS                    JUNE 30, (UNAUDITED)
                                           ---------------------------------------    ENDED        YEAR ENDED   --------------------
                                                                                    DECEMBER 31,  DECEMBER 31,
                                           1992       1993       1994      1995(1)    1995(2)      1996(1)(3)     1996       1997
                                           ----       ----       ----      -------    -------      ---------      ----       ----
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)

STATEMENT OF OPERATIONS DATA:
   Net revenues .....................    $171,453   $206,191   $246,277   $269,155    $70,111       $257,452    $145,585   $ 94,897
   Net income (loss)(3) .............       3,883        887    (28,066)   (14,383)    (4,637)       (13,154)      5,227     (7,835)
   Earnings (loss) per share ........    $    .68   $    .16   $  (4.98)  $  (2.56)   $  (.82)      $  (2.52)   $    .70   $  (1.57)

BALANCE SHEET DATA:
   Total assets .....................    $ 93,409   $103,939   $124,964   $100,964    $91,696       $ 69,215    $ 88,284   $100,921
   Working capital ..................      29,687     30,314     15,840     25,994     25,270          3,654      26,372     (5,771)
   Long-term debt ...................       9,108     10,307     28,685         --     11,134         20,854      23,116     42,447
   Shareholders' equity .............      43,039     44,125     15,897      1,683     (3,012)         5,741      26,814     (2,420)

--------------

(1) On November 15, 1994, Hayes filed petition for relief under Chapter 11 of the United States Bankruptcy Code. On March 8, 1996, Hayes' Chapter 11 Plan was confirmed by the U.S. Bankruptcy Court and became effective on April 16, 1996.
(2) Effective October 1, 1995, Hayes changed its year end from September 30 to December 31.
(3) Included in net income (loss) are the following reorganization costs related to the Chapter 11 filing:

                          YEAR ENDED      THREE MONTHS    YEAR ENDED    SIX MONTHS ENDED
                         SEPTEMBER 30,   ENDED DECEMBER   DECEMBER 31,       JUNE 30,
                             1995           31, 1995         1996        1996 (UNAUDITED)
                             ----           --------         ----        ----------------

                            $5,026          $4,301           $5,378          $5,378

         The net loss for the year ended December 31, 1996 and six months ended June 30, 1996 also includes a gain on the sale of land of $8.2 million. The net loss for the year ended December 31, 1996 also includes a plant closure and inventory write-down costs associated with such plant closure of $6.0 million.

Quarterly Financial Data

         A summary of the Company's consolidated results of continuing operations for each of the fiscal quarters for the years ended July 31, 1997 and 1996 is shown in the table below. This data includes the revenue, gross profit, and net loss of Penril for the period August 1, 1995 through November 18, 1996. The net loss from continuing operations for the fourth quarter of fiscal 1996 includes a charge of $9.7 million for restructuring charges, which are more fully described in Note 2 of the Consolidated Financial Statements and $500,000 for costs incurred related to the Penril/Bay Merger Agreement with Bay. In the first quarter of fiscal 1997 the Company recorded a one time gain on the settlement of its lawsuit with SMC of $3.5 million. In the first and second quarters of fiscal 1997, the Company paid one time merger related expenses totaling $4.0 million.

Fiscal 1997 Quarters Ended:           October 31,1996     January 31, 1997    April 30, 1997    July 31, 1997
--------------------------            ---------------     ----------------    --------------    -------------
Revenues                                      $ 6,915              $ 4,593           $ 3,673          $ 2,819
Gross profit                                    2,323                1,279             1,768              631
Net loss                                       (1,040)              (6,232)           (1,997)          (4,621)
Net loss per share                              (.12)                (.52)              (.17)            (.35)

Fiscal 1996 Quarters Ended:           October 31,1995     January 31, 1996    April 30, 1996    July 31, 1996
--------------------------            ---------------     ----------------    --------------    -------------
Revenues                                      $ 9,656             $  7,691           $ 8,973         $ 13,115
Gross profit                                    4,757                2,691             3,304            6,274
Net loss                                       (1,597)              (3,999)           (3,168)         (11,904)
Net loss per share                             (0.19)                (0.43)           (0.31)            (1.11)


                        SELECTED PRO FORMA FINANCIAL DATA

         The unaudited pro forma condensed combined financial statements of the Company have been derived from the historical consolidated financial statements of the Company and Hayes and give effect to (i) the Merger as a reverse acquisition and a purchase for accounting purposes, and (ii) costs associated with the consummation of the Merger. The unaudited pro forma condensed combined statement of operations data gives effect to the Merger as if it had occurred at the beginning of the earliest period presented. The unaudited pro forma condensed combined balance sheet data gives effect to the Merger as if it had occurred on June 30, 1997 using the Company's year ended July 31, 1997 financial statements. The pro forma adjustments are based on preliminary estimates, available information and certain assumptions that management deems appropriate. The pro forma financial data does not purport to represent what the combined Company's financial position or results of operations would actually have been if such transactions in fact had occurred on those dates or to project the combined Company's financial position or results of operations for any future period.

                                               YEAR ENDED         SIX MONTHS ENDED
                                            DECEMBER 31, 1996       JUNE 30, 1997
                                            -----------------     -----------------

                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
        STATEMENT OF OPERATIONS DATA:
           Net revenues ..............           278,682               101,389
           Net income (loss) .........           (41,956)              (16,544)
           Earnings (loss) per share .             ( .72)                ( .28)

        BALANCE SHEET DATA:
           Total assets ..............                                 123,813
           Working capital ...........                                  (2,391)
           Long-term debt ............                                  42,903
           Shareholders' equity ......                                  12,877


See "Unaudited Pro Forma Condensed Combined Financial Statements"

                                  RISK FACTORS

         Investors should be aware that ownership of the Common Stock of the Company involves certain risks, including those described below, which could adversely affect the value of their holdings of Common Stock. The Company does not make, nor has it authorized any other person to make, any representation about the future market value of the Company's Common Stock. In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Shares offered hereby.

ABSENCE OF PROFITABLE OPERATIONS; LIQUIDITY

         The Company, and the Remote Access Business as conducted by Penril, have not been profitable in the past three fiscal years. Penril posted a net loss from continuing operations of $4.6 million for fiscal 1995, and $20.7 million for fiscal 1996 and the Company posted a net loss of $13.9 million for fiscal 1997. Such losses have been due, in part, to decreased revenues caused by a declining market for certain Penril products that began in fiscal 1995, non-recurring restructuring costs in connection with operations that were discontinued due to decline in market demand, costs related to the Penril/Bay Merger, which occurred during fiscal 1996, costs associated with development of the Remote Access Business and the spinning off of the Company from Penril during the year ended July 31, 1997. In addition, during fiscal 1997, the Company's revenues including, in particular, its revenues from the "Access Beyond" product family, have been insufficient for the Company to be profitable. The Company has executed a term sheet for a $10.0 million private placement in the Company and, upon the closing of the Merger, an additional $30.0 million investment. There can be no assurance that the Company will achieve profitability, or that the Company will be able to increase sales of its products to an amount which will generate adequate cash for operational and capital needs, or that any or all of such proposed private placements will be consummated.

         Hayes has not been profitable for the past three fiscal years. On November 15, 1994, Hayes filed a petition for relief under Chapter 11 of the United States Bankruptcy Code due to its inability to pay its debts on a current basis. Although Hayes consummated a court approved Reorganization Plan on April 16, 1996, it has accumulated losses of approximately $26.5 million since such date.

         The Company and Hayes have financed their loss from operations in the past three years (or shorter period with respect to the Company) primarily though private sales of equity securities, borrowings under credit facilities and sale of assets, including assets from discontinued operations. On a combined basis the Company and Hayes had a working capital deficit of approximately $38 million at June 30, 1997.

         At the Effective Time, only a limited amount of cash will be available for working capital from credit facilities of the combined companies. Both the Company and Hayes are relying on anticipated cash from private placements totaling $40.0 million prior to the Effective Time to provide working capital following the Merger. In July 1997, Hayes entered into a letter of intent with a prospective investor (the "Investor Letter of Intent") to purchase 1,350,743 of Series C Preferred Stock from Hayes for a purchase price of $30.0 million. If such purchase is consummated, these shares will be converted into 6,252,454 shares of Common Stock upon the Effective Time and the Hayes shareholders, including such investor, will own 80.997%, instead of 79%, of the issued and outstanding securities of the Company. The prospective investor subsequently proposed to purchase additional shares of Hayes Common Stock from certain Hayes shareholders for an aggregate purchase price of $10.0 million. Negotiations with this prospective investor are continuing, and Hayes is also pursuing discussion with other potential sources of capital funding. In the event that neither the Company's proposed $10.0 million private placement, nor Hayes' proposed $30.0 million private placement is consummated, cash provided by future operations and available borrowings under the Company's and Hayes' credit facilities or lines of credit will be insufficient to meet the Company's working capital requirements. There can be no assurance that any of such private placements will be consummated prior to or subsequent to the Effective Time.

LIMITED TRADING HISTORY OF THE COMMON STOCK

         The Common Stock has a limited history as a publicly traded security. The price for the Common Stock is determined in the market place and may be influenced by many factors, including the operating performance of the Company, the depth and liquidity of the market for the Common Stock, investor perception of the Company and general economic and market conditions. There can be no assurance that an orderly market for the Common Stock will be sustained, and the prices at which the Common Stock is traded may fluctuate significantly.

LIMITED OPERATING HISTORY

         The Company began operations on November 18, 1996 for the purpose of receiving certain lines of business which were to be spun off from Penril. The Company, as a separate entity, has a limited operating history. The Remote Access Business, as conducted by Penril prior to the distribution of the Common Stock to Penril shareholders in November 1996, had an operating history consisting of the development and sale of local area network ("LAN") and host access products (the "LAN and Host Access Products") and the development of a new product family called "Access Beyond." See " - Relationship with Penril" and "BUSINESS OF THE COMPANY - Principal Products."

DEPENDENCE ON KEY MANAGEMENT

         If the Company is to be successful, its success will be due in large part to the performance of Messrs. Dennis Hayes, Ronald Howard and P.K. Chan, and, to a lesser extent, other key management personnel. Although the Company will have employment agreements with Messrs. Hayes, Howard and Chan which provide for their continued employment, no assurance can be given that the Company will be able to retain their services or the services of any other key management personnel. The loss of the services of one or more of the Company's senior management following the Merger could have a material adverse effect upon the Company's business, operating results and financial condition. See "MANAGEMENT OF HAYES - Executive Compensation" and "MANAGEMENT OF HAYES - Employment Agreements."

RISKS RELATING TO THE MERGER AND INTEGRATION OF THE BUSINESSES

         There can be no assurance that the Merger with Hayes will be consummated. If the Merger with Hayes is consummated, there can be no assurance that the economies which the Company and Hayes expect to realize as a result of the combination of the businesses will be achieved, or that the personnel from the two companies will be successfully integrated.

TECHNOLOGICAL CHANGES

         The market for networking and modem products is subject to rapid technological change, evolving industry standards and frequent new product introductions and, therefore, requires a high level of expenditures for research and development. The Company may be required to incur significant expenditures to develop new integrated product offerings. There can be no assurance that customer demand for products integrating network connectivity and remote access technologies will grow at the rate expected by the Company, that the Company will be successful in developing, manufacturing and marketing new products or product enhancements that respond to these customer demands or to evolving industry standards and technological change, that the Company will not experience difficulties that could delay or prevent the successful development, introduction, manufacture and marketing of these products (especially in light of the increasing design and manufacturing complexities associated with the integration of technologies), or that its new products and product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. The Company's business, operating results and financial condition may be materially and adversely affected if the Company encounters delays in developing or introducing new products or product enhancements or if such product enhancements do not gain market acceptance. In order to maintain a competitive position, the Company must also continue to enhance its existing products and there is no assurance that it will be able to do so. The Company will be required to continue to make significant investment in research and development to refine Hayes' products and its products and to continue to develop additional products. A major portion of future revenues is expected to come from new products and services. The Company cannot determine the ultimate effect that new products will have on its revenues or earnings.

POSSIBLE LOSS OF TECHNOLOGY

         The Company acquired technology and intellectual property rights relating to certain open remote dial access cards used in its Hawk products principally in consideration of the issuance of the Shares. If the Company fails to use its best efforts to maintain the effectiveness of the Registration Statement of which this Prospectus is a part then such technology and rights could be lost which loss could have a material adverse effect on the Company.

COMPETITION

         The networking industry is highly competitive and competition is expected to intensify. There are numerous companies competing in various segments of the network management and remote access markets. Competitors include Ascend Communications, Shiva Corporation, Cisco Systems, Inc., 3 Com Corporation ("3Com"), Microcom, Inc. ("Microcom") and Bay Networks, Inc., among others. Many of the Company's competitors have greater name recognition, more extensive engineering, manufacturing and marketing capabilities and greater financial, technological and personnel resources than those available to the Company. In addition, certain companies in the networking industry have expanded their product lines or technologies in recent years as a result of acquisitions. There can be no assurance that the Company will be able to compete successfully in the future with existing or new competitors.

         Hayes' business products compete with the business products of 3Com, AT&T, Microcom, Multitech, Telebit and others. 3Com is one of Hayes' most significant competitors in the retail modem market. Other competitors of Hayes in the retail modem market include GVC, Boca Research, Inc. ("Boca"), Zoom Telephonics, Inc., Diamond Multimedia Systems, Inc. and others.

         There are many other companies engaged in the research, development and commercialization of products similar to the Hayes modem, network and broadband products. Some of the Company's competitors and potential competitors possess significantly greater capital, marketing, technical and other competitive resources than Hayes or the Company following the Merger. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, to devote greater resources to the promotion and sale of their products, or to devote greater resources to the development of new products than can the Company.

         Hayes' products are subject to significant price competition, and management expects that it will face increasing pricing pressures from competitors. Accordingly, there can be no assurance that following the Merger the Company will be able to provide products that compare favorably with the products of the Company's competitors or that competitive pressures will not require the Company to reduce its prices. Any material reduction in the price of the Company's products would negatively affect net margins as a percentage of net revenues and would require the Company to increase sales to maintain or increase net income.

IMPORTANT CONSIDERATIONS RELATED TO FORWARD-LOOKING STATEMENTS

         This Prospectus contains certain forward looking statement within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"), which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward looking statements involve risks and uncertainty, including without limitation, the ability of the Company to implement its strategy and identify new market and product opportunities, product development costs, future return rates of the Company's products, the dependence of the Company on certain customers and manufacturers, as well as general market conditions, competition and pricing. Although the Company believes that the assumptions underlying the forward looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward looking statements included in this Prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

OPTION PLANS - SHARES ELIGIBLE FOR FUTURE SALE AND DILUTION

         In March 1997, the stockholders of the Company, at an Annual Meeting, approved and ratified two stock option plans of the Company - the Incentive Plan and the Amended and Restated 1996 Non-employee Directors' Stock Option Plan (the "Directors' Plan"). The Company is authorized to issue options to purchase up to an aggregate of 2,000,000 shares of Common Stock under the Incentive Plan and options to purchase an aggregate of 250,000 shares of Common Stock under the Directors' Plan. As of October 23, 1997, the Company had outstanding options to purchase an aggregate of 965,900 shares under the Incentive Plan and options to purchase an aggregate of 120,000 shares under the Directors' Plan. As a result of the Merger, all outstanding options will become fully vested. Holders of Common Stock could experience dilution in possible future earnings per share in the event that a large number of options are exercised. Furthermore, the Company expects to register the resale of the shares of Common Stock issuable upon the exercise of options granted under the Incentive Plan and the Directors' Plan, which registration would allow such shares to be freely tradeable in the public market immediately following exercise of such options, subject to certain volume limitations for options exercised by directors and executive officers of the Company.

         In addition, at the Effective Time, each outstanding option to purchase Hayes Common Stock (the "Hayes Options") granted under the Hayes Stock Option Plan, adopted on June 4, 1996, as amended effective October 22, 1996 (the "Hayes Option Plan"), and each warrant to purchase Hayes capital stock (collectively the "Hayes Warrants") will be assumed by the Company in accordance with the terms of such option or warrant, and converted into rights to purchase shares of the Company's Securities. Hayes Options and Hayes Warrants for 5,690,074 shares and 1,851,560 shares of Common Stock, respectively, will be assumed by the Company. At the Effective Time, Hayes Options to purchase 1,597,664 shares of Company Common Stock and Hayes Warrants to purchase 1,851,560 shares of Company Common Stock will be exercisable. Holders of Common Stock could experience dilution in possible future earnings per share in the event that a large number of Hayes Options or Hayes Warrants of options are exercised. The Company expects to register the resale of the shares of Common Stock issuable upon the exercise of the Hayes Options and the Hayes Warrants, which registration would allow such shares to be freely tradeable in the public market immediately following exercise of such Hayes Options and Hayes Warrants, subject to certain volume and other limitations for Hayes Options and Hayes Warrants, by directors and executive officers of the Company following the Merger.

OTHER ISSUANCES - SHARES ELIGIBLE FOR FUTURE SALE AND DILUTION

         The Company may use shares of its Common Stock to acquire assets, technology, license rights and/or other companies to develop and expand its product lines. Future issuances of Common Stock in connection with such acquisitions could, individually or in the aggregate, adversely affect the market price of the Common Stock.

PRODUCT PROTECTION AND INTELLECTUAL PROPERTY

         The Company, like many other companies in the network access industry, anticipates that it will rely upon rights granted through licenses from third parties for a substantial amount of proprietary information used to develop its products; however, some companies may decide not to grant such licenses and may seek to protect their proprietary rights in such technological information. Accordingly, there can be no assurance that the Company will be able to continue obtaining additional rights to utilize proprietary technological information necessary to develop its products. Because of the existence of a large number of patents in the networking field and the rapid rate of issuance of new patents, it is not economically practical to determine in advance whether a product or any of its components infringe patent rights of others. In the event of any infringement, the Company believes that, based upon industry practice, necessary licenses or rights under such patents may be obtained on terms that should not have a material adverse effect on the Company's consolidated financial position or results of operations. However, there can be no assurance in this regard.

         Hayes relies on a combination of patent, trade secret, copyright and trademark laws, nondisclosure and other contractual provisions and technical measures to protect its proprietary and intellectual property rights in its products. Hayes receives from time to time, and may receive in the future, communications from third parties asserting intellectual property rights relating to its products and technologies. There can be no assurance that these protections will be adequate to protect Hayes' proprietary rights or that following the Merger, the Company's competitors will not independently develop products that are substantially equivalent or superior to the Company's products. There can be no assurance that third parties will not assert infringement claims against the Company following the Merger. The loss of proprietary technology or a successful claim against the Company could have a material adverse effect on the Company's financial condition or results of operations.

CERTAIN ANTITAKEOVER EFFECTS

         The Company's Certificate of Incorporation includes certain provisions that are intended to prevent or delay the acquisition of the Company by means of a tender offer, proxy contest or otherwise. Specifically, the Certificate of Incorporation provides for a classified board of directors, classified into three classes with terms of three years each. In addition, the Certificate of Incorporation authorizes the Company Board to issue preferred stock without further stockholder approval, which could have dividend, redemption, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of Common Stock. Finally, the Company is subject to Section 203 of the Delaware General Corporation Law (the "DGCL") which limits transactions between a publicly held company and "interested stockholders" (generally those stockholders who, together with their affiliates and associates, own 15% or more of a company's outstanding capital stock). Any one of, or a combination of, the above anti-takeover provisions could discourage a third party from attempting to acquire control of the Company. See "DESCRIPTION OF CAPITAL STOCK OF THE COMPANY." The Incentive Plan and the Directors' Plan provide for acceleration of stock options upon a change in control of the Company, which may have the effect of making an acquisition of control of the Company more expensive. See "MANAGEMENT OF THE COMPANY -- The Amended and Restated 1996 Incentive Option Plan" and "-- The Amended and Restated 1996 Non-employee Directors Stock Option Plan." These plans may also inhibit a change in control of the Company. In addition, certain Company officers have severance compensation agreements with the Company that provide for substantial cash payments and acceleration of other benefits in the event of specified corporate changes related to the Company, including a change in control of the Company. See "MANAGEMENT OF THE COMPANY -- Employment and Consulting Agreements."

DIVIDENDS

         The Company does not anticipate paying dividends on either its Common Stock or Series A Preferred Stock in the foreseeable future. Holders of Series A Preferred Stock are entitled to receive, as and when declared by the Company Board, cumulative compounding dividends at the rate of 10% per annum of the original issue price per share of the Series A Preferred Stock. No dividends may be paid on the Common Stock unless all accrued and unpaid dividends on the Series A Preferred Stock are paid.

         Pursuant to a loan and security agreement dated October 2, 1997, the Company may not declare or pay any dividends, except dividends payable solely in shares of capital stock, or make any other payments on its capital stock, without the consent of the lender.

RELATIONSHIP WITH PENRIL

         The Company has a limited operating history as an independent public company. The operations of the Company historically have relied on Penril for certain necessary administrative services. As of November 18, 1996, Penril and the Company entered into several agreements for purposes of governing certain of the ongoing relationships between the two companies following the Penril/Bay Merger, including indemnification obligations. Pursuant to the Indemnification Agreement entered into between Penril and the Company (the "Indemnification Agreement") in connection with Penril's transfer (the "Transfer") to the Company of substantially all of its assets and liabilities, other than those assets and liabilities related to Penril's modem business (the "Modem Business"), the Company agreed to indemnify Penril against all expenses and liabilities resulting from (i) the operation of the Company from and after the Penril/Bay Merger, (ii) Penril's operations prior to the Transfer other than those based upon, arising out of or in connection with (a) the Modem Business, (b) the Penril/Bay Merger and transactions relating to the Penril/Bay Merger or (c) the tax consequences of the Distribution, (iii) the termination of employment of employees (other than those employees identified as remaining with Penril after the Transfer) by Penril or (iv) information furnished by Penril or the Company relating to the Company contained in the registration statement filed by Bay in connection with the Penril/Bay Merger Prospectus. Included within the potential liabilities against which the Company will indemnify Penril are those referred to in "BUSINESS OF THE COMPANY - Legal Proceedings." Although the Company is not aware of any pending or threatened material liability for which the Company may become obligated to make payments in connection with its obligation to indemnify Penril, there can be no assurance that such indemnification obligations could not arise or that such indemnification obligations would not be material to the Company. These agreements were negotiated while the Company was owned by Penril and, consequently, are not the result of arm's-length negotiations between independent parties. Nevertheless, the Company believes that the agreements are fair to the parties and contain terms which are generally comparable to those which would result from arm's-length negotiations, although there can be no assurance thereof.

INTERNATIONAL SALES

         In fiscal 1996, international sales of Hayes' products accounted for approximately 25% of net sales. These sales were primarily to customers in Europe and the Asia Pacific region. The Company anticipates that, following the Merger, international sales will continue to account for a significant portion of the Company's net sales in the foreseeable future. As a result, the Company's operating results will be subject to risks inherent in international sales, including tariffs or other barriers, difficulties in staffing and managing international operations, fluctuations in foreign currency exchange rates, compliance with international regulations, approval and market requirements, and volatility of international economic conditions. One or more of these factors may have a material adverse effect on the Company's future international sales and, consequently, on the Company's operating results.

PRODUCT RETURNS, PRICE PROTECTION AND WARRANTY CLAIMS

         Like other manufacturers of computer products, Hayes and the Company are exposed to the risk of product returns from wholesale distributors, resellers and retailers, either through contractual stock rotation privileges or as a result of Hayes' and the Company's interest in assisting customers in balancing inventories. Although Hayes and the Company attempt to monitor and manage the volume of sales to wholesale distributors and retailers, large shipments in anticipation of sales by wholesale distributors and retailers could lead to substantial overstocking by their wholesale distributors and lead to higher than normal returns. Moreover, the risk of product returns may increase if demand for Hayes' or the Company's products declines. When Hayes and the Company reduce their prices, Hayes and the Company credit their respective wholesale distributors and retailers for the difference between the purchase price of products remaining in their inventory and the reduced price for such products on terms negotiated with Hayes and the Company, respectively, which could have a material adverse effect on the operating results of Hayes and the Company, respectively.

         Hayes' standard two-year warranty permits customers to return any product for repair or replacement if the product does not perform as warranted. In the U.S. and Canada only, Hayes also offers its customers the option of an additional three-year warranty upon completion of a registration card within 90 days of purchase. Some of the Practical Peripheral modems previously sold have a lifetime warranty. Hayes to date has not encountered material warranty claims or liabilities. Hayes has established and the Company following the Merger will establish reserves for product returns, price protection and warranty claims which management believes are adequate. There can be no assurance that product returns, price protection and warranty claims will not have a material adverse effect on future operating results of the Company.

DEPENDENCE ON SUPPLIERS

         Material and components for the Company's products are purchased from outside suppliers. While most components are available from several suppliers, a few are provided from sole-source vendors. The Company believes that in most cases alternative sources of supply could be obtained within a reasonable time period; however, an interruption in the supply of such components could have a temporary adverse effect on the Company's operations. The major components of Hayes' products include silicon chips, printed circuit boards, microprocessors, chipsets and other integrated circuits. Most of the components used in Hayes' modem products are available from multiple sources. However, certain components used in Hayes' products are custom manufactured and currently obtained from single sources. In addition, although readily interchangeable items are available from several suppliers, many of the components that are incorporated in Hayes' products, such as integrated circuits and discrete components, are in limited supply and are allocated throughout the industry. Like others in the computer industry, Hayes has, from time to time, experienced difficulty in obtaining certain components. While Hayes has entered into supply arrangements with certain suppliers, including Lucent Technologies, Inc. and Rockwell International Corporation ("Rockwell") regarding a supply of chips and chipsets, there can be no assurance following the Merger that these suppliers will continue to meet the Company's requirements. There can be no assurance that severe shortages of components will not occur in the future which could increase the cost or delay the shipment of products and have a material adverse effect on the Company's operating results.

SALES CHANNEL RISKS

         The Company's distribution channel is composed of value-added resellers, original equipment manufacturers and distributors in more than 40 countries. Sales to end-user customers account for less than 10% of the Company's revenues. Many of the Company's value-added resellers and other distributors carry products which are complimentary to those of the Company, and may choose to give higher priority to products of other suppliers or competitors of the Company.

         Hayes sells its products primarily through national, regional and international wholesale distributors, national corporate resellers, computer superstores and mail order. Sales to wholesale distributors accounted for a significant share of Hayes net sales in fiscal 1996. The personal computer distribution industry has been characterized by rapid change, including consolidations and financial difficulties of wholesale distributors and the emergence of alternative distribution channels. Hayes is dependent upon the continued viability and financial stability of its wholesale distributors. The loss or ineffectiveness of any of Hayes' largest wholesale distributors or a number of its smaller wholesale distributors could have a material adverse effect on the Company's operating results following the Merger. In addition, an increasing number of vendors are competing for access to wholesale distributors which could adversely affect the Company's ability to maintain Hayes' existing relationships with its wholesale distributors or could negatively impact sales to such distributors.

         Hayes is dependent on the continued viability and financial stability of its national resellers. The loss or ineffectiveness of any of Hayes' largest national resellers or a number of its smaller national resellers could have a material adverse effect on the Company's operating results following the Merger.

         Due to increased competition for limited shelf space, retailers are increasingly in a better position to negotiate favorable terms of sale, including price discounts and product return policies. There can be no assurance that Hayes will be able to sustain or increase its sales to retailers, which could have a material adverse effect on the Company's operating results following the Merger.

         The OEM modem market has grown to approximately 50% of the overall modem market. Hayes has not participated substantially in the OEM modem market for the last two years and Hayes can give no assurance that it will be able to successfully penetrate this market.

CONDITIONS TO THE MERGER

         The obligations of the Company and Hayes to effect the Merger are subject to a number of conditions including the receipt by each party of all consents, assignments, waivers, authorizations or other certificates of third parties for the continuation in full force and effect of any and all material contracts and leases. Hayes has not received a consent from its lender CIT Group/Credit Finance, Inc. ("CIT") for the continuation in full force and effect of Hayes' credit facility with CIT following the Merger. If CIT does not consent to the continuation of its credit facility following the Merger, each of Hayes and the Company may determine to not effect the Merger. If the Merger is consummated without CIT's consent to continue its credit facility with the Company, it will be necessary for the Company to pursue additional equity or debt financing to meet its cash requirements. See "HAYES' MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources."

         IMPLEMENTATION OF NEW INFORMATION SYSTEM

         Hayes is currently involved in the replacement of its information systems with software from Oracle Corporation which will be completed after the Effective Time of the Merger. The implementation of a new information system could cause disruption to work efficiency. There can be no assurance that the project will be completed within the budgeted time schedule or costs. To the extent that the project is not completed timely or within the budgeted costs, the Company's business and financial condition could be adversely affected.

ELECTION OF DIRECTORS AND OTHER STOCKHOLDER MATTERS

         As a result of the Shareholder's Agreement among each of the Hayes Shareholders and Mr. Howard, certain shareholders who will own substantially more than 50% of the Common Stock will control the election of a majority of the directors, such agreement to remain effective for so long as certain shareholders own at least ten (10%) percent of the outstanding shares of the Company. Such persons will also be able to control the taking of action which requires approval by stockholders, since they will own more than a majority of the outstanding shares of the Company.

                                 USE OF PROCEEDS

         The Company will not realize any proceeds from the sale of the Shares. The Company is obligated under the Purchase Agreement to pay all the expenses associated with the registration of the Shares, including, without limitation, all registration, qualification and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for the Company, blue sky fees and expenses, and expenses of any special audits incident to or required by the registration. The Selling Shareholder will pay the expenses associated with the sale of the Shares, which expenses may include selling commissions, underwriting fees, stock transfer taxes applicable to the Shares, and all fees and disbursements of counsel for the Selling Shareholder.

                                 DIVIDEND POLICY

         The Company has not paid any dividends on its Common Stock and does not anticipate paying any such dividends on its Common Stock in the foreseeable future. Holders of Series A Preferred Stock will be entitled to receive, as and when declared by the Company Board, cumulative compounding dividends at the rate of ten percent (10%) per annum of the original issue price per share of the Series A Preferred Stock. Such dividends are to be paid in cash upon redemption, or in additional shares of Common Stock upon conversion of the Series A Preferred Stock. No dividends may be paid on the Common Stock unless all accrued and unpaid dividends on the Series A Stock are paid.

         Pursuant to a loan and security agreement dated October 2, 1997, the Company may not declare or pay any dividends, except dividends payable solely in shares of capital stock, or make any other payments on its capital stock, without the consent of the lender.


            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

THE COMPANY

         The Common Stock is traded on NASDAQ/NMS under the symbol "ACCB." The stock prices listed below represent the high and low closing sale prices of the Common Stock, as reported by NASDAQ/NMS, for each fiscal quarter since the Common Stock began trading on NASDAQ/NMS on November 18, 1996. There is no public market for the Series A Preferred Stock.

Fiscal Year 1997
----------------

                                                              High                Low
                                                              ----                ---
         Second quarter ended January 31, 1997
           (from November 18, 1996)                          $8 7/8              $6

         Third quarter ended April 30, 1997                  $7 1/8              $3

         Fourth quarter ended July 31, 1997                  $6 1/8              $3 1/4

         First quarter (through October 24, 1997)            $8 3/16             $4 5/8

         On October 24, 1997, the last reported sale price of the Common Stock on NASDAQ/NMS was $5.5625 per share and there were approximately 803 holders of record of Common Stock, who management believes hold such shares of Common Stock for more than 1,800 beneficial owners.

HAYES

         Hayes is a privately-held company and its securities are not listed for quotation on NASDAQ/NMS or a stock exchange. On November 15, 1994, Hayes filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code due to its inability to pay its debts on a current basis. From November 15, 1994 to April 16, 1996, there were no sales of Hayes securities other than the redemption of 529,141.81 shares (after a 3.07835 for one reverse split) of Hayes Common Stock owned by Melita E. Hayes pursuant to the court approved Plan and the redemption of stock under the Hayes Profit Sharing, Savings and Stock Plan. In addition, and in connection with the Plan, on April 16, 1996, Hayes issued 4,900,000 shares of Hayes Series A Preferred Stock for $35.0 million or $7.14 per share to fund the Plan. On April 11, 1997, Hayes issued 263,113 shares of Hayes Series B Preferred Stock to Vulcan Ventures for $5.5 million or $20.90 per share without giving effect to the Conversion Ratio. The following is a summary of prices paid in private transactions involving Hayes' capital stock during the past two years without giving effect to the Conversion Ratio:

                                                                                   Price
Transaction Date           Description of Security        Transaction Value      Per Share
----------------           -----------------------        -----------------      ---------

April 16, 1996                   Common Stock                $11,000,000          $20.79
April 16, 1996             Series A Preferred Stock          $35,000,000           $7.14
September 12, 1996               Common Stock                 $1,741,805          $22.90
December 6, 1996                 Common Stock                  $737,383           $22.90
April 11, 1997             Series B Preferred Stock           $5,500,000          $20.90

                                 CAPITALIZATION

         The following table sets forth (i) the actual capitalization of the Company at July 31, 1997 and (ii) the pro forma capitalization of the Company at July 30, 1997 adjusted to give effect to the Merger Agreement as a reverse acquisition and a purchase for accounting purposes, and costs associated with the consummation of the Merger. The actual capitalization of the Company is based on the audited financial statements of the Company as of July 31, 1997.

                                                                             As of July 31, 1997
------------------------------------------------------------------------------------------------------
                                                                          Actual            Pro Forma
------------------------------------------------------------------------------------------------------

Long-term debt:
CIT line of credit(1)                                                                         18,767
CIT term of loans due April 1, 2002(1)                                                         7,079
Convertible notes from Investors(1)                                                           10,000
Capital leases and other(1)                                                    743             1,889
                                                                          --------           -------
  Total long-term debt                                                         743            37,735

Stockholders' equity:

Common stock, $0.01 par value; 30,000,000 shares
    authorized; 12,495,291 issued and outstanding
    (58,283,453 issued and outstanding pro forma)(2)                           125               583

                                                                             As of July 31, 1997
------------------------------------------------------------------------------------------------------
                                                                          Actual            Pro Forma
------------------------------------------------------------------------------------------------------
Series A Preferred Stock, no par value; 1,217,930
shares authorized and outstanding pro forma(3)                                  --             1,218

Paid-in capital(4)                                                          46,431            94,944

Accumulated deficit(4)                                                    (39,206)          (84,545)

Other adjustments(4)                                                          (39)               677
                                                                          --------           -------

  Total stockholders' equity                                                 7,311            12,877
                                                                          --------           -------

------------------------------------------------------------------------------------------------------
Total capitalization                                                         8,054            50,612
                                                                          --------           -------
------------------------------------------------------------------------------------------------------

(1)  Based on the unaudited financial statements of Hayes as of June 30, 1997.
(2) Based on the issuance of 45,788,162 shares of common stock to be issued pursuant to the Merger Agreement.
(3) Based on the issuance of 1,217,930 shares of Series A Preferred Stock to be issued pursuant to the Merger Agreement.
(4) Includes the effect of the exchange of Hayes common and preferred stock for common and preferred stock of the Company.


                               SELLING SHAREHOLDER

         The Selling Shareholder is offering 503,704 shares of Common Stock of the Company (the "Shares") under the registration statement of which this Prospectus is a part. The Shares were acquired by the Selling Shareholder from the Company in the sale of Hawk Technology and Hawk Products to the Company in May 1997. Prior to such May 1997 transaction, the Selling Shareholder owned no shares of the Company's Common Stock. Previously, the Selling Shareholder (or its predecessor entities) had entered into agreements with Penril involving certain technologies related to the Access Beyond Business of Penril. In April 1995, Penril and the Selling Shareholder (then known as AT&T Paradyne Corporation, and was at the time a wholly-owned subsidiary of AT&T) entered into a Joint Development Agreement ("Development Agreement") relating to the development of software for bridge routers and remote access servers. Simultaneously with the Development Agreement, Penril and the Selling Shareholder entered into two other agreements: (1) a Patent License Agreement ("License Agreement") and (2) an Original Equipment Manufacturer Agreement ("OEM Agreement"). The License Agreement and the OEM Agreement were to assist the parties in carrying out the Development Agreement. Under the License Agreement, Penril received the license to use certain AT&T patents in developing the software for bridge routers and remote access servers. Under the OEM Agreement, Penril was to provide the Selling Shareholder with various equipment to be used in connection with the software developed by Penril under the Development Agreement. The OEM Agreement was canceled by the Selling Shareholder prior to any shipments by Penril. The money paid by the Selling Shareholder under the OEM Agreement was applied to its funding obligations under the Development Agreement.

           UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

         The unaudited pro forma condensed combined financial statements of the Company have been derived from the historical consolidated financial statements of the Company and Hayes and give effect to (i) the Merger as a reverse acquisition and a purchase for accounting purposes, and (ii) costs associated with the consummation of the Merger. The unaudited pro forma condensed combined balance sheet gives effect to the combination as if it had occurred on June 30, 1997 using the Company's year ended July 31, 1997 financial statements. The unaudited pro forma condensed combined statements of operations give effect to the combination as if it had occurred at the beginning of the earliest period presented. The pro forma adjustments are based on preliminary estimates, available information and certain assumptions that management deems appropriate. The pro forma financial data does not purport to represent what the combined Company's financial position or results of operations would actually have been if such transactions in fact had occurred on those dates or to project the combined Company's financial position or results of operations for any future period. The unaudited pro forma condensed combined financial statements should be read in conjunction with the Company's and Hayes' consolidated financial statements and the notes thereto included elsewhere herein.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 (In Thousands)

                                                            HAYES         THE COMPANY             ACQUISITION
                                                        JUNE 30, 1997    JULY 31, 1997            ADJUSTMENTS           PRO FORMA
                                                        -------------    -------------            -----------           ---------
ASSETS:
Cash and cash equivalents..........................       $   3,301         $    578                                     $3,879
Accounts receivable................................          38,371            3,050                                     41,421
Receivables from related parties...................           3,883                                                       3,883
Inventories........................................          34,891            5,678         749(1)                      41,318
Prepaids and other(6)..............................           4,601              167                                      4,768
      Total Current Assets.........................          85,047            9,473         749                         95,269
Property and equipment.............................           9,185            3,484                                     12,669
Intangibles and other..............................           6,689              949                                      7,638
Acquired technology................................                                        4,010(2)                       4,010
Acquired in process research and development.......                                       46,398(3)      (46,398)(3)
Excess of cost over identifiable assets acquired...                                        4,227(8)                       4,227
      Total Assets.................................         100,921           13,906      55,384         (46,398)       123,813

LIABILITIES:
Current debt.......................................          31,501                                                      31,501
Accounts payable and accrued liabilities...........          50,126            5,842       1,000(7)                      56,968
Amounts due related parties........................           8,265                                                       8,265
Income taxes.......................................             926                                                         926
      Total current liabilities....................          90,818            5,842       1,000                         97,660

Long-term debt, less current.......................           5,491              456                                      5,947
Other long-term liabilities........................           1,577              297                                      1,874
      Total Liabilities............................          97,886            6,595       1,000                        105,481
                                                                                                                          5,455
Redeemable preferred stock, series B...............           5,455

STOCKHOLDERS' EQUITY (DEFICIT):
Common stock.......................................              50              125         (50)(4)         458(4)         583
Preferred stock, series A..........................          35,000                      (35,000)(4)       1,218(4)       1,218
Additional paid in capital.........................                           46,431     (46,431)(5)      94,944(4)      94,944
Accumulated deficit................................         (38,147)         (39,206)     39,206(5)      (46,398)(3)    (84,545)
Other adjustments..................................             677              (39)         39(5)                         677
      Total stockholders' equity (deficit).........          (2,420)           7,311     (42,336)         50,222         12,877
      Total liabilities and stockholders' equity...         100,921           13,906     (41,236)         50,222        123,813


--------------------------

(1) Adjustment to reflect fair value of the Company's inventory less estimated selling costs.

(2) Adjustment to capitalize the acquired product line technology using the income forecast method.
(3) Adjustment to capitalize and expense the acquired in process research and development based on an appraisal of the product line technology that has not yet reached technological feasibility using the income forecast method.
(4) Adjustment to reflect the exchange of Hayes common and preferred stock for common and preferred stock of the Company.
(5) Adjustment to reflect the elimination of additional paid in capital, and accumulated deficit and other equity adjustments accounts balances of the Company.
(6) Consistent with the Company's historical financial statements, the purchase allocation includes the $980,000 note receivable from Technipower, Inc. and the $1,950,000 note receivable from Electro-Metrics, Inc. which have been fully reserved. Repayment of these notes cannot be assured beyond a reasonable doubt.
(7) Adjustment to record the Company's estimate of costs associated with the consummation of the Merger.
(8) The fair value of stock issued was based on the outstanding shares at the average market price of $4.94 five days before and after the announcement date of July 29, 1997. The unaudited and estimated fair value of assets acquired and liabilities assumed is summarized as follows:

           Fair value of stock issue ................................      $61,695
           Other acquisition costs ..................................        1,000
           Fair value of liabilities assumed ........................        6,595
           Fair value of tangible and identifiable assets acquired ..      (14,655)
           Acquired product technology line .........................       (4,010)
           Acquired in process research and development .............      (46,398)
                                                                         ---------
           Excess of cost over identifiable assets acquired              $   4,227
                                                                         =========


         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                 (In Thousands, except share and per share data)

                                                                    THE COMPANY
                                                      HAYES         SIX MONTHS
                                                SIX MONTHS ENDED       ENDED       PRO FORMA
                                                  JUNE 30, 1997    JULY 31, 1997   ADJUSTMENTS    PRO FORMA
                                                  -------------    -------------   -----------    ---------

Net revenues from continuing operations......       $  94,897       $   6,492                    $  101,389
Cost of Revenues.............................          70,965           4,093                        75,058
Gross profit.................................          23,932           2,399                        26,331
Selling, general and administrative..........          26,374           5,566                        31,940
Research and development.....................           5,981           2,671                         8,652
Amortization.................................                                          775 (1)          775
Restructuring charges........................                             238                           238
Write-down of assets.........................                             864                           864

Operating loss from continuing
   operations................................          (8,423)         (6,940)        (775)         (16,138)
Interest (expense) income, net...............          (2,375)            108                        (2,267)
Other income.................................           1,710             213                         1,923
Loss before tax expense .....................          (9,088)         (6,619)        (775)         (16,482)
Income tax expense...........................             (62)                                          (62)
Loss before unusual items,
  reorganization expenses, discontinued
  operations, and non-recurring gains........         (9,150)         (6,619)         (775)         (16,544)
Loss per common share........................                                                         (0.28)
Shares used in per share calculation.........                                                    58,283,453

--------------------

(1) Adjustments to recognize amortization of acquired product technology over its estimated life of three to thirty-six months and to recognize amortization of excess of cost over identifiable assets acquired over seven years.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                 (In Thousands, except share and per share data)

                                                                THE COMPANY
                                                HAYES         TWELVE MONTH
                                                YEAR             PERIOD
                                                ENDED         ENDED JANUARY     PENRIL       THE COMPANY   PRO FORMA
                                          DECEMBER 31, 1996      31, 1997     ADJUSTMENTS    AS ADJUSTED   ADJUSTMENTS    PRO FORMA
                                          -----------------      --------     -----------    -----------   -----------    ---------
Net revenues from continuing
   operations...........................     $ 257,452          $  33,596     $  (12,366)(1)  $  21,230                   $ 278,682

Cost of Revenues........................       195,918             20,416     (8,683)(1)         11,733                     207,651
Gross profit............................        61,534             13,180        (3,683)          9,497                      71,031
Selling, general and administrative.....        61,727             17,239      (2,147)(2)        15,092                      76,819
Research and development................         9,640              7,358     (1,400)(3)          5,958                      15,598
Amortization............................                              367                           367       2,882(4)        3,249
Restructuring charges...................         3,600              9,718                         9,718                      13,318
Merger related expenses.................                            4,576                         4,576                       4,576

Operating loss from continuing
operations..............................       (13,433)           (26,078)         (136)        (26,214)     (2,882)        (42,529)
Interest expense, net...................        (5,056)              (150)                         (150)                     (5,206)
Other income ...........................         2,279              3,885                         3,885                       6,164
Loss before tax expense ................       (16,210)           (22,343)         (136)        (22,479)     (2,882)        (41,571)
Income tax expense......................          (385)                                                                        (385)
Loss before unusual items,
  reorganization expenses, discontinued
  operations, and non-recurring gains...       (16,595)           (22,343)         (136)        (22,479)     (2,882)        (41,956)
Loss per common share...................                                                                                      (0.72)
Shares used in per share calculation....                                                                                 58,283,453

-------------------

(1) Adjustments to exclude the modem business revenues and associated costs of sales; the adjustments to Penril are only for those items that can be directly attributed to the modem business sold to Bay.

(2) Adjustment to eliminate rent expense related to the modem business product development and engineering, to exclude marketing and advertising expenses related to the modem business and related depreciation, amortization and other operating expense.

(3)   Adjustment to eliminate modem business related engineering labor.

(4) Adjustment to recognize amortization of acquired product technology over its estimated life of three to thirty-six months and to recognize amortization of excess of cost over identifiable assets acquired over seven years.

                                 ACCESS BEYOND'S
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

         In the fourth quarter of fiscal 1996, Penril took actions to strategically restructure the business to focus on the remote access connectivity products, to reduce costs and improve competitiveness for the long-term. This restructuring plan included the elimination of the VCP and BRX product lines and the introduction of the new remote access product line. As described more fully in Note 2 to the Company's Consolidated Financial Statements, Penril recorded a restructuring charge in the fourth quarter of fiscal 1996 of $9.7 million. As of July 31, 1997, the Company had completed all phases of the restructuring plan and does not anticipate any additional cost associated with this plan.

         In the first quarter of fiscal 1997, prior to the spin-off of the Company, Penril received approximately $6.1 million from the exercise of employee and director stock options. The cash generated from these exercises was used for the expenditures related to the merger and spin-off of the Company. These expenditures included legal and accounting fees of approximately $700,000, investment banker fees of $1.6 million, and change of control payments to certain officers of Penril of $1.8 million. Also in the first quarter of fiscal 1997, prior to the spin-off of the Company, Penril received the following; $3.5 million in cash from Standard Micro Systems Corp. for settlement of the law suit with Penril, and $1.6 million in cash and $2.8 million in notes from the sale of its Technipower, Inc. subsidiary. As of July 31, 1997, a balance of $980,000 on the TPI note was past due. The Company reserved the unpaid balance of this note with a charge in the fourth quarter of fiscal 1997 of $980,000 to loss on disposal of discontinued operations.

         On November 18, 1996, as a result of the merger between Penril and Bay, certain assets and liabilities related to the modem business were transferred to Bay. The assets included $2.5 million in accounts receivables, $2.7 million in inventory, $1.7 million in deferred tax assets, and $761,000 in other assets. The liabilities included a $4 million line of credit, $1.5 million in accounts payables, and $887,000 in other liabilities. All cash and rights to future cash from the sale of TPI were spun-off to the Company pursuant to the merger agreement with Bay. In addition, the Company received $1.5 million in cash from Bay pursuant to the Transitional Services Agreement between Penril and the Company.

         In March 1997, the Company entered into an agreement with Hibbing Electronics, Inc. ("Hibbing") in which Hibbing will manufacture and sell printed circuit card products to the Company. Under the agreement, Hibbing has the right to use the lower level of the Company's Gaithersburg, Maryland, facility as well as certain equipment needed for the manufacturing process. Hibbing will pay the Company 50% of the monthly rent and utilities associated with that facility, and will pay the current installment amounts on the equipment that the Company leases. This agreement expires August 31, 1998 at which time Hibbing shall have the option to purchase all of the equipment covered under the agreement and the Company will assign all right, title and interest in the covered leases and equipment to Hibbing in exchange for Hibbing's agreement to pay and perform the Company's obligations under those leases.

         In May 1997, the Company and the Selling Shareholder entered into the Technology Transfer Agreement pursuant to which the Selling Shareholder (i) transferred the Hawk Technology to the Company, (ii) sold to the Company the Hawk Products (iii) licensed to the Company certain intellectual property in connection with the Hawk Technology, and (iv) agreed to provide the Company with technical, engineering, manufacturing and marketing support, for an aggregate purchase price of 503,704 shares of Common Stock, and $425,000 in cash. The Company and Paradyne also entered into the Purchase Agreement, pursuant to which the Company sold and issued the Shares to Paradyne. Pursuant to the Purchase Agreement, the Company is required to register the Shares for resale by the Selling Shareholder under the Securities Act.

         On June 30, 1997, the Company sold the assets of its Electro-Metrics, Inc. ("EMI") subsidiary to a company principally owned by the former president of EMI and received $2.0 million in cash, $1.5 million in subordinated term notes, and $500,000 in warrants (repayment terms of the notes and warrants are more fully described in Note 3 to the

Company's Consolidated Financial Statements). In accordance with the Securities and Exchange Commissions' Staff Accounting Bulletin No. 81, "Gain Recognition on the Sale of a Business or Operating Assets to a Highly Leveraged Entity", a provision was charged to Loss from Disposal of Discontinued Operations for the outstanding balance of the subordinated term notes and warrants at July 31, 1997 of 2.0 million. The Company fully expects to collect these notes and warrants, however the repayments will be recorded as income when received due to the highly leveraged structure of the buyer. The purchase price was determined by arms-length negotiation.

         The cash received from the sources described above was used to fund the Company's loss from continuing operations for fiscal 1997 of $13.9 million. Contributing to the Company's cash flow in fiscal 1997 was the reduction of accounts receivable of $1.4 million (after adjusting for the transfer of accounts receivable to Bay). This reduction was the result of lower sales volumes in fiscal 1997 compared to fiscal 1996.

         The Company's inventories and accounts payables declined by $600,000 and $1.1 million respectively (after adjusting for the transfer of inventory and accounts payable to Bay), as a result of the lower level of business and the outsourcing of its board level manufacturing to Hibbing.

         In August 1997, the Company completed a reduction in force of 19 employees which, in combination with reductions in other expenses, is expected to result in an annual savings of approximately $2.0 million.

         In September 1997, the Company obtained a commitment for a secured working capital facility of $3.0 million with borrowings based on qualified accounts receivable and inventory.

         The ability of the Company to generate adequate cash for operational and capital needs is dependent on the success of the Company to increase sales of its new Access Beyond products including the AB2400/4400 and the "Hawk," coupled with the collection of cash from notes received in the sale of its TPI and EMI subsidiaries. In addition it may seek to raise cash from other sources including sales of securities or other assets of the Company.

RESULTS OF OPERATIONS

         The Company was incorporated on July 23, 1996, and filed a Form S-1 Registration Statement with the Securities and Exchange Commission which became effective October 17, 1996. On November 18, 1996 Penril distributed a dividend to its stockholders of record of one share of common stock of Access Beyond for each share of Penril common stock held. Penril transferred all of the assets and liabilities of Penril's remote access business to Access Beyond before becoming a wholly owned subsidiary of Bay on November 18, 1996. As the successor company to Penril, the Company retains the historical financial information of Penril through November 18, 1996, when Penril was merged into Bay. For accounting purposes, the disposition of the modem business, as a result of the merger agreement with Bay, has been accounted for as a reduction of paid in capital. For purposes of this discussion, revenue and expenses that could be specifically identified with the modem business ("Modem Products") are shown separately from the Company's Access Beyond and LAN/Host Access Products (the "Company's Products"). Certain expenses that could not be specifically identified with the modem business were included with the Company's business, consequently the expenses reported for the Company's business in fiscal 1996 and 1995 are in excess of those that would have been incurred had the Company been a stand alone entity at that time. The results of operations from the discontinued operations of the EMI and TPI subsidiaries are not included in this discussion. Dollar amounts are reported in thousands.

FISCAL 1997 COMPARED TO FISCAL 1996

                                             JULY 31,     JULY 31,
                                               1997         1996          CHANGE
                                            --------     ----------       ------

Revenues:
   The Company's Products............       $ 13,772      $ 19,916      $ (6,144)
   Modem Products....................          4,228        19,519       (15,291)
                                            --------      --------      --------
                                            $ 18,000      $ 39,435      $(21,435)
                                            ========      ========      ========

         Revenues from the Company's Products declined in fiscal 1997 as a result of the delay in launching the new Access Beyond products including the AB2400/4400 models. These models were released in the fourth quarter of fiscal 1997. In addition, there was a continued decline in the market demand for the Company's CSX terminal servers and VCX multiplexers which represent older technology. The Company believes that the new Access Beyond products are competitively priced and will generate revenues over the next fiscal year to offset the decline in revenues from the older LAN and Host Access products. Revenues from Modem Products declined because of the sale of the modem product business to Bay in November 1996.

         Exports represented 21% of the Company's total revenues in fiscal 1997 and 32% of the Company's revenues in fiscal 1996. Revenues from the Company's foreign subsidiary, which is primarily a sales and marketing operation in England, represented 20% of the Company's total revenues in fiscal 1997 and 19% of the Company's total revenues in fiscal 1996. The Company does not believe it has any significant exposure to exchange rate risk.

         In the three years ended July 31, 1997, 1996, and 1995, foreign operations have generated net losses after eliminations of $164,000, $401,000, and $49,000 respectively, while domestic operations generated net losses of $13.7 million, $20.3 million and $5.1 million respectively. The Company's foreign operation consists of a sales and distribution facility. The net losses from the Company's foreign operation is due to greater price competitiveness, which has caused a decline in gross profit margins. The net losses from the Company's domestic operations in fiscal 1996 included a restructuring charge of $9.7 million and merger related expenses of $500,000. The net losses from the Company's domestic operations in fiscal 1997 and 1996 were due to lower sales volumes and higher absorption of manufacturing variances and other fixed charges related to the Company's domestic manufacturing operation. The Company's domestic manufacturing operation performs all manufacturing for the Company and consequently must absorb all of the unfavorable manufacturing variances resulting from the lower sales volumes.

                                                      JULY 31,    JULY 31,
                                                        1997        1996       CHANGE
                                                      --------    --------     ------
Gross Profit Margin:
     The Company's Products................              36%         37%         (1)%
     Modem Products........................              23%         49%        (26)%

         Gross profit margins for the Company's Products declined slightly in fiscal 1997 because of manufacturing inefficiencies due to lower sales volumes and because of delays in launching the new Access Beyond product line. Gross profit margins for Modem Products declined sharply as a result of the sale of the modem business to Bay and the efforts prior to the closing to reduce inventory of Modem Products with discounted pricing.

                                                      JULY 31,    JULY 31,
                                                        1997        1996       CHANGE
                                                      --------    --------     ------
Selling, general and administrative expenses:
     The Company's Products....................       $ 12,253    $ 16,417    $ (4,164)
     Modem Products............................            634       2,694      (2,060)
                                                      --------    --------    --------
                                                      $ 12,887    $ 19,111    $ (6,224)
                                                      ========    ========    ========

         Selling, general and administrative expenses for the Company's Products declined as a result of the restructuring plan implemented in fiscal 1997. Expenses related to the Modem Products declined as a result of the sale of the modem business to Bay.

                                                     JULY 31,    JULY 31,
                                                       1997        1996       CHANGE
                                                     --------    --------     ------
Product development expenses:
      The Company's Products...............           $ 5,644     $  5,624   $     20
      Modem Products.......................               520        1,765     (1,245)
                                                      -------     --------   --------
                                                      $ 6,164     $  7,389   $ (1,225)
                                                      =======     ========   ========

         Product development expenses increased slightly in fiscal 1997 due to the continued development of the new Access Beyond product line including the AB2400/4400 and the "Hawk" products which were launched in the fourth quarter of fiscal 1997. Modem Product development expenses declined due to the sale of the modem business to Bay in November 1996.

                                                JULY 31,    JULY 31,
                                                  1997        1996       CHANGE
                                                --------    --------     ------
Other Operating expenses:
     Merger related expenses................    $ 4,077       $    -    $ 4,077
     Write-down of assets...................        864            -        864
     Provision for restructuring............        238        9,718     (9,480)
Other Income(expenses):
     Interest income........................        380            -        380
     Interest expense.......................        200          698       (498)
Other:  Settlement of Lawsuit...............      3,547            -      3,547

         Pursuant to the merger of Penril and Bay in the first quarter of fiscal 1997, Penril incurred merger related expenses of $4.2 million. In the fourth quarter of fiscal 1997, the Company determined that as a result of the introduction of its new AB2400/4400 products, an additional reserve for inventory obsolescence of $864,000 needed to be recorded. Also in the fourth quarter, the Company recorded a charge to restructuring of $238,000 for additional inventory that was disposed of as part of the original restructuring plan. Interest income was generated from the short-term investments that the Company made in fiscal 1997 with its excess cash. Interest expense resulted from the Company's capital equipment leases. The decline in interest expense resulted from the elimination of the line of credit as part of the merger and spin-off transaction with Bay in fiscal 1997.

         In 1993 the Company had initiated a lawsuit against Standard Microsystems Corp. ("SMC") for breach of contract including failure to transfer technology, unfair competition and false representations. In September 1996, the Company and SMC agreed to drop the charges of false representation and settle the contractual dispute. In October 1996, the Company received from SMC, in settlement of the litigation, $3.5 million cash, net of legal payments.


FISCAL 1996 COMPARED TO FISCAL 1995

                                                JULY 31,    JULY 31,
                                                  1997        1996         CHANGE
                                                --------    --------       ------
     Revenues:
         The Company's Products........         $ 19,916     $ 33,637    $ (13,721)
         Modem Products................           19,519       18,974          545
                                                ---------    --------    ---------
                                                $  39,435    $ 52,611    $ (13,176)
                                                =========    ========    =========

         The decrease in revenues for the Company's Products was primarily attributable to the continued decline in market demand for terminal servers and multiplexers which resulted in lower volumes and more competitive pricing.

         In the fourth quarter of fiscal 1996, Penril and Bay entered into a License Agreement whereby Bay acquired a license to certain intellectual property rights related to Penril's modem technology, and Penril was paid $4.5 million. Revenues for Modem Products without this license agreement would have been $15.0 million in fiscal 1996 compared with $19.0 million in fiscal 1995. The decrease in revenue from the sale of Modem Products was due to slower than expected sales of Penril's V.34 modems, and a decline in sales of older Modem Products.

                                                JULY 31,    JULY 31,
                                                  1997        1996       CHANGE
                                                --------    --------     ------
     Gross Profit Margin:
         The Company's Products.........           37%          46%        (9)%
         Modem Products.................           49%          41%         8 %

         The decrease in the gross profit margins for the Company's Products was due to reductions in product pricing in order to remain competitive in the market place, and increases in manufacturing inefficiencies due to lower sales volumes. As noted above, Penril entered into a License Agreement with Bay in the fourth quarter of fiscal 1996 for $4.5 million. Gross profit margins without this License Agreement would have been 34% in fiscal 1996 compared to 41% in fiscal 1995. The decrease in gross profit margins for Modem Products was due to higher costs of materials in the V.34 modem product line as well as pricing competition and lower manufacturing efficiencies related to the lower sales volume.

                                                         JULY 31,    JULY 31,
                                                           1997        1996       CHANGE
                                                         --------    --------     ------
     Selling, general and administrative expenses:
         The Company's Products....................      $ 16,417     $ 16,479   $   (62)
         Modem Products............................         2,694        2,286       408
                                                         --------     --------   -------
                                                         $ 19,111     $ 18,765   $   346
                                                         ========     ========   =======

         Selling, general and administrative expenses decreased for the Company's Products primarily from lower commissions paid due to lower sales volume. There was also a reduction in personnel costs as a result of eliminating several administrative positions in Penril's Gaithersburg, Maryland facilities during fiscal 1995. This reduction was partially offset by a charge of $500,000 during the fourth quarter of fiscal 1996, for costs incurred related to the Penril/Bay Merger. All expenses which could not be specifically identified with the modem products were included with the Company's Products. Consequently the expenses for the Company's Products are in excess of those that would have been incurred had the Company been a stand alone company.

                                                JULY 31,    JULY 31,
                                                  1997        1996       CHANGE
                                                --------    --------     ------
    Product development expenses:
         The Company's Products...........      $ 5,624      $ 5,520     $  104
         Modem Products...................        1,765        1,918       (153)
                                                -------      -------     -------
                                                $ 7,389      $ 7,438     $  (49)
                                                =======      =======     =======

         Product development expenses for the Company's Products increased because of an increase in personnel costs related to development of the new Access Beyond product line. Modem Product development expenses decreased because of reductions in personnel costs as a result of Penril's cost reduction efforts in fiscal 1995. All expenses which could not be specifically identified with the Modem Products were included with the Company's Products. Consequently the expenses for the Company's Products are in excess of those that would have been incurred had the Company been a stand alone company.

                                                JULY 31,    JULY 31,
                                                  1997        1996       CHANGE
                                                --------    --------     ------

         Interest expense..............           $698       $1,228      $(530)

         During fiscal 1996, Penril sold Penril Stock in private placements which generated approximately $14.7 million in cash. A portion of the proceeds was used to repay all of Penril's term debt during fiscal 1996, which resulted in decreased interest expense.

                             BUSINESS OF THE COMPANY

GENERAL DEVELOPMENTS

         The Company is in the business of developing and marketing products which enable local, remote or mobile users to access network resources (the "Remote Access Business"). The Company was incorporated on July 23, 1996 and, as described more fully in Note 1 to the Company's Consolidated Financial Statements, was spun-off from Penril on November 18, 1996 pursuant to the distribution (the "Distribution") to the Penril stockholders on such date of shares of the Company's Common Stock. The Company retains the historical financial information of Penril through November 18, 1996 when Penril was merged into Bay Networks, Inc. For accounting purposes, the disposition of Penril's modem business, as a result of the merger agreement with Bay Networks, Inc. has been accounted for as a reduction of paid in capital. The Company's product lines consists of the product line called Access Beyond, serving the remote access market, and products which serve the LAN and Host Access Products.

         Restructuring: In the fourth quarter of fiscal 1996, Penril took actions to strategically restructure its business to reduce costs and improve competitiveness for the long term. As a result of this plan, Penril recorded a charge of approximately $9.7 million in the fourth quarter of fiscal 1996. The restructuring included a plan to focus the Company's business operations on the remote access server and remote connectivity markets and away from the data transmission markets. See Note 2 to the Consolidated Financial Statements.

         Reduction in Work Force: In August 1997, the Company completed a reduction in work force and other cost-saving measures which will result in an annual savings of approximately $2.0 million and is expected to improve the Company's competitiveness. The cost of such reduction in work force was immaterial.

         Acquisitions: On May 2, 1997, the Company and the Selling Shareholder entered into the Technology Transfer Agreement pursuant to which the Selling Shareholder (i) transferred to the Company the Hawk Technology, (ii) sold to the Company the Hawk Products, (iii) licensed to the Company certain intellectual property in connection with the Hawk Technology, and (iv) agreed to provide the Company with technical, engineering, manufacturing and marketing support, for an aggregate purchase price of 503,704 shares of Common Stock and $425,000 in cash. The Company and the Selling Shareholder also entered into the Purchase Agreement, pursuant to which the Company sold and issued the Shares to the Selling Shareholder. The Company is required to register the Shares for the Selling Shareholder under the Securities Act and use its best efforts to maintain the effectiveness of the Registration Statement. See Note 7 to the Company's Consolidated Financial Statements.

PRINCIPAL PRODUCTS

Access Beyond Product Line

         The Company's Access Beyond product family is targeted at the remote access market, providing a scalable modular platform combining advanced modem, ISDN BRI/PRI, remote access, internet working and terminal connectivity capabilities within a single family of products. The Access Beyond products currently use three chassis configurations supporting from one to eight interface modules for end users to choose from, based on current needs and anticipated future growth. Interface modules are then selected based upon WAN and LAN technology and port density requirements. The result is a fully integrated solution that effectively solves the end user's specific remote access needs.

         The Access Beyond advanced remote access software delivers complete IP, IPX and Appletalk routing, remote node and remote control capabilities including NACS/NASI, all combined with full support for PPP, SLIP, CSLIP, LAT, Telnet, and a wealth of security and management capabilities. In addition to full support for SNMP, it provides an advanced, easy to use Windows(R) based management and configuration utility.

         The Company recently introduced a new class of remote access solutions that integrates both T1 and PRI-ISDN directly within Microsoft Windows NT(R) servers. This new technology, dubbed "Hawk", supports either digital or analog (modem or ISDN) remote access transmission and can be easily plugged into any Microsoft Windows NT(R) or Novell Netware Connect(R) and Border Manager configured server. Servers can be configured to simultaneously support existing network applications as well as remote access, with the Dynamic Access Switching available in the Hawk solution. This substantially reduces network traffic by connecting users directly into the server hosting the network applications.

LAN and Host Access Products

         The LAN and Host Access Products currently sold by the Company include statistical multiplexers and host access servers (VCX), and Ethernet terminal servers (CSX). Each of the LAN and Host Access Products provides the Company with an existing revenue stream as well as an installed base.

         The VCX product line of multiplexers ranges from 4-port remote site multiplexers to enterprise solutions providing up to 304 ports or 36 trunk lines and multipurpose communication servers that combine both WAN and LAN capabilities. These products can function as a data PBX, X.25 PAD, statistical multiplexer, terminal server or any combination of these. Although the market for these products is in decline, the Company continues to serve the installed base and fulfill customer applications.

         The CSX Ethernet communications server family provides local and dialup access to Ethernet LANs. Available as either 8-port or 16-port stand alone units or as a modular chassis based solution, the CSX server provides terminal and dialup access for TCP/IP networks.

DISCONTINUED OPERATIONS

         In fiscal 1995, the board of directors of Penril decided to sell Technipower, Inc. ("TPI"), a subsidiary manufacturing uninterruptible power supplies and power regulating equipment. In October 1996, the Company completed the sale of TPI business for $1.6 million in cash and a $2.8 million note. As of July 31, 1997, a balance of $980,000 remained unpaid on the note which was due July 31, 1997. The Company reserved the unpaid balance of this note with a charge of $980,000 to loss on disposal of discontinued operations.

         In fiscal 1996, the board of directors of Penril decided to sell EMI, a subsidiary manufacturing test equipment and systems for analysis of electromagnetic interference and communications security including applications in satellite communications. In June 1997, the Company completed the sale of the EMI business to EMI Holding Corp. (the "Borrower"), for $2.0 million in cash, $1.5 million in subordinated term notes, and $500,000 in warrants. The subordinated term notes include a $1.0 million note with payments of principal and interest to be made in seven (7) quarterly installments of $50,000 each, beginning on June 30, 1997, and one final installment together with accrued interest being due on June 30, 1999. Interest on the $1.0 million note is at 3% above the highest interest rate being charged to the Borrower by the Borrower's principal bank lender ("Bank Rate"). The remaining subordinated term note of $500,000 accrues interest at 2% above the Bank Rate, accruing from June 30, 1997 and payable in monthly installments beginning on July 1, 1999. The principal shall be paid in one (1) installment on June 30, 2002. The warrants are exercisable on June 30, 2002, wherein the Borrower issues to the Company shares of preferred stock of the Borrower equal to 19.678% of the shares of the Borrower outstanding immediately after the exercise of these warrants. In accordance with the Securities and Exchange Commissions Staff Accounting Bulletin No. 81, "Gain Recognition on the Sale of a Business or Operating Assets to a Highly Leveraged Entity," a provision was charged to Loss from Disposal of Discontinued Operations for the outstanding balance of the subordinated term notes and warrants at July 31, 1997 of $1,950,000. The Company fully expects to collect these notes and warrants, however the repayments will be recorded as income when received due to the highly leveraged structure of the Borrower.

SUPPLIERS

         Material and components for the Company's products are purchased from outside suppliers. While most components are available from several suppliers, a few are provided from sole-source vendors. The Company believes that in most cases alternative sources of supply could be obtained within a reasonable time period; however, an interruption in the supply of such components could have a temporary adverse effect on the Company's operations. In March 1997, the Company entered into an agreement (the "Hibbing Agreement") with Hibbing Electronics Corporation ("Hibbing") pursuant to which Hibbing manufactures and sells printed circuit card products to the Company. The Hibbing Agreement expires August 31, 1998 at which time Hibbing shall have the option to purchase for nominal consideration all of the equipment covered under the agreement and the Company will assign all right, title, and interest in the covered leases and equipment to Hibbing in exchange for Hibbing's agreement to pay and perform the Company's obligations under those leases.

PATENTS, COPYRIGHTS AND LICENSES

         The Company owns, or is licensed or otherwise possesses legally enforceable rights to use, several patents, patent applications, trademarks, trade names, service marks, copyrights, schematics, technology, know-how, computer software programs or applications, and tangible or intangible proprietary information or material essential and necessary to the business of the Company. The Company may desire in the future to obtain additional licenses related to its products and believes, based on industry practice, that any necessary licenses could be obtained. The costs of such licenses may vary significantly depending on the nature of the technology involved.

         The United States trademarks, trade names and service marks owned by Access Beyond include ACCESS BEYOND.

         The Company may license much of its technology including integrated access software; CSU/DSU technology; frame relay assembler disassembler technology; PC/TCP SNMP technology; terminal emulation software; remote access software; router card technology and software; network management software; and basic frame relay software for LAN interconnect products.

         On June 16, 1996, Penril and Bay entered into a Development and License Agreement on behalf of Access Beyond whereby Bay licensed to Penril on behalf of Access Beyond certain intellectual property, software, and technical know-how related to certain 24-port Digital Modem Cards. The agreement contemplates that Bay will develop a 24-port Digital Modem Card for Access Beyond, train Access Beyond's personnel in the underlying technology, and provide technical assistance where necessary to permit Access Beyond to market this digital technology.

BACKLOG

         A significant portion of data communications revenues are based on customer purchase orders with immediate shipment requirements. Backlog, which tends not to be significant in data communications products, is a result of the occasional customer order with future scheduled shipment requirements or misalignment of demand and production of a particular product. Because data communications revenues constitute such a significant portion of the revenues of the Company, it is the opinion of the Company's management that the dollar amount of backlog at any given time is not indicative of the actual level of revenues which will ultimately be realized during future periods. Consequently, the Company's management believes that the amount of backlog is not a material consideration in understanding the Company's business operations.

COMPETITION

         The Company encounters substantial competition in the marketing of its products and many of its competitors have greater financial, marketing and technical resources. Important competitive factors in the markets for the Company's products are established customer base, product performance and features, service and support as well as price. The Company believes that it competes favorably with respect to these factors. There can be no assurance that the Company's products will compete successfully with competitive products that may be offered in the future or that aggressive pricing will not negatively impact the profitability of the Company.

RESEARCH AND DEVELOPMENT

         Under its own sponsorship, the Company is continuously engaged in the development of new products as well as the development and enhancement of its existing products. The Company expensed approximately $6.2 million (34% of consolidated revenues) for product development and engineering during fiscal 1997 compared to $7.4 million (19% of consolidated revenues) in fiscal 1996 and $7.4 million (14% of consolidated revenues) in fiscal 1995.

ENVIRONMENTAL MATTERS

         The Company's compliance with federal, state and local environmental laws had no material effect upon the Company's capital expenditures, earnings or competitive position.

SALES AND MARKETING

         The Company's distribution channel is composed of value-added resellers ("VARs"), original equipment manufacturers ("OEMs") and distributors in more than 40 countries. Sales to end-user customers account for less than 10% of the Company's revenues. This multi-channel strategy allows the Company to meet specific customer needs while giving coverage to the worldwide markets.

         Value Added Resellers. VARs integrate the Company's products with products of other vendors, into networking systems that are sold directly to end-users. VARs also sell the Company's products as stand-alone units. Sales to VARs are made at discounts based on purchase volumes and other incentive programs.

         Original Equipment Manufacturers. The Company also customizes its product for sale through OEMs. This customization may range from simple private labeling of existing products to complete customization of software and/or hardware to fit the product lines of the OEM.

         Distributors. The Company also sells its products to distributors who generally resell to VARs and other dealers. Distributors generally provide a minimal level of systems integration. The Company offers sales and marketing programs to assist distributors in promoting, selling and supporting the Company's products.

         Many of the Company's VARs and distributors carry products which are complementary to, or compete with, those of the Company, and may choose to give higher priority to products of other suppliers or competitors of the Company.

CUSTOMER SUPPORT, SERVICE AND WARRANTY

         The Company services, repairs and provides technical support for its products. A large portion of these support activities, provided through a 24 hour United States support center, are related to software and hardware configuration. The Company sells products with end-user warranty periods of up to sixty months. Following the expiration of the warranty period, if any, the Company offers services on a time and materials basis, or under maintenance contracts.

INTERNATIONAL OPERATIONS

         The Company has a subsidiary (Access Beyond, Ltd.) located in the United Kingdom. Financial information about foreign and domestic operations and export sales is more fully described in Note 10 of the Company's Consolidated Financial Statements.

PROPERTIES

         The Company's executive offices are located in Gaithersburg, Maryland in facilities which had previously been leased to Penril. The lease between the Company and Real Estate Income Partners III was assigned to the Company by Penril as part of the spin-off, is for 54,874 square feet and expires on September 30, 1999. The Company has an option to extend the term of the lease for a period of 119 months and may exercise the option by giving written notice to the landlord prior to the end of the initial term of the lease. Approximately 50% of the premises is subleased to Hibbing, which pays the Company an amount equal to 50% of the rent and other charges payable by the Company.

         The Company leases a research and development facility in Carlstadt, New Jersey. The lease is for approximately 44,403 square feet and expires in September 2001. As more fully described in Note 5 to the Company's Consolidated Financial Statements, the Company has sublet to other parties a substantial portion of such premises.

         In addition to the facilities mentioned above, the Company and its subsidiaries lease manufacturing, warehouse and office facilities in Basingstoke, England. The lease is for approximately 6,800 square feet and expires in December 2001.

         The Company believes its properties are adequate for its needs for the foreseeable future.

EMPLOYEES

         The Company employed approximately 120 full time employees as of July 31, 1997. The Company believes that its future success will depend largely on its ability to retain certain key personnel and to recruit and retain additional highly skilled employees who are in great demand. The Company has an employment contract with Ronald A. Howard, President and CEO, but does not have employment contracts with its other employees. The Company has employee retention arrangements with two employees. The Company has experienced no work stoppages and believes that its employee relations are satisfactory. See "MANAGEMENT OF THE COMPANY -- Employment and Consulting Agreements."

LEGAL PROCEEDINGS

         The Company initiated a lawsuit in December 1994 against Network Systems Corporation ("NSC") for breach of contract, fraudulent inducement and defamation. The suit is seeking specific performance, compensatory damages of $2.0 million and punitive damages of $5.0 million. The litigation arises out of a contract in which the Company agreed to develop certain computer hardware and software to NSC's specifications. NSC subsequently brought a counterclaim alleging negligent misrepresentation, fraud and breach of contract by the Company. NSC is seeking recision of the contract, restitution of monies paid by NSC to the Company, compensatory damages of $5.0 million and punitive damages in an unspecified amount. As of September 23, 1997, the Company was in settlement discussions with NSC.

         The Company is involved in other routine litigation. Management believes none of the litigation will have a material adverse effect on the Company's financial position or results of operations.


                            MANAGEMENT OF THE COMPANY

DIRECTORS AND EXECUTIVE OFFICERS

         Pursuant to the Certificate of Incorporation and the By-laws, the Company Board is divided into three classes with each director serving a three year term (after the initial term). The following table sets forth certain information as to persons who currently serve as directors and executive officers of the Company.

DIRECTORS

Name, Age and Positions with the
Company other than Director               Principal Occupation Information
---------------------------               --------------------------------

Class I - Term Expiring at 1997 Annual Meeting

Barbara Perrier Dreyer, 42 ...    Ms. Perrier Dreyer has served as a Vice
                                  President and Chief Financial Officer of
                                  Communication Systems Technology, Inc., a developer of software and hardware communications and control equipment, since
                                  March 1996, and became a Senior Vice President in October 1997. In July 1997, Ms. Perrier
                                  Dreyer was appointed a member of the Board of Directors of the International
                                  Teleconferencing Association. Ms. Perrier
                                  Dreyer was President and founder of
                                  VideoGrafects, Inc., a multimedia
                                  communications company specializing in the production of video and computer based material, from its founding in August 1992 until the Company was sold to French Bray in March 1996. Prior to founding VideoGrafects,
                                  Inc., Ms. Perrier Dreyer was a special
                                  (investing) partner with New Enterprise
                                  Associates, a venture capital firm.

Paul Schaller, 49 ............    Mr. Schaller has served as President of
                                  Schaller Associates, a management consulting firm, since March, 1996. From September 1995 to March 1996, Mr. Schaller was Vice President of Business Development with the LAN Switching
                                  Division of FORE Systems, Inc., a provider of ATM switching solutions. From August 1993 to
                                  August 1995, Mr. Schaller was the Vice
                                  President of Marketing at Alantec, Inc., a provider of routing switches for the internet working market. Mr. Schaller was Vice
                                  President of Sales and Marketing at Harmonic
                                  Lightwaves, Inc., a fiber optic equipment provider from 1992 to 1993. From 1982 to 1991
                                  Mr. Schaller was Vice President of Sales and
                                  Marketing and General Manager of the Digital
                                  Division of Vitalink Corporation, a provider of remote internet working equipment.


Class II -- Term Expiring at 1998 Annual Meeting

John Howard, 44 ..............    Mr. Howard has served as Senior Managing
                                  Director of Bear, Stearns & Co., Inc. since
                                  March 1997. Mr. Howard was the Chief Executive
                                  Officer of Gryphon Capital Partners
                                  Corporation, an investment firm, from July
                                  1996 to March 1997. He served as Co-Chief
                                  Executive Officer of Vestar Capital Partners, a leveraged buyout firm, from 1990 to 1996.
                                  Mr. Howard is also a director of Celestial
                                  Seasonings, Inc., a manufacturer of herbal teas. Mr. Howard is the brother of Ronald A.
                                  Howard, the Chairman of the Board, President and Chief Executive Officer of the Company.

Name, Age and Positions with the
Company other than Director            Principal Occupation Information
---------------------------            --------------------------------

Arthur Samberg, 56 .................   Mr. Samberg has served as President of
                                       Dawson-Samberg Capital Management, Inc., a registered investment advisor, since
                                       1985. Mr. Samberg is a General Partner
                                       and senior portfolio manager of Pequot
                                       Partners Fund, L.P., Pequot International
                                       Fund Inc. and Pequot Endowment Fund, L.P.


Class III-Term Expiring at 1999 Annual Meeting

Ronald Howard, 41 ..................   Mr. Howard has served as Chairman of the
Chairman of the Board, President and   Board, President and Chief Executive
Chief  Executive Officer               Officer of the Company since November
                                       1996. Mr. Howard served as President of
                                       the Datability Networks Division of
                                       Penril from November 1994 to November
                                       1996, and as Co-President of that
                                       division from May 1993 until November
                                       1994. He had held the position of
                                       Executive Vice President of Penril from
                                       May 1993 until November 1996. Mr. Howard was President of Datability Inc. from its founding in 1977 until it was acquired by Penril in May 1993. Mr. Howard is the brother of John Howard, a director of the Company.
EXECUTIVE OFFICERS (OTHER THAN
DIRECTORS)

James Gallagher, 52 ................   Mr. Gallagher has served as Vice
Vice President -- Sales                President of Sales of the Company since
                                       November 1996. He was Vice President --
                                       Sales of the Datability Networks Division of Penril from November 1994 until November 1996. From May 1993, when Penril acquired Datability, Inc, until November
                                       1994, Mr. Gallagher was Vice President,
                                       North and South American Sales of the
                                       Datability Networks Division. At
                                       Datability, Inc, he was Vice President of
                                       Sales from April 1990 until May 1993.

MANAGEMENT POST MERGER

     As of the Closing of the Merger, the size of the Company Board will be increased to seven, all of the directors of the Company, other than Mr. Howard, will resign, Mr. Howard will fill the vacancies thereby created in Classes II and III and the stockholders will elect two persons to Class I, the term of which expires at the 1997 Annual Meeting. All of such persons will take office effective as of the Closing Date, except that Messrs. Hayes and Chiang Lam will take office effective as of the day after the Closing Date. The following table sets forth certain information as to persons who will serve as directors and executive officers of the Company after the Merger. The directors of Class I will hold office until the Annual Meeting of stockholders in 2000, the directors of Class II will hold office until the Annual Meeting of stockholders in 1998 and the directors of Class III will hold office until the Annual Meeting of stockholders in 1999. Thereafter, stockholders will elect the directors of each Class at the appropriate succeeding Annual Meeting of stockholders.

NAME AND AGE                        PRINCIPAL OCCUPATION INFORMATION
------------                        --------------------------------

Class I - Term Expiring at 2000 Annual Meeting

Chiang Lam, 43 .....................   Mr. Lam has served as a director of Hayes
                                       since April 1996. Mr. Lam is a financial investment advisor serving various venture capital interests. Mr. Lam served on the Board of Directors of Paradigm
                                       Technology from June 1994 to August 1996.

NAME AND AGE                           PRINCIPAL OCCUPATION INFORMATION
------------                           --------------------------------

P. K. Chan, 56 .....................   Mr. Chan has served as President and
President and Chief Operating          Chief Operating Officer of Hayes since
Officer                                October 1997 and served as Vice President
                                       of Operations from October 1994 to
                                       October 1997. Prior to joining Hayes in
                                       October 1994, Mr. Chan served as Managing
                                       Director of Achiever Group, a subsidiary of Achiever Industrial Limited from 1991 to 1994. Prior to joining Achiever
                                       Industrial Limited, he held various
                                       positions with Ampex and Meadville Group, most recently serving as Managing
                                       Director of Manufacturing.

__________, __________

Class II - Term Expiring at 1998 Annual Meeting

______________, ______

______________, ______

Class III- Term Expiring at 1999 Annual Meeting

Dennis Hayes, 47 ...................   Mr. Hayes founded Hayes in 1977 at the
Chairman                               age of 27 and has served as Chairman and
                                       a director of Hayes since its inception.
                                       Mr. Hayes worked on the first four-bit
                                       microprocessor technology while employed at Financial Data Services. After concluding his studies at Georgia Tech, Mr. Hayes worked for National Data
                                       Corporation where he developed
                                       microcomputer based systems to
                                       interconnect networks and maintain
                                       communications systems on large mainframe computers. Mr. Hayes is active in both community and industry associations including the Public Policy Committee of the Computing Technology Industry
                                       Association, the Association of On Line
                                       Professionals, Georgia High Tech
                                       Alliance, Governor's Advisory Council on
                                       Science and Technology and Georgia Center for Advanced Telecommunications
                                       Technology. Mr. Hayes is also the Georgia
                                       Representative to the Federal Lab
                                       Consortium and is one of the four initial inductees into the Technology Hall of Fame of Georgia.

Ronald Howard, 41 ..................   Mr. Howard has served as Chairman of the
Vice Chairman and Executive Vice       Board, President and Chief Executive
President of Business Development      Officer of the Company since November
                                       1996. Mr. Howard served as President of
                                       the Datability Networks Division of
                                       Penril from November 1994 to November
                                       1996, and as Co-President of that
                                       division from May 1993 until November
                                       1994. He had held the position of
                                       Executive Vice President of Penril from
                                       May 1993 until November, 1996. Mr. Howard was President of Datability Inc. from its founding in 1977 until it was acquired by Penril in May 1993.

NAME AND AGE                        PRINCIPAL OCCUPATION INFORMATION
------------                        --------------------------------

Barbara Perrier Dreyer, 42 ...    Ms. Perrier Dreyer has served as Vice
Director                          President and Chief Financial Officer of
                                  Communication Systems Technology, Inc., a developer of software and hardware communications and control equipment, since
                                  March 1996 and became a Senior Vice President in October 1997. In July 1997, Ms. Perrier
                                  Dreyer was appointed a member of the Board of Directors of the International
                                  Teleconferencing Association. Ms. Perrier
                                  Dreyer was President and founder of
                                  VideoGrafects, Inc., a multimedia
                                  communications company specializing in the production of video and computer based material, from its founding in August 1992 until the Company was sold to French Bray in March 1996. Prior to founding VideoGrafects,
                                  Inc., Ms. Perrier Dreyer was a special
                                  (investing) partner with New Enterprise
                                  Associates, a venture capital firm.

EXECUTIVE OFFICERS (OTHER THAN
DIRECTORS)

Alan Clark, 44 ...............    Dr. Clark joined Hayes in March 1993 and has
Vice President and Chief          served as Vice President and Chief Technical
Technical Officer                 Officer since March 1996.  Prior to joining
                                  Hayes, Dr. Clark served as Director, Research and Strategy for Dowty Communications in the United Kingdom. Prior to this position, Dr.
                                  Clark held a Marketing Director position and an Engineering Director position for the Dowty
                                  Advanced Development Centre from 1989 to 1993.
                                  Prior to joining Dowty, Dr. Clark served
                                  British Telecom in various positions.

James Jones, 40 ..............    Mr. Jones joined Hayes in January 1996 as Vice
Vice President and Chief          President and Chief Financial Officer and
Financial Officer                 Treasurer. He previously served in various
                                  positions with Genicom Corporation for nine years, most recently as Vice President -
                                  Finance. Prior to Genicom, Mr. Jones served as a manager with Coopers and Lybrand L.L.P.

C. Bruce Meyer, 48 ...........    Mr. Meyer has served as Vice President of
Vice President of Human           Human Resources since August 1997.  He joined
Resources                         Hayes in August 1996 as Director of Human
                                  Resources. Prior to joining Hayes, Mr. Meyer served at Genicom Corporation since 1983, most recently as Vice President of Human Resources and Corporate Communications.

Keith Mintzer, 43 ............    Mr. Mintzer joined Hayes in January 1997 as
Vice President of                 Vice President of Worldwide Sales. Prior to
Worldwide Sales                   joining  Hayes,  Mr. Mintzer served in a
                                  number of senior executive positions with GBC
                                  Technologies for 10 years. Prior to joining
                                  GBC Technologies, Mr. Mintzer held various sales and channel management positions at the Sperry Corporation and Reynolds & Reynolds.

Marshall Toplansky, 46 .......    Mr. Toplansky joined Hayes in August 1996 as
Vice President of Marketing       Vice President of Marketing.  Prior to joining
                                  Hayes, Mr. Toplansky was Chief Executive
                                  Officer of Core Strategies, a high technology consulting firm. Prior to Core Strategies, Mr.
                                  Toplansky served as Vice President of
                                  Marketing for U.S. Robotics, Inc.

NAME AND AGE                        PRINCIPAL OCCUPATION INFORMATION
------------                        --------------------------------

Charles Riehm, 58 ............    Mr. Riehm joined Hayes in October 1996 as
Vice President of Engineering     Director of Development.  In April 1997, he
                                  was promoted to Vice President of Engineering.
                                  Mr. Riehm served as Vice President of
                                  Operations of SPE Microsystems, Inc. from 1994 to 1996. Prior to SPE Microsystems, Inc., he served as Director of Communications Products of Silicom Systems, Inc.

COMMITTEES OF THE COMPANY'S BOARD

         The Company Board has established an Audit Committee (the "Audit Committee") and a Compensation Committee (the "Compensation Committee").

         The general functions of the Audit Committee include selecting the independent auditors (or recommending such action to the Company Board), evaluating the performance of the independent auditors and their fees for services, reviewing the scope of the annual audit with the independent auditors and the results of the audit with management and the independent auditors, consulting with management, internal auditors and the independent auditors as to the systems of internal accounting controls, and reviewing the nonaudit services performed by the independent auditors and considering the effect, if any, on their independence. The members of the Audit Committee are to be outside directors and are selected by the full Company Board. The current members of the Audit Committee are Barbara Perrier Dreyer and John Howard.

         The Compensation Committee is authorized and directed to (i) review and approve the compensation and benefits of the Company's executive officers, (ii) review and approve the annual salary plans, (iii) review management organization and development, (iv) review and advise management regarding the benefits, including bonuses, and other terms and conditions of employment of other employees, (v) administer the Incentive Plan and the granting of options under that plan, the Directors' Plan and any other plans that may be established, (vi) review and recommend for the approval of the Company Board the compensation of directors, and (vii) determine the compensation and benefits of the Chief Executive Officer and review and approve, or modify if appropriate, the recommendations of the Chief Executive Officer with respect to compensation and benefits of other executive officers. The members of the Compensation Committee are to be outside directors and are selected by the full Company Board. The current members of the Compensation Committee are Paul Schaller and Arthur Samberg.

COMPENSATION OF DIRECTORS

         Members of the Company Board who are also employees of the Company do not receive any additional compensation for service on the Company Board or any committees of the Company Board. Members of the Company Board who are not employees receive an annual retainer of $5,000 plus a stipend of $1,000 for each Company Board meeting attended. Non-employee directors receive additional stipends for service on committees of the Company Board of $1,000 per committee meeting not held on the same day as a Company Board meeting.

EXECUTIVE COMPENSATION

         The following table provides information with respect to the annual compensation for services in all capacities to Penril or the Company for fiscal years ended July 31, 1997, 1996 and 1995 of (i) the Company's chief executive officer and (ii) the other three most highly compensated executive officers of the Company (the "Named Executive Officers") who were employed by the Company at the end of fiscal 1997:

                                                      SUMMARY COMPENSATION TABLE

                                              ANNUAL                     LONG-TERM
                                          COMPENSATION(1)            COMPENSATION AWARDS
                                          ------------               -------------------
     NAME AND                                                                     ALL OTHER
     PRINCIPAL POSITION                 YEAR        SALARY       STOCK OPTIONS  COMPENSATION(2)
     ------------------                 ----        ------       -------------  ------------

     Ronald Howard..................    1997       $218,982        300,000(3)     $ 568,269
       Chairman of the Board,           1996       $221,877        250,000(4)     $     784
       President and Chief.........     1995       $200,000         30,000(4)     $   5,458
       Executive Officer

     James Gallagher................    1997       $236,204         75,000(3)     $     200
       Vice President -- Sales......    1996       $188,293         20,000(4)     $     300
         ...........................    1995       $167,786         10,000(4)     $     250

     Mark Silverman (5).............    1997       $155,993         60,000(3)     $     200
       Vice President -- Research...    1996       $109,577         15,000(4)     $     300
       and Development..............    1995       $105,674          5,000(4)     $     250

     John Clary (6).................    1997       $155,993        225,000(3)     $      --
       Senior Vice President and Chief  1996            --               --              --
       Operating Officer............    1995            --               --              --

-----------------

(1) In accordance with the rules of the Securities and Exchange Commission, the compensation set forth in the table does not include medical, group life insurance or other benefits which are available to all salaried employees of the Company, and certain perquisites and other benefits, securities or property which do not exceed the lesser of $50,000 or 10% of the Named Executive Officer's salary and bonus shown in the table.

(2) Includes for fiscal 1997, $562,500 paid to Mr. Howard upon the closing of the Penril/Bay Merger in a change of control payment and $5,569 paid for one-half of the life insurance premium purchased on behalf of Mr. Howard, pursuant to the Mr. Howard's employment agreement with the Company. Includes for fiscal 1997 and 1996, $200 and $300 respectively paid for benefits to Mr. Howard, Mr. Gallagher and Mr. Silverman pursuant to the 401(k) plan. Includes for fiscal 1996 $274 for Mr. Howard, under the Penril Split Dollar Life Insurance Program and $210 for Mr. Howard paid to the Exec-u-Care Medical Insurance Trust.

(3) Represents options granted under Access Beyond's 1996 Long-Term Incentive Stock Option Plan. The options are exercisable at the price of $6.625 per share, the fair market value on the date of grant, except for 100,000 options granted to Mr. Clary which are exercisable at $4.00 per share, the exercise price on the date of grant.

(4) Represents options granted under Penril's 1980 Long-Term Incentive Stock Option Plan. The options were exercisable at prices varying from $2.31 to $8.00 per share, the fair market value on the date of grant. All options were exercised prior to the spin-off of the Company in November 1996.

(5) Mr. Silverman's employment with the Company terminated after the end of fiscal 1997.

(6) Mr. Clary joined Penril on August 5, 1996 as Vice President of Strategic Planning at an annual salary of $150,000. Mr. Clary's employment with the Company terminated after the end of fiscal 1997.

EMPLOYMENT AND CONSULTING AGREEMENTS

         The Employment Agreement dated November 18, 1996 between Ronald Howard and the Company provides for Mr. Howard serving as Chairman of the Board, President and Chief Executive Officer. Such employment agreement further provides for, among other things, a two year term of employment, an annual salary of $175,000, an opportunity for bonus compensation in an amount at least equal to his annual salary pursuant to a plan to be established by the Company Board, and benefits consistent with those normally provided by the Company to its executive employees as well as a $5.0 million term life insurance policy. Pursuant to such employment agreement, Mr. Howard was granted options to purchase 300,000 shares of Common Stock and is entitled to receive, upon a change of control of the Company, which includes transactions such as the Merger, a payment equal to two and one-half times his annual compensation. Upon the Effective Time, the November 18, 1996 Employment Agreement will terminate.

         Henry Epstein is a consultant to the Company under the terms of a November 18, 1996 consulting agreement (the "Epstein Agreement") between the Company and Ideonics, a financial and technology consulting firm owned by Mr. Epstein. The Epstein Agreement provides, among other things, for a four year consulting term with an annual consulting fee of $137,500. In addition, pursuant to the Epstein Agreement, the Company provides Ideonics with office space, secretarial assistance and health care benefits for Mr. Epstein. Mr. Epstein was the Chairman of the Board of both Penril and the Company until the Penril/Bay Merger and the Distribution, respectively.

         As of the Effective Time, the Company will enter into employment agreements with Messrs. Hayes and Howard. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

RETIREMENT AND SAVINGS PLAN

         Access Beyond's Retirement and Savings Plan ("401(k) Plan") is a defined contribution plan that includes a "cash or deferred" option for participants, as described in Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). Employees of Access Beyond who have completed 90 days of eligibility service ("Participants") are eligible to participate in the 401(k) Plan. The 401(k) Plan permits, but does not require Access Beyond to make matching contributions. In addition, Access Beyond may make discretionary contributions to the 401(k) Plan which will be allocated to each Participant based on the ratio of such Participant's eligible compensation to the total of all Participants' eligible compensation. Amounts contributed by Access Beyond vest as to 30% after 1 year of eligible service, 60% after 2 years of eligible service and 100% after 3 years of eligible service. Participants may elect to direct the investment of their contributions in accordance with the provisions of the 401(k) Plan. As a part of the Transfer, a retirement and savings plan of Penril ("Penril Plan") was transferred to the Company and active participation in the Penril Plan is limited to eligible employees of the Company.

         The following table sets forth certain information with respect to options granted during the year ended July 31, 1997 to the Named Executive
Officers:

                        OPTION GRANTS IN LAST FISCAL YEAR

                                         Individual Grants
                         ------------------------------------------------------    Potential Realizable Value
                                         Percent of                                  At Assumed Annual Rates
                                           Total                                         of Stock Price
                         Securities       Options                                    Appreciation for Option
                         Underlying      Granted to     Exercise                            Terms ($)
                           Options      Employees in      Price      Expiration    ---------------------------
      Name               Granted (#)     Fiscal Year    ($/share)       Date           5 %            10%
      ----               -----------    -------------   ---------    ----------        ---            ---

Ronald A Howard          300,000            20.4%         6.625        12/5/06     $1,249,928     $3,167,563

James Gallagher           75,000             5.1%         6.625        12/5/06        312,482        791,891

                                         Individual Grants
                         ------------------------------------------------------    Potential Realizable Value
                                         Percent of                                  At Assumed Annual Rates
                                           Total                                         of Stock Price
                         Securities       Options                                    Appreciation for Option
                         Underlying      Granted to     Exercise                            Terms ($)
                           Options      Employees in      Price      Expiration    ---------------------------
      Name               Granted (#)     Fiscal Year    ($/share)       Date           5 %            10%
      ----               -----------    -------------   ---------    ----------        ---            ---

Mark Silverman            60,000             4.1%         6.625        12/5/06        249,986        633,513

John Clary               125,000             8.5%         6.625        12/5/06        520,803      1,319,818
                         100,000             6.8%          4.00         6/4/07        251,558        637,497

OPTION EXERCISES AND HOLDINGS

         The following table sets forth certain information concerning each exercise of stock options, during the fiscal year ended July 31, 1997 by the Named Executive Officers and unexercised stock options held by the Named Executive Officers as of the end of such fiscal year.

               AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                      AND FISCAL YEAR-END OPTION/SAR VALUES

                                                                                                        Value of
                                                                 Number of          Per Share        Unexercised In-
                                                                Unexercised       Exercise Price        the-Money
                                                              Options/SARs at     of Unexercised     Options/SARs at
                          Shares                              Fiscal Year-End       Options at       Fiscal Year-End
                       Acquired on                              Exercisable/      Fiscal Year-         Exercisable/
                       Exercise (1)    Value Realized (2)     Unexercisable(3)         End           Unexercisable (4)
Name                       (#)                ($)                   (#)                ($)                 ($)
----------------------------------------------------------------------------------------------------------------------
Ronald Howard           370,000             1,697,125            --/300,000           6.625               --/--
James Gallagher           75,000               611,695           --/ 75,000           6.625               --/--
Mark Silverman            40,000               286,481           --/ 60,000           6.625               --/--
John Clary                 none               none               --/225,000         4.00-6.625         --/125,000

(1) Reflects shares of Penril's Common Stock acquired prior to the Spin-off transaction pursuant to the exercise of options under Penril's 1986 Long-Term Incentive Stock Option Plan.

(2) Reflects the difference between the exercise price of the options exercised under Penril's 1986 Long-Term Incentive Stock Option Plan and the market price of Penril's Common Stock on the date of exercise.

(3) Reflects only stock options granted under the Company's 1996 Long-Term Incentive Plan. The Company does not grant SARs.

(4) Based on the fiscal year-end per share closing price of $5.25 (as reported on the NASDAQ/NMS on July 31, 1997). 100,000 options held by Mr. Clary were in-the-money.

THE AMENDED AND RESTATED 1996 INCENTIVE OPTION PLAN

         The Company Board unanimously adopted and approved the 1996 Incentive Long-Term Option Plan on November 18, 1996, and unanimously adopted the plan, as amended and restated, on February 4, 1997 (the "Incentive Plan"). The Incentive Plan was approved by the stockholders of the Company at Special Meeting on March 6, 1997. On December 5, 1996, the Compensation Committee of the Company Board (the "Committee") granted 1,080,000 options to officers and key employees of the Company at an exercise price of $6.625, on February 4, 1997, an additional 75,000 options were granted at an exercise price of $6.75 and on June 4, 1997, an additional 314,000 options were granted at an exercise price of $4.00, which was the fair market value of shares of Common Stock on each such day, determined in accordance with the provisions of the Incentive Plan. All of such options vest at the rate of 30% after one (1) year, 60% after two (2) years and 100% after three (3) years, subject to acceleration in certain circumstances, including the occurrence of a transaction such as the Merger. The grant of these options was conditioned upon the approval of the Incentive Plan by the stockholders of the Company, which was obtained at the Special Meeting of stockholders on March 6, 1997.

         The purpose of the Incentive Plan is to encourage ownership of Common Stock of the Company by officers, key employees, consultants, advisors and other service providers ("Eligible Persons"), to encourage their continued employment with the Company and providing of services to the Company and to provide them with additional incentives to promote the success of the Company.

         The Incentive Plan authorizes the grant to Eligible Persons of options ("Options") consisting of "incentive stock options," as that term is defined under the provisions of Section 422 of the Code and non-qualified stock options. There are 2,000,000 shares of Common Stock available for granting of Options under the Incentive Plan. The Committee administers the Incentive Plan and has sole discretion to determine those Eligible Persons to whom Options will be granted, the number of Options granted, the provisions applicable to each Option and the time periods during which Options may be exercisable; provided, however, that no person may receive Options to acquire more then 500,000 shares of Common Stock during any given year. The Committee has complete authority to interpret all provisions of the Incentive Plan, to prescribe, amend, and rescind rules and regulations for its administration, and to make all other determinations necessary or advisable for the administration of the Incentive Plan.

         Options may be granted to such Eligible Persons as the Committee, in its discretion, shall determine. In determining the Eligible Persons to whom Options shall be granted and the number of shares of Common Stock to be issued or subject to purchase or issuance under such Options, the Committee shall take into account the recommendations of the Company's management as to the duties of the Eligible Persons, their present and potential contributions to the success of the Company and its subsidiaries, and such other factors as the Committee shall deem relevant in connection with accomplishing the purposes of the Incentive Plan. No Option shall be granted to any member of the Committee so long as his or her membership on the Committee continues or to any member of the Company Board who is not also an officer, employee or consultant of the Company or any subsidiary.

         As a condition to the grant of an Option under the Incentive Plan, an optionee must enter into two agreements with the Company: (1) an Assignment of Inventions and Non-Disclosure Agreement ("Confidentiality Agreement") and (2) a Non-interference Agreement ("Non-Interference Agreement").

         2,000,000 shares of Common Stock have been reserved for issuance by the Company under the Incentive Plan. Options may be granted to any Eligible Person for up to an aggregate of 500,000 shares of Common Stock during any calendar year, subject to adjustment in the event of certain changes in the Company's capitalization.

         The Committee may grant incentive stock options, non-qualified stock options, or a combination of the two. The exercise price of each incentive stock option may not be less than the fair market value of the Common Stock on the date of grant. Under the Incentive Plan, fair market value is generally the closing price of the Common Stock on NASDAQ/NMS on the last business day prior to the date on which the value is to be determined. Unless the Committee determines otherwise, the option price per share of any non-qualified stock option will be the fair market value of the shares of Common Stock on the last business day immediately preceding the date on which the option is granted. The exercise price of each incentive stock option granted to any stockholder possessing more than 10% of the combined voting power of all classes of capital stock of the Company, or, if applicable, a parent or subsidiary of the Company, on the date of grant must not be less then 110% of the fair market value on that date. In addition, no Eligible Person may be granted an incentive stock option to the extent the aggregate fair market value, as of the date of grant, of the stock with respect to which incentive stock options are first exercisable by such Eligible Person during any calendar year exceeds $100,000.

         No option shall be exercisable more than ten (10) years from the date it was granted. Options granted as incentive stock options shall not be exercisable more than five (5) years from the date of grant. Options shall be subject to earlier termination as provided for in the Incentive Plan.

         Unless the committee determines otherwise, Options may be exercised as to 30% of the shares subject to an Option at any time after the first anniversary of the date of grant, as to 60% of the shares subject to an Option at any time after the second anniversary of the date of grant and as to all shares subject to an Option at any time after the third anniversary of the date of grant.

         Options granted under the Incentive Plan are non-transferable except
(a) by will or the laws of descent and distribution or (b) pursuant to a qualified domestic relations order as defined in the Code or in the Employee Retirement Income Security Act of 1974, as amended.

         Pursuant to the Incentive Plan, Options are terminated upon the termination of the Eligible Person's employment or other relationship with the Company, for (i) cause, (ii) voluntarily without the written consent of the Company or (iii) upon a breach or threatened breach of the Confidentiality Agreement or Non-Interference Agreement (entered into by the Eligible Persons upon the grant of the Option). Upon any other termination of the employment or such other relationship with the optionee (other than in (i) - (iii) above), the vested portion of the Option is exercisable within three months after the date of such termination (but not beyond the term of the Option). If an optionee dies while in the employ of the Company or while providing consulting or other services to the Company or dies within three months after the termination of employment or such other relationship with the Company (other than a termination in (i) - (iii) above), then the vested portion of the Option may be exercised by a legatee or legatees or by his or her personal representative, at any time within one year after his or her death (but not beyond the term of the Option). If the employment or other relationship of an optionee terminates upon disability (as defined in Section 221(e)(3) of the Code) such person may exercise the vested portion of the Option for one year after the date of termination of employment (but not beyond the term of the Option).

         An optionee entitled to exercise an Option shall do so by delivery of a written notice to that effect specifying the number of shares of Common Stock with respect to which the Option is being exercised. The notice shall be accompanied by payment in full of the purchase price of any shares of Common Stock to be purchased, which payment may be made in cash or, upon authorization by the Committee, in shares of Common Stock of the Company.

         Options granted under the Incentive Plan are subject to adjustment upon a recapitalization, stock split, stock dividend, merger, reorganization, liquidation, extraordinary dividend or other similar event affecting the Common Stock.

         In the case of a "change in control" of the Company, which includes transactions such as the Merger, each Option granted under the Incentive Plan will terminate 90 days after the occurrence of such "change in control" and an officer, employee or consultant will generally have the right, commencing at least five days prior to the "change in control" and subject to any other limitation on the exercise of the Option (but without regard to any vesting limitations) in effect on the date of exercise, to immediately exercise any Option in full to the extent not previously exercised. Under the Company's stock option plans, the transactions contemplated by the Merger Agreement will constitute a change in control resulting in acceleration of unvested options and termination of all options on the 90th day after the effective time of the Merger. The Merger Agreement provides that as to any employee who continues in the employ of the Company after the effective time and whose option is terminated without exercise as a result of the Merger, replacement options will be issued for the same number of shares giving credit to the time attained under the terminated options, at an exercise price equal to the "fair market value" (as defined in the stock option plans) on the date of grant.

         The Incentive Plan will terminate ten (10) years after adoption and Options will not be granted under the Incentive Plan after that date although the terms of any Option may be amended in accordance with the Incentive Plan at any date prior to the end of the term of such Option. Any Options outstanding at the time of termination of the Incentive Plan will continue in full force and effect according to the terms and conditions of the Option and the Incentive Plan.

         The Incentive Plan may be amended by the Company Board, provided that stockholder approval will be necessary to the extent required under Section 422 of the Code or Rule 16b-3 of the General Rules and Regulations of the Exchange Act, and provided further that no amendment may impair any rights of any holder of an Option previously granted under the Incentive Plan without the holder's consent.

         Some of the Options granted under the Incentive Plan are intended to qualify as incentive stock options for federal income tax purposes as described in Section 422 of the Code. Generally, an optionee recognizes no taxable income upon either the grant or exercise of an incentive stock option, although the difference between the exercise price and the fair market value of the stock on the date of exercise is an item of tax preference in computing the optionee's alternative minimum tax liability, if any. If certain holding period requirements are met, gain or loss on a subsequent sale of the stock by the optionee is taxed at capital gain rates. Generally, long-term capital gains rates will apply to the optionee's full gain at the time of the sale of the stock, provided that: (i) no disposition of the stock is made within two (2) years from the date of grant of the option nor within one (1) year after the acquisition of such stock, and (ii) the option is exercised within three months of the optionee's termination of employment (one year in the event of disability).

         A sale, exchange, gift or other transfer of legal title of stock acquired pursuant to an incentive stock option within two (2) years from the date of grant or within one (1) year after acquisition of the stock pursuant to exercise of the option constitutes a disqualifying disposition. A disqualifying disposition involving a sale or exchange produces taxable income to the optionee, and an income tax deduction to the Company, in an amount equal to the lesser of (i) the fair market value of the stock on the date of exercise minus the option price or (ii) the amount realized on disposition minus the option price. Otherwise, generally, neither issuance nor exercise of an incentive stock option nor the disposition of the underlying stock produces a deduction for the Company. A disqualifying disposition as a result of a gift produces taxable income to the optionee in an amount equal to the difference between the option price and the fair market value of the stock on the date of exercise.

         Some of the Options granted under the Incentive Plan may also be considered to be so-called non-qualified stock options for federal income tax purposes. An optionee recognizes no taxable income upon the grant of such stock options. Generally, Section 83 of the Code requires that, upon exercise of an option, the optionee recognizes ordinary income in an amount equal to the difference between the option exercise price and the fair market value of the shares on the date of exercise; and such amount, subject to certain limitations, is deductible as an expense by the Company for federal income tax purposes. The ordinary income resulting from the exercise of such options is subject to applicable withholding taxes. Generally, any profit or loss on the subsequent disposition of such shares is short-term or long-term capital gain or loss, depending upon the holding period for the shares.

THE AMENDED AND RESTATED 1996 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

         The Company Board unanimously adopted and approved the Directors' Plan on November 18, 1996, and unanimously adopted the plan, as amended and restated, on February 4, 1997 (the "Directors' Plan"). The Directors' Plan was approved by the stockholders of the Company at an Annual Meeting on March 6, 1997. In accordance with the provisions of the Directors' Plan, each non-employee director, or his or her designee(s), was granted 25,000 options under the Directors' Plan on November 18, 1996, at the exercise price of $7.7375, which was the fair market value of shares of Common Stock on such day, based on the average of the closing price of the Common Stock for the 10 day period of November 19, 1996 to December 3, 1996, in accordance with the provisions of the Directors' Plan. All of such options vest at the rate of 30% after one (1) year, 60% after two (2) years and 100% after three (3) years, subject to acceleration in certain circumstances. The grant of these options was conditioned upon the approval of the Directors' Plan by the stockholders of the Company, which was obtained at the Annual Meeting of stockholders on March 6, 1997.

         The Directors' Plan is intended to encourage non-employee directors of the Company ("Eligible Directors") to acquire or increase their ownership of Common Stock on reasonable terms, and to foster a strong incentive to put forth maximum effort for the continued success and growth of the Company. The Directors' Plan provides for the granting of non-qualified stock options to purchase 250,000 shares of Common Stock to current and future Eligible Directors.

         The Directors' Plan is administered by the Committee. The principal terms of the option grants are fixed in the Directors' Plan. Therefore, the Committee will have no discretion to select which Eligible Directors receive options, the number of shares of Common Stock included in any grant, or the exercise price of options.

         Immediately prior to the Distribution, each of the then identified Eligible Directors, or his or her designee(s), was granted an option to purchase 25,000 shares of Common Stock. Each Eligible Director who subsequently joins the Company Board will be granted on the first business day following the first day of his or her term, an option to purchase 25,000 shares of Common Stock. On the fifth business day after the Company's Annual Report on Form 10-K is filed with the Commission for each fiscal year that the Directors' Plan is in effect, each person who is an Eligible Director on such date will receive an additional option to purchase 5,000 shares of Common Stock. If the number of shares available for grant under the Directors' Plan on a scheduled date of grant is insufficient to make all the grants, then Each Eligible Director will receive an option to purchase a pro rata number of the available shares.

         250,000 shares of Common Stock (subject to adjustment) have been reserved for issuance by the Company under the Directors' Plan. Any shares of Common Stock subject to an option which, for any reason, terminates unexercised or expires, shall be available again for issuance under the Directors' Plan.

         The option price per share is the fair market value of the shares of Common Stock on the date of grant. Under the Directors' Plan, fair market value is generally the closing price of the Common Stock on NASDAQ/NMS on the last business day prior to the date on which the value is to be determined; provided, however, that with respect to the options granted immediately prior to the Distribution, fair market value means the average of the daily closing price of the Common Stock for the first ten (10) consecutive trading days that Common Stock is traded on NASDAQ/NMS other than on an "as issued" or "when issued" basis, calculated to the nearest cent, as determined by the Company.

         Options granted under the Directors' Plan are exercisable for a term of ten (10) years from the date of grant, subject to earlier termination, and may be exercised as follows: (a) any option granted as of the effective date of the Director's Plan or as the first day of an Eligible Director's initial term on the Company Board may be exercised as to 30% of the shares subject to such option at any time after the first anniversary of the date of grant, as to 60% of the shares subject to such option at any time after the second anniversary of the date of grant, and as to all shares subject to such option at any time after the third anniversary of the date of grant and (b) any other options may be exercised at any time after the third anniversary of the date of grant.

         Options granted under the Directors' Plan are non-transferable other than by will or pursuant to the laws of descent and distribution or pursuant to a qualified domestic relations order.

         In the event that an Eligible Director ceases to be a member of the Company Board (other than by reason of death or disability), an option may be exercised by the director (to the extent the director was entitled to do so at the time he ceased to be a member of the Company Board) at any time within seven months after he ceases to be a member of the Company Board, but not beyond the term of the option. If the Eligible Director dies or becomes disabled while he is a member of the Company Board or within seven months thereafter, an option may be exercised (to the extent the director was entitled to do so as of the date of his death or the termination of his directorship by reason of his disability) by a legatee of the director under his will, or by him or his personal representative or distributees, as the case may be, at any time within 12 months after his death or disability, but not beyond the term of the option.

         An Eligible Director entitled to exercise an Option shall do so by delivery of a written notice to that effect specifying the number of shares of Common Stock with respect to which the Option is being exercised. The notice shall be accompanied by payment in full of the purchase price of any shares of Common Stock to be purchased, which payment may be made in cash or, upon authorization by the Committee, in shares of Common Stock of the Company that such Eligible Director has held for more than six (6) months.

         In accordance with Rule 16b-3(d)(3) promulgated under the Exchange Act, Eligible Directors are not permitted to dispose of the shares of Common Stock underlying an option granted pursuant to the Directors' Plan during the six month period commencing from the date of the acquisition of such option.

         Options granted under the Directors' Plan are subject to adjustment upon a recapitalization, stock split, stock dividend, merger, reorganization, liquidation, extraordinary dividend or other similar event affecting the Common Stock.

         Upon a "change of control" of the Company, which includes transactions such as the Merger, each option granted under the Directors' Plan will terminate on the later of (i) 90 days after the occurrence of such "change of control" and
(ii) seven months following the date of grant of each option, and an option holder will have the right, commencing at least five days prior to the "change of control" and subject to any other limitation on the exercise of the option (except without regard to any vesting limitations) in effect on the date of exercise, to immediately exercise any options in full, to the extent they have not previously been exercised.

         The Directors' Plan will terminate on the tenth anniversary of the Distribution and options may not be granted under the Directors' Plan after that date, although the terms of any option may be amended in accordance with the Directors' Plan at any date prior to the end of the term of such option. Any options outstanding at the time of termination of the Directors' Plan will continue in full force and effect according to the terms and conditions of the option and the Directors' Plan.

         The Directors' Plan may be amended by the Company Board, provided that stockholder approval will be necessary to the extent required under Rule 16b-3 of the General Rules and Regulations of the Exchange Act, and no amendment may impair any of the rights of any holder of an option previously granted under the Directors' Plan without the holder's consent.

         The tax treatment of options granted under the Directors' Plan will be the same as the tax treatment for non-qualified options discussed under the Incentive Plan above.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Under the DGCL, a corporation may indemnify any director, officer, employee or agent against expense (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation to procure a judgment in its favor - a "derivative action") if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

         The Company's Certificate of Incorporation provides, among other things, that the Company shall indemnify any person who is or was a director or officer of the Company who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company), by reason of the fact that he (i) is or was a director or officer of the Company, or (ii) is or was serving at the request of the Company as director, officer, employee, agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.


                               SECURITY OWNERSHIP

         The following table sets forth the beneficial ownership of Common Stock as of October 16, 1997, by each director and Named Executive Officer of the Company and all directors and executive officers of the Company as a group, as well as by any person known by the Company to own beneficially more than 5% of the Common Stock of the Company, based upon such person's reported ownership of Common Stock in filings made with the Commission pursuant to Sections 13(d) and 13(g) of the Exchange Act as of October 16, 1997. The information in this table was based in part on information supplied by the named individuals.

                                                  NUMBER OF SHARES OF
                                                      COMMON STOCK         PERCENTAGE            PERCENTAGE
                                                      BENEFICIALLY        OWNERSHIP AS OF      OWNERSHIP AS OF
                                                       OWNED AS OF          OCTOBER 16,         THE EFFECTIVE
NAME AND ADDRESS OF BENEFICIAL OWNER                OCTOBER 16, 1997          1997 (1)             TIME (11)
------------------------------------              -------------------     ---------------      ---------------
Ronald  Howard                                        1,225,603 (2)            9.4%                 2.1%
John Howard                                              25,000 (3)              *                    *
Barbara Perrier Dreyer                                   45,000 (3)(4)           *                    *
                                                          1,950,000(3)(5)(6)  15.0%
Arthur Samberg                                                                                      3.3%
Paul Schaller                                            25,000 (3)              *                    *
James Gallagher                                          75,000 (7)              *                    *

ALL DIRECTORS AND EXECUTIVE OFFICERS AS A
GROUP
(6 PERSONS)                                           3,345,603 (8)            25.9%                5.6%

Richard Chilton, Jr.
399 Park Avenue
New York, New York 10022                                672,800 (9)            5.2%                 1.1%

Pequot Partners Fund, L.P.
and Pequot International Fund, Inc.
354 Pequot Avenue
Southport, Connecticut 06490                          1,510,600 (5)            11.6%                2.5%

Cramer Partners, L.P.
100 Wall Street, 8th Floor
New York, New York 10004                             2,960,000 (10)            22.7%                5.0%


-----------------
(*)      Less than 1%

(1) Includes, in certain instances, shares held in the name of an executive officer's or director's spouse or minor children, the reporting of which is required by applicable rules of the Commission, but as to which shares the executive officer or director may have disclaimed beneficial ownership. Beneficial ownership includes 475,000 shares issuable upon exercise of options granted under the Incentive or Director's Plan, within 60 days from the date hereof, assuming that the Merger is consummated.

(2) Includes 300,000 shares of Common Stock issuable upon the exercise of an option within 60 days from the date hereof, assuming that the Merger is consummated.

(3) Includes 25,000 shares of Common Stock issuable upon the exercise of an option within 60 days from the date hereof, assuming that the Merger is consummated.

(4) Mrs. Perrier Dreyer and her husband, John Dreyer, have shared voting and dispositive power with respect to these shares.

(5) Includes 787,100 shares of Common Stock owned by Pequot Partners Fund, L.P., a Delaware limited partnership whose general partner and investment manager is Pequot General Partners, LLC, a Connecticut limited liability company ("General Partners") and 698,500 shares of Common Stock owned by Pequot International Fund, Inc., a British Virgin Islands corporation, whose investment manager is DS International Partners, L.P., a Delaware limited partnership ("International Partners"). (Pequot Partners Fund, L.P. and Pequot International Fund, Inc. are together referred to as the "Funds"). Mr. Samberg is a General Partner and senior portfolio manager of each of the Funds. General Partners and International Partners (together, the "Partners") are the beneficial owners, as such term is used in Rule 13d-3 of the Exchange Act of the shares of Common Stock owned by the Fund for which they act as investment manager, respectively. The Partners may be deemed to constitute a group as such term is used in Section 13(d)(3) of the Exchange Act. Each of the Partners disclaims beneficial ownership of the Common Stock beneficially owned by the other Partners.

(6) Includes 86,500 shares of Common Stock owned by Dawson-Samberg Capital Management, Inc., of which Mr. Samberg is President, and 352,900 shares of Common Stock owned by Pequot Endowment Fund, L.P., a Delaware limited partnership ("Endowment Fund") whose general partner and investment manager is Pequot Endowment Partners, L.P., a Delaware limited partnership. Mr. Samberg is a General Partner and senior portfolio manager of Endowment Fund.

(7) Includes 75,000 shares of Common Stock issuable upon the exercise of an option within 60 days from the date hereof, assuming that the Merger is consummated.

(8) Includes 475,000 shares of Common Stock issuable upon the exercise of options within 60 days from the date hereof, assuming that the Merger is consummated.

(9) According to the Amendment No. 1 to the Schedule 13D, dated March 21, 1997, includes shares of Common Stock held by Chilton Investment Partners, L.P. ("Chilton Partners"), a Delaware limited partnership, Chilton Opportunity Trust, L.P. ("Chilton Trust"), a Delaware limited partnership, or managed accounts over which Mr. Chilton has investment discretion. Mr. Chilton is the general partner of Chilton Investments, L.P. ("Chilton Investments"), a Delaware limited partnership, and Olympic Equity Partners, L.P., a Delaware limited partnership ("Olympic"). Chilton Investments is the general partner of Chilton Partners. Olympic is the general partner of Chilton Trust, serves as the investment advisor to Chilton International (BVI) Ltd., a British Virgin Islands corporation, and advises several managed accounts.

(10) James J. Cramer, President of J.J. Cramer & Co., and Karen Cramer, Vice President of J.J. Cramer & Co., have shared voting and dispositive power with respect to these shares.

(11) Assumes consummation of the Merger and the issuance of additional shares of Common Stock based upon the Conversion Ratio and no change in beneficial ownership from September 19, 1997. Does not include additional shares of Common Stock issuable to Mr. Ronald Howard in lieu of a $437,500 cash bonus payable upon a change in control.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

BONUS COMPENSATION; OPTIONS.

         Upon Closing of the Merger Messrs. Hayes and Lam, each of whom is a director of Hayes, will be entitled to receive cash bonuses of $450,000 and $275,000, respectively. Upon closing of the Merger, pursuant to the terms of the present Employment Agreement between Mr. Howard and the Company, Mr. Howard will be entitled to receive a cash payment equal to $437,500. Mr. Howard has advised the Company that in lieu of receiving such cash payment he will accept shares of Common Stock having a value equal to such amount. In addition, Mr. Howard owns options to purchase 300,000 shares of Common Stock under the Incentive Plan, which options will be repriced to market as of the Effective Time if they expire unexercised. See "MANAGEMENT OF THE COMPANY - Employment and Consulting Agreements."

EMPLOYMENT AGREEMENTS.

         As of the Effective Time, the Company will enter into the following employment agreements:

         Dennis Hayes - Pursuant to the terms of the Hayes Employment Agreement, Mr. Hayes will be the Chairman of the Company. His annual base salary will be $400,000 per year, with annual increases on each anniversary date of the Effective Time directly proportional to any increase (but not decrease) in the cost of living as reflected by the Consumer Price Index for Urban Wage Earners and Clerical Workers-All Items ("CPI") published by the Bureau of Labor Statistics. Mr. Hayes will also be eligible for a personal incentive cash bonus up to $500,000 per year based on attaining personal goals approved by the Company Board in respect of his duties on behalf of the Company and a corporate incentive bonus in the maximum amount of $300,000 per year upon the Company attaining goals established by the Company Board. In addition, Mr. Hayes will receive on January 1 of each year during the term of the Hayes Employment Agreement ten-year stock options to purchase 200,000 shares of Common Stock with an exercise price of fair market value on the date of award, less a 15% discount. Twenty-five percent (25%) of the options will vest on the date of award, and an additional 25% will vest on December 31 of such year and each ensuing year. If Mr. Hayes voluntarily resigns his employment (except in the case of a breach of the Hayes Employment Agreement by the Company, or in the event of a "change in control" as such term is defined in the Hayes Employment Agreement) or is discharged for "cause" as such term is defined in the Hayes Employment Agreement, then no further vesting will occur and all unvested options will terminate immediately upon termination of employment. Mr. Hayes must exercise any vested options after such termination of employment within the earlier to occur of five years after the date of termination or the expiration of the 10-year term of the options. Mr. Hayes will also receive certain short-term and long-term disability benefits under the Company's respective disability plans and a car and driver on a full-time basis. The Company will also pay the premiums on the life insurance policy of Mr. Hayes. Mr. Hayes will receive a severance payment in an amount equal to three-twelfths (3/12) of his base salary in the event of Mr. Hayes' death during the term of the Hayes Employment Agreement. Mr. Hayes has agreed not to compete with the Company and not to solicit the Company's employees during the term of his employment and for 18 months thereafter.

         Ronald Howard - Pursuant to the terms of the Howard Employment Agreement, Mr. Howard will be the Vice Chairman of the Company and Executive Vice President - Business Development. His annual base salary will be $330,000 per year, with annual increases to be reviewed by the Company Board. Mr. Howard will also be eligible for a cash bonus in an amount calculated by dividing his base salary by 70% and subtracting his base salary from the resulting amount (the "Bonus Amount"). Such Bonus Amount shall consist of two parts: (a) a personal incentive bonus in the maximum amount of 30% of the Bonus Amount, based on attaining personal goals established by the Compensation Committee in respect of Mr. Howard's duties on behalf of the Company and (b) a corporate incentive bonus in the maximum amount of 70% of the Bonus Amount, based on the Company's attaining such goals, objectives and benchmarks as shall be set by the Company Board. In addition, Mr. Howard will receive on January 1 of each year during the term, ten-year stock options to purchase 150,000 shares of Common Stock with an exercise price of fair market value on the date of award, less a 15% discount. Twenty-five percent (25%) of the options will vest on the date of award, and an additional 25% will vest on December 31 of such year and each ensuing year. If Mr. Howard voluntarily resigns his employment (except in the case of a breach of the Howard Employment Agreement by the Company, or in the event of a "change in control" as such term is defined in the Howard Employment Agreement) or is discharged for "cause" as such term is defined in the Howard Employment Agreement, then no further vesting will occur and all unvested options will terminate immediately upon termination of employment. Mr. Howard must exercise any vested options after such termination of employment within the earlier to occur of five years after the date of termination or the expiration of the 10-year term of the options. The Company will also continue to pay the premiums on the life insurance policy that has been maintained by the Company on Mr. Howard's life prior to the Effective Time. Mr. Howard has agreed not to compete with the Company, and not to solicit the Company's customers and employees during the term of his employment and for 18 months thereafter.

SHAREHOLDERS AGREEMENT.

         Each of the Hayes Shareholders and Mr. Howard have entered into a Shareholders' Agreement, effective as of the Effective Time, in respect of the voting of their respective shares of the Company's Securities for the election of directors. Such Shareholders' Agreement provides that the shares owned by such persons will be voted to elect Messrs. Hayes and Howard and five persons designated by certain of the Hayes Shareholders.


                                BUSINESS OF HAYES

GENERAL

         Hayes was incorporated in January 1978 as a Georgia corporation. Hayes engages in the design, manufacturing, marketing and support of computer communication products for business, government, small office, professional and individual consumers worldwide through the sale of modem, network and broadband products.

         While historically Hayes' business has focused on its core modem business, Hayes has recently broadened its products to include integrated network communication products (access systems). In addition, Hayes has pursued penetrating the broadband market by offering products for the asymmetric digital subscriber line ("ADSL") and the cable market.

         For nearly two decades, Hayes has been the leader in providing value-based modems. The Hayes standard AT command set has become the de facto industry standard for personal computer modems and, along with the patented escape sequence, created the market requirement for "Hayes compatibility."

         Hayes was founded by Mr. Hayes in 1977 to develop and market modems designed for the microcomputer marketplace. Hayes' first product was released in April 1977 which was a modem for the early S-100 type computers. Hayes developed the Micromodem II for the Apple II before Apple had a disk drive. Hayes introduced the Smartmodem in June 1981. In August 1981, IBM introduced the first IBM PC that legitimized the personal computer industry. Personal computer ("PC") sales began to skyrocket and Hayes was the leading manufacturer of modems to serve this market. Fueled by the growth in the PC market and the introductions of 1200 and 2400 bits per second modems, Hayes' sales grew from $4.8 million in 1981 to $120.1 million in 1985. Hayes was included twice in Inc. Magazine's list of Fastest Growing Privately Owned Companies.

         In the 1987 to 1988 time frame, the "low price" modem competition began to consolidate into recognizable brands from the multitude of market players. By 1989, Hayes realized the significance of the emergence of what was internally referred to as clone modems (claiming Hayes compatibility) as had been observed with clone PCs (IBM compatible) slightly earlier. Practical Peripherals, Inc. had established itself as a true brand in the clone modem segment. In August 1989 Hayes purchased Practical Peripherals, Inc. to establish a presence in the clone modem segment.

         In the early 1990s, the consumer, small office/home office ("SOHO") market segment experienced rapid expansion. In response, Hayes introduced the ACCURA product line in 1993. This product line provided a different feature set and a lower price point than Hayes Ultra and Optima product lines. Competitors in this market segment pursued an extremely aggressive price strategy to gain market share by initiating rapid price erosion for this market.

         Due to market price pressures Hayes reduced its ACCURA pricing in March 1994 to competitive levels. As a result, the ACCURA volumes increased dramatically. In responding to the ACCURA volume increase, Hayes experienced a number of operational and manufacturing problems. Due to excess inventory of old designs, Hayes could not benefit from new lower cost product designs. Additionally, there was an inadequate internal infrastructure and process in place to support subcontractor start-up necessary to support increased demand and significant air freight expense was required due to resultant delays in subcontractor production. Inventory increased and margins compression occurred. The resulting strain on Hayes' cash position and operating losses combined with insufficient capitalization precipitated Hayes' filing a petition for relief under Chapter 11 of the U.S. Bankruptcy Code on November 15, 1994.

         On April 16, 1996, Hayes consummated a court approved Reorganization Plan. Under the terms of the Plan, all prepetition creditors were paid in full plus interest, except where other agreements were made. Funding of the Plan was provided through three major sources. First, pursuant to the Agreement and Plan of Merger dated April 12, 1996 entered into by and between ACMA, Kaifa Technology (H.K.) Limited, Rolling Profit Holdings, Ltd., Lao Hotel (H.K.), Limited, Saliendra Pte Ltd., and S.P. Quek Investments Pte. Ltd. (collectively, the "Investors"), certain subsidiaries were created by the investors which collectively contributed $35.0 million to fund the Plan and merge with Hayes. The Investors received preferred stock representing a 49% voting interest in Hayes. Second, Hayes entered into an agreement with CIT to borrow up to an aggregate of $64.5 million through three separate debt instruments collateralized by Hayes' intellectual property, certain equipment, and accounts receivable and inventory balances. Third, pursuant to the Plan, Hayes sold certain parcels of real property.

         During 1996, Mr. Hayes assembled a new management team comprised of individuals from the communications industry including a new chief financial officer, vice president of sales, marketing, development and human resources.

         On April 24, 1997, Hayes acquired Cardinal which Hayes management believes added a highly visible brand to Hayes' brand portfolio and strengthened Hayes' position in the North American retail market. Cardinal's 1996 revenues were approximately $64.0 million. In connection with the Cardinal acquisition, in April 1997 Hayes received a $5.5 million investment from Vulcan Ventures, Inc., one of the Paul Allen Group of Companies. The investment involved the issuance of 263,113 shares of Series B Preferred Stock of Hayes, which will be convertible into 1,217,930 shares of Series A Preferred Stock at the Effective Time.

         In July 1997, Hayes entered into the Investor Letter of Intent whereby a prospective investor proposed to purchase 1,350,743 shares of Series C Preferred Stock from Hayes (which, if such purchase is consummated, would be convertible into 6,252,454 shares of Common Stock at the Effective Time) for a purchase price of $30.0 million. The prospective investor subsequently proposed to purchase additional shares of Hayes Common Stock from certain Hayes Shareholders for an aggregate purchase price of $10.0 million. Negotiations with this prospective investor are continuing, and Hayes is also pursuing discussions with other potential sources of capital funding. There can be no assurance that any of such possible investments will be consummated.

PRINCIPAL PRODUCTS

         Hayes has invested in technologies that expand its products to meet changing market demands. Hayes' business is structured around three core product categories; modems, broadband products and access systems.

         Modems

         Analog and ISDN modems represent the core of Hayes' business, and accounted for approximately 96% of all revenues of Hayes for the first six months of 1997. Hayes is widely recognized as being the company that commercialized the PC modem in the early 1980's. The Hayes Standard AT Command Set has become the de facto industry standard for PC modems and along with the patented escape sequence created the market requirement for "Hayes compatibility."

         Hayes markets its modem products under the Hayes ACCURA(TM), Hayes OPTIMA(TM), Practical Peripherals(TM), and Cardinal(TM) brands. The modem products are sold through the distribution, value added reseller and mass merchant channels.

         Due to demand for increased speed in delivery of information, modem speeds have historically changed every 12 to 24 months. In 1997, Hayes introduced a series of new products that transmit information at 56Kbs. Hayes anticipates that the market will transition over the next 12 months to the 56Kbs speed from the current 33.6Kbs standard. At present, the industry has not adopted a 56Kbs standard, although such a standard is expected to be established in 1998. Hayes currently sells products utilizing the two primary 56Kbs technologies offered in the market.

         Broadband Products

         Recognizing the market's need for more information at faster speeds, Hayes has launched significant activities to deliver its customers products at speeds of multiples of those offered by current analog and ISDN products. Hayes' efforts are focused on the ADSL and cable markets.

         ADSL

         On June 6, 1997 Hayes announced that it had been selected by Alcatel Telecom ("Alcatel") to jointly develop, manufacture and market products and equipment implementing ADSL technology. These end-to-end ADSL solutions will enable consumers, telecommuters and small business users to achieve affordable, convenient, bandwidth-efficient, high-speed access to the Internet and other interactive services, such as corporate intranets.

         ADSL technology, which utilizes the existing telephone copper-wiring infrastructure serving virtually all homes and businesses, allows customers to interact with data networks, the Internet and associated services at speeds more than 100 times faster than current 56Kbps modems. In recent months, Alcatel has signed contracts with Ameritech, Bell South, Pacific Bell, Southwestern Bell, Singapore Telecom, Telia (Sweden) and others to provide its 1000 ADSL system.

         Hayes is pursuing other opportunities utilizing ADSL technologies to develop a strong market position in the emerging ADSL market.

         Cable

         Management believes that the consumer's demand for higher speed communications will result in significant demand for Cable modems. In 1996 Hayes launched a development and marketing effort with an Israeli cable modem company. In the fourth quarter of 1996 Hayes introduced its cable modem products to the industry and began a number of successful cable modem trials. Hayes' products have been well received and Hayes received its first major cable modem order in April 1997 with an estimated value of $2.0 million. Hayes began shipping cable modems in the second half of 1997 under its ULTRA(TM) brand.

         On September 18, 1997, Hayes and Cisco Systems, Inc. ("Cisco") signed a Collaboration Agreement whereby Hayes and Cisco agreed to promote Multimedia Cable Network System ("MCNS") compliant cable modems and head end systems. The Collaboration Agreement contemplates joint development and marketing of such products.

         On September 18, 1997 Cisco announced that Samsung Electronics Corp., Ltd. and Thomson Consumer Electronics had joined Cisco and Hayes in promoting MCNS compliant cable modems.

         Access Systems

         The communications industry has seen tremendous growth in the area of network connectivity. As the number of telecommuters, traveling employees and branch offices grow, the demand for fast, low cost connectivity has grown. Connectivity is enabled through client modems, modem pools and integrated remote access devices. Hayes is seeking to leverage its experience and technology strengths in communications to provide a portfolio of products that meet the market's needs.

         In the fourth quarter of 1996, Hayes entered into a comprehensive technology collaboration agreement with the Company through which Hayes introduced a family of remote access servers including its Century 2000 series, Century 9200 series and Century 9400 series products. These products support the connectivity needs of the small business or branch office. They are fully-integrated remote access servers providing advanced management software which enables easy configuration and network monitoring. These products use a modular design for flexibility and ease of upgrade.

         In April 1997 Hayes announces a technology agreement with Microcom. Hayes and Microcom agreed to develop end-to-end communication solutions drawing from the technology in Microcom's ISP Porte Chassis and Hayes' client and server remote access products. According to terms of the agreement, the two companies will explore product development, product branding and co-marketing opportunities worldwide. The agreement is expected to enable Hayes to quickly broaden its product offerings for modem pools.

SUPPLIERS

         Hayes depends upon certain suppliers for its sole source for certain components, including Rockwell and Lucent Technologies, Inc. for certain modem chips used in most of Hayes' product. In addition, Hayes acquires a significant portion of its network products from two domestic suppliers.

PATENTS, COPYRIGHTS AND LICENSES

         Hayes' patent estate strategy is based upon three fundamental goals:
(i) to protect Hayes' technology to enhance its commercial deployment (ii) to obtain cross licenses of the technology of others to optimize a royalty-free access to new technology, and (iii) to generate income. This strategy has resulted in a significant patent estate consisting of more than 115 patents owned and licensed, including internationally recognized patents, in the area of data communications.

         Hayes is committed to a licensing program which defends the value of its intellectual property and offers licenses to responsible third parties. As a result of Hayes' aggressive patent estate development program, many of Hayes' competitors formed the Modem Patent Defense Group. This group attempted to refute the validity of the Hayes' patents, specifically the Heatherington `302 patent, U.S. patent # 4549302 ("Heatherington Patent"), and to avoid payment of royalty fees by filing suits against Hayes. To date, Hayes has successfully defended its patent estate, resulting in additional manufacturers signing license agreements to use Hayes' patents.

         The Heatherington Patent has been Hayes' most valuable patent to date. This patent enables the modem to be switched between data transmission mode and command mode for configuring the modem. The patent was issued in 1985 and is valid until February 14, 2001. The Heatherington Patent is licensed to virtually every major modem manufacturer in the United States and is recognized around the world as an industry standard for computer communications. The validity of the patent was upheld by the U.S. Federal Court and since the fall of 1994 has been fully protected in the European Community.

         Another significant patent is the AutoSync patent, U.S. patent #4700358. This patent is a sophisticated asynchronous to synchronous converter which allows serial communication through the asynchronous serial port. Industry interest has been expressed in implementing and licensing this technology. Currently there are approximately 12 companies licensing this patent from Hayes.

         Hayes has other valuable license rights that were obtained through cross-license agreements with key industry players, including AT&T, 3Com, Intel, Compaq, IBM, Racal Datacom and Microcom.

         Hayes has current and pending patents with potential commercial value in the area of data compression, multi-channel communication and various other technologies related to data communications.

BACKLOG

         Hayes forecasts demand and builds products in order to fill expected demand. Customers generally expect delivery within one to two weeks and Hayes' backlog of firm orders generally represents orders expected to be filled not later than two months following the date of the order. Management believes that current backlog may not necessarily be indicative of future revenues.

COMPETITION

         The data communications industry is very competitive. Product life cycles are short with rapid improvements required in terms of product performance, features and cost. Hayes competes in a number of different markets within the overall data communications market.

         Modem Business Market

         Hayes faces competition primarily from established players such as 3Com, AT&T, Microcom, Multitech, Racal Datacom, Motorola and Telebit. The primary basis of competition is brand recognition, performance, features, quality, reliability, price, service and support.

         Modem Consumer Markets

         The retail modem market is expected to continue its consolidation. The primary basis of competition is brand recognition and price. 3Com is the most significant competitor in this market with several smaller competitors competing at the very low price points. A sample of these smaller competitors include Golden Video Corporation ("GVC"), Boca Research, Inc., Zoom, and Diamond Multimedia, Inc. The battle for retail shelf space is and will continue to be fierce and brand recognition is and will continue be a major benefit to Hayes and to the Company.

         Modem OEM Market

         Hayes intends to make significant efforts to reenter the OEM modem market. The key competitors in this market are CIS Technology, Inc., GVC, 3Com and others.

         Access Systems

         The access systems market is characterized by a large number of participants, none of which have a dominant market position. The market is experiencing high growth and high margins in comparison to modems. Companies such as 3Com, Shiva, Asend, and General Datacom compete in this market.

         Management believes that in addition to leveraging its strong brand name, its products can be priced competitively which will enable Hayes to grow its share of this market.

         Broadband

         ADSL is an emerging market with no competitor having dominant market position. Many of the network product and modem companies are likely to introduce products into this market. In addition, major telecommunications companies such as Alcatel are expected to have significant presence in the ADSL market as it matures.

         The cable market is also an emerging market. Cable equipment companies such as Scientific Atlanta and General Instruments are expected to capture a share of this market. In addition, management believes that modem companies such as 3Com will offer products in this market. Management expects competition to intensify as cable modem products gain acceptance.

         International

         Hayes' products are sold internationally in more than 45 countries. Some of the U.S. based competitors are present in Hayes' international market but competition is also present from smaller local modem suppliers.

SALES

    Americas Region

         North America

         Hayes sells its products directly to high-volume computer superstores, mail order resellers, and mass merchants as well as through the two-tiered PC distribution channel that includes distributors, large national corporate resellers and aggregators through its own sales force. In the two-tiered distribution model, the distributors and national corporate resellers provide an inventory, logistics, and credit function to smaller resellers such as computer chains, company-owned locations and value-added resellers.

         The sales strategy for Hayes branded products is to retain a channel "push" sales organization (reseller, marketing and telephone) ensuring channel support and appropriate field inventory levels. The sales organization is structured to focus both on the Hayes, Practical Peripherals and Cardinal brands and each respective product categories and product lines.

         Hayes' sales force consists of the Field Sales Group and the National Account Group. The Field Sales Group maintains relationships with the corporate headquarters of Hayes' channel partners as well as the individual reseller locations that sell to end users. The Field Sales Group ensures that resellers maintain adequate inventory of Hayes' products and that Hayes maximizes the mind set of the resellers sales personnel to sell Hayes products.

         The National Account Group calls on a large corporate customers and directly markets Hayes' products to these large sophisticated end users. This group is responsible for creating and maintaining demand in Fortune 1000 companies for Hayes' technologies. Hayes also maintains a sales office in Washington D.C. to market to the Federal Government and maintains dedicated resources within its National Account Group to stimulate sales to state and local governments.

         Latin America

         Hayes has recently launched an initiative in Brazil to serve Brazil and the Latin American region. Business is presently conducted directly with large end users and through distributors for other customers.

         Asia Pacific Region

         Hayes' sales strategy in the Asia Pacific region is similar to its sales strategy in North America. Hayes operates sales, marketing and service subsidiaries in China, Hong Kong and Australia. Relationships are developed with key distributors in each of the major Asia Pacific region countries.

         Europe Region

         Hayes' European sales, marketing and service efforts are headquartered in the United Kingdom at its Fleet offices. Offices are also maintained in France and Denmark. Strategic partners are identified in major markets to distribute Hayes' products.

MARKETING

         Hayes' marketing activities focus on developing brand recognition in key market segments and geographic markets, as the underlying basis for cost effective promotion of its products.

         Public Relations

         Hayes has focused its public relations activities on establishing strong relationships with trade publications, reviewers and columnists. Hayes' products have been consistently recognized for performance, quality, service and support (i.e. Government Computer News, Computer Shopper, PCC Week, Mobile Office, PC Magazine, Computerworld). Hayes has pursued a proactive posture in public affairs, taking a prominent role in standard setting committees (ITU, ANSI) and public policy organizations (AOP, GHTA and CompTIA).

         Advertising, Packaging and Documentation

         Over the years, Hayes has developed an in-house expertise to create advertising that has consistently scored well in advertising readership studies (i.e. Starch & Harvey Studies in PC Week, PC Magazine, Info World). Hayes has been recognized by winning coveted awards from the Society for Technical Communication Publications competition for the quality of its documentation and packaging, which is also developed by Hayes in-house.

         Channel and Infrastructure Activities

         Hayes has established an effective channel marketing program which allows the sales force to consistently execute on tactical promotions through the entire channel spectrum. Hayes was most recently successful in developing new mail order and mass merchant distribution channels. Hayes also has had success through its infrastructure program in seeding its new products with influential user groups of early adopters. In addition, customers can purchase Hayes products over the worldwide web via ordering and fulfillment programs recently implemented by Hayes.

CUSTOMER SUPPORT, SERVICE AND WARRANTY

         Hayes strives to provide users of its products with the highest quality technical support and customer service, dedicating more than 90 professionals processing more than 60,000 incoming calls a month. Hayes constantly surveys its user base with regard to customer satisfaction and it believes it consistently outperforms its competitors in the area of support and service.

         Hayes offers a standard two-year warranty which permits customers to return any product for repair or replacement if the product does not perform as warranted. In the U.S. and Canada only, Hayes also offers its customers the option of an additional three-year warranty upon completion of a registration card within 90 days of purchase. Some of the Practical Peripheral modems previously sold have a lifetime warranty. Hayes to date has not encountered material warranty claims or liabilities.

RESEARCH AND DEVELOPMENT

         Hayes focuses its research and development ("R&D") efforts on hardware and firmware system design, integration and testing for standalone and board level data, fax, and voice modems, modem pools, remote access servers and broadband technologies for high speed communications. Additional R&D activities include access systems and software products, object oriented programming, and digital signal processing technologies. Specialized knowledge and skills in the areas of electromagnetic compatibility ("EMC"), agency approvals, communications standards and product integration are applied to ensure timely product delivery. The Company utilizes computer aided design systems for three dimensional mechanical design and is upgrading its computer aided engineering tools to improve the engineering process and strengthen applications specific integrated circuit design capabilities.

         Product development cycles typically range from three to 12 months. Project duration of fifteen to eighteen months are common for new networking products and new access systems and new technology platforms. Engineering strategies employed to reduce product costs and time to market include focused application of resources, simulation, standardization, on-going product and process value engineering, simplification, automation and reduction of the number of development cycles. Hayes expensed approximately $4.5 million and $6.0 million for product development and engineering for the six months ending June 30, 1996 and 1997, respectively, $16.2 million, $10.7 million and $9.6 million for the twelve months ending September 30, 1994 and 1995, respectively, and December 31, 1996, respectively.

ENVIRONMENTAL MATTERS

         Hayes' compliance with federal, state and local environmental laws has had no material effect upon Hayes' capital expenditures, earnings or competitive position.

PROPERTIES

         Hayes' executive offices are located in Norcross, Georgia in leased facilities. Hayes' also has manufacturing and distribution facilities at the same location. The manufacturing facility has five surface mount lines and occupies approximately 50,000 square feet. The leases between Hayes and Essex Capital are for 172,342 square feet and cover both the executive offices and Hayes' manufacturing and distribution facilities. The leases expire between December

31, 1999 and September 30, 2000.

         In addition to the above lease, Hayes leases sales and marketing facilities in China, Hong Kong, Australia, United Kingdom, France and Denmark.

         Hayes believes its properties are adequate for its needs for the foreseeable future.

EMPLOYEES

         Hayes employed approximately 634 employees and 125 temporary employees as of October 1, 1997. Hayes' management believes that its future success will depend largely on its ability to retain certain key personnel and to recruit and retain additional highly skilled employees. Hayes has experienced no work stoppages and believes that its employee relations are satisfactory. The Company will have a new employment agreement with Dennis Hayes as of the Effective Time (see "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS") and employment agreements with other executives will be assumed by the Company (see MANAGEMENT OF HAYES - Employment Agreements").

LEGAL PROCEEDINGS

         Although Hayes is involved in several legal proceedings, Hayes believes that it has meritorious defenses and will vigorously defend these cases, and believes no such proceeding would have a materially adverse effect on Hayes' properties, business or prospects. Accordingly, Hayes believes that there are no material legal proceedings to which Hayes is a party or of which any of its properties are subject; nor are there material legal proceedings known to Hayes to be contemplated by any governmental authority; nor are there material legal proceedings known to Hayes, pending or contemplated, in which any director, officer or affiliate or any principal security holder of Hayes, or any associate of any of the foregoing, is a party or has any interest adverse to Hayes.


                               MANAGEMENT OF HAYES

DIRECTORS AND EXECUTIVE OFFICERS

         Following the Merger Messrs. Hayes, Lam and Chan will become directors of the Company. The executive officers of Hayes immediately prior to the Merger will become the executive officers of the Company. Joseph Formichelli resigned as President and Chief Executive Officer of Hayes effective October 1, 1997. Mr. Chan became President and Chief Operating Officer effective October 1, 1997. See "MANAGEMENT OF THE COMPANY -- Management Post-Merger."

EXECUTIVE COMPENSATION

         The following tables provide information with respect to the annual compensation for services in all capacities to Hayes for fiscal years ended December 31, 1996 of (i) Hayes' chief executive officer and (ii) the other four most highly compensated executive officers of Hayes who were employed by Hayes at the end of fiscal 1996 and who will be executive officers of the Company following the Merger (the "Hayes Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                          Long-Term
                                                         Annual Compensation (1)        Compensation
                                                                                          Awards of
                                                                                         Securities
          Name and                                                                   Underlying Options      All other
          Principal Position               Year       Salary ($)       Bonus ($)           (#)(2)         Compensation ($)
          ------------------               ----       ----------       ---------     ------------------   ----------------
          Dennis Hayes, Chairman           1996       1,000,000         250,000               -               202,094 (3)

          Joseph Formichelli,              1996        206,667          92,500             180,000            100,113 (5)
          President and Chief
          Executive Officer (4)

          James Jones, Vice President      1996        161,064          29,016             150,000             37,396 (6)
          and Chief Financial Officer

          P. K. Chan, Vice President       1996        198,024          13,792             150,000              1,275 (7)
          of  Operations

          Alan Clark, Vice President       1996        157,996          66,636             150,000                425 (7)
          and Chief Technical Officer

--------------------------

         (1) In accordance with the rules of the Securities and Exchange Commission, the compensation set forth in the table does not include medical, group life insurance or other benefits which are available to all salaried employees of Hayes, and certain perquisites and other benefits, securities or property which do not exceed the lesser of $50,000 or 10% of the person's salary and bonus shown in the table.

         (2)      Does not give effect to the Conversion Ratio.

         (3) Includes $192,307 for payout of accrued vacation and $6,690, $1,754 and $1,200 for payment of life insurance premiums, automobile use and club dues, respectively.

         (4) Effective October 1, 1997, Mr. Formichelli resigned as President and Chief Executive Officer of Hayes.

         (5) Payments for relocation expenses of $99,345 and life insurance premium of $768.

         (6) Includes payments for relocation expenses of $37,143 and life insurance premiums of $253.

         (7)      Represents life insurance premiums.

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

              The following table provides information with respect to the option grants in fiscal 1996 for the Hayes Named Executive Officers:

                                                                                                       POTENTIAL REALIZABLE
                                                                                                         VALUE AT ASSUMED
                                              PERCENT OF TOTAL                                        ANNUAL RATES OF STOCK
                                            SECURITIES UNDERLYING    OPTIONS GRANTED                 PRICE APPRECIATION FOR
                           NUMBER OF            TO EMPLOYEES           EXERCISE      EXPIRATION            OPTION TERM
         NAME           OPTIONS GRANTED (1)    IN FISCAL YEAR        $ PER SHARE        DATE                5%         10%
         ----           -------------------   -----------------      -------------      ------             -----       -----

Dennis Hayes                       -                   -                     -             -                    -           -
Joseph Formichelli            80,000                 6.7%                $.714          6/4/06           $ 35,922    $  91,034
                             100,000                 8.4%                 1.00         10/23/06            62,889      159,374
James Jones                   50,000                 4.2%                 .714          6/4/06             22,451       56,897
                             100,000                 8.4%                 1.00         10/23/06            62,889      159,374
P. K. Chan                    50,000                 4.2%                 .714          6/4/06             22,451       56,897
                             100,000                 8.4%                 1.00         10/23/06            62,889      159,374
Alan Clark                    50,000                 4.2%                 .714          6/4/06             22,451       56,897
                             100,000                 8.4%                 1.00         10/23/06            62,889      159,374
-----------------------

     (1) Does not give effect to the Conversion Ratio.



                   AGGREGATED OPTION EXERCISES IN LAST FISCAL
                     YEAR AND FISCAL YEAR END OPTION VALUES

              The following table provides information with respect to the aggregated option exercises in the fiscal 1996 and option year end values for the Hayes Named Executive Officers.

                       NUMBER OF SECURITIES UNDERLYING     VALUE OF UNEXERCISED IN-THE-MONEY
                        UNEXERCISED OPTIONS AT FISCAL         OPTIONS AT FISCAL YEAR END
                                  YEAR END                            EXERCISABLE/
                                 EXERCISABLE/                        UNEXERCISABLE
NAME                          UNEXERCISABLE (2)
Dennis Hayes                         -/-                                  -/-
Joseph Formichelli              (1) / 150,000                        (1) / $40,880
James Jones                     (1) / 150,000                        (1) / $29,300
P. K. Chan                      (1) / 150,000                        (1) / $29,300
Alan Clark                      (1) / 150,000                        (1) / $29,300
-----------------

     (1) All options were unexercisable at December 31, 1996.

     (2) Does not give effect to the Conversion Ratio.

EMPLOYMENT AGREEMENTS

         Mr. Chan is employed pursuant to an Executive Employment Agreement dated October 7, 1996 and amended on October ___, 1997. The term of the agreement is two (2) years from the date of the Agreement as amended. Mr. Chan's annual base salary is $198,000 and he is entitled to receive additional incentive compensation of up to $69,300 based upon criteria to be determined by Hayes. He is generally eligible for participation in the employee benefits programs, including stock option plans. In the event of a termination for "Cause" (as defined in the Agreement), a voluntary termination by Mr. Chan, or the expiration of the term, Mr. Chan will receive no right to compensation or other benefits. If Mr. Chan's employment is terminated by the Board of Directors for any reason other than "Cause" within the term of the Agreement, Mr. Chan is entitled to receive a severance in the form of salary continuation for twelve
(12) months following the effective date of the termination. In the event of a termination or qualifying resignation relating to a "Change of Control" (as defined in the Agreement), then Mr. Chan is entitled to receive a severance in the form of salary continuation for twelve (12) months following the effective date of the termination. Finally, the Agreement includes an invention assignment and protective covenants of two (2) years in duration.

         Mr. Jones is employed pursuant to an Executive Employment Agreement dated October ____, 1997. The term of the agreement is two (2) years from the date of the Agreement. Mr. Jones's annual base salary is $181,000 and he is entitled to receive additional incentive compensation of up to $54,300 upon criteria to be determined by Hayes. He is generally eligible for participation in the employee benefits programs, including stock option plans. In the event of a termination for "Cause" (as defined in the agreement), a voluntary termination by Mr. Jones, or the expiration of the term, Mr. Jones will receive no right to compensation or other benefits. If Mr. Jones's employment is terminated by the Board of Directors for any reason other than "Cause" within the term of the Agreement, Mr. Jones is entitled to receive a severance in the form of salary continuation until the later in time of the remainder of the term of the Agreement or twelve (12) months following the effective date of the termination. Finally, the Agreement includes an invention assignment and protective covenants of two (2) years in duration.

         Mr. Clark is employed pursuant to an Executive Employment Agreement dated October ____, 1997 and a letter agreement dated February 5, 1996, Mr. Clark's base salary is $160,000. He is entitled to an executive incentive of up to $40,000 based on Hayes' performance relative to its business plan. Mr. Clark is generally eligible for participation in the employment benefit programs including stock option plans. If Mr. Clark's employment with Hayes is terminated without "Cause," he is entitled to six (6) months of his base salary as in effect on the date of termination and shall be payable monthly in the same manner as salary prior to the date of termination for a six (6) month period, provided that Hayes' obligation to pay such severance will be reduced on a dollar-for-dollar basis by the amount of any compensation received by Mr. Clark from employment by any other party during the six (6) months severance period.

         Pursuant to the Hayes Option Plan, and after giving effect to the Conversion Ratio, 8,332,020 shares of authorized, unissued Hayes Common Stock are currently reserved for issuance upon exercise of stock options granted and to be granted pursuant to the Hayes Option Plan. These options are classified as "executive," "management" and "performance" under the Hayes Option Plan. There are 1,573,826 shares reserved for executive options, 2,129,294 shares reserved for management options and 4,628,900 shares reserved for performance options. There have been 1,296,092 executive options issued, 1,269,475 management options issued and 3,124,507 performance options issued. No further options will be issued pursuant to the Hayes Option Plan following the Merger.

                           SECURITY OWNERSHIP OF HAYES

         The following table sets forth the beneficial ownership of capital stock in Hayes as of September 30, 1997 and as of the Effective Time, by each Director and Hayes Named Executive Officer, by all executive officers and directors as a group, as well as by any person known to own beneficially more than 5% of the capital stock of Hayes.


                                                           OF HAYES                          OF THE COMPANY
                                                           --------                          --------------
                                                   AS OF SEPTEMBER 30, 1997           AS OF THE EFFECTIVE TIME (10)
                                             -----------------------------------    --------------------------------

                                                  NUMBER OF                         NUMBER OF SHARES OF
                                               SHARES OF STOCK        PERCENTAGE       COMMON STOCK
             NAME AND ADDRESS                BENEFICIALLY OWNED           OF           BENEFICIALLY       PERCENTAGE
            OF BENEFICIAL OWNER                      (1)               OWNERSHIP            OWNED          OWNERSHIP

Dennis Hayes                                    4,991,750 (2)              49.1%          23,106,312          38.8%
Mina Hayes                                        200,000 (3)               1.9%             925,780           1.6%
Chiang Lam                                        200,000 (4)               1.9%             925,780           1.6%
Rinzai Limited
17 Jurong Port Road
Singapore  619092                               3,062,500 (5)              30.2%          14,176,006          23.8%
S.P. Quek                                       3,062,500 (6)              30.2%          14,176,006          23.8%
K.S. Cham                                                  --                --                  --             --
Kaifa Technology (H.K.) Limited
2201 Hong Kong Worsted Mills Industrial
Building
31-39 Wo Tong Jsui Street
Kwai Chury, New Territories
Hong Kong                                         816,667 (7)               8.0%           3,780,270           6.4%
M.C. Tam                                          816,667 (8)               8.0%           3,780,270           6.4%
Joseph Formichelli                                 20,000 (9)                 *               92,578             *
James Jones                                        50,000 (9)                 *              231,445             *
Alan Clark                                         50,000 (9)                 *              231,445             *
P. K. Chan                                         50,000 (9)                 *              231,445             *
ALL DIRECTORS AND EXECUTIVE OFFICERS AS A       9,530,317                  88.1%          44,114,884           70.1%
GROUP (14 PERSONS)
------------------

      *  Less than 1%.

     (1) On a fully-diluted basis including options exercisable within 60 days and without giving effect to the Conversion Ratio.

     (2) Consists of Hayes Common Stock. Includes 4,400,000 shares owned by Chestnut Capital, LP of which Mr. Hayes is the General Partner. Includes 48,529 shares held by a Hayes employee benefit plan of which Mr. Hayes serves as trustee. Mr. Hayes disclaims beneficial ownership of warrants held by Ms. Hayes.

     (3) Consists of warrants to purchase Hayes Common Stock. Ms. Hayes disclaims beneficial ownership of shares held by Mr. Hayes and Chestnut Capital, LP.

     (4) Consists of warrants to purchase Hayes Common Stock.

     (5) Consists of Hayes Series A Preferred Stock which has voting rights equivalent to those of Hayes Common Stock. Includes Series A Preferred Stock held by S.P. Quek Investments Pte. Ltd.,which is an affiliate of Mr. S.P. Quek, Chairman of Rinzai Limited.

     (6) Consists of Hayes Series A Preferred Stock held by Rinzai Limited of which Mr. Quek serves as Chairman and Hayes Series A Preferred Stock held by S.P. Quek Investments Pte. Ltd.

     (7) Consists of Hayes Series A Preferred Stock which has voting rights equivalent to those of the Hayes Common Stock.

     (8) Consists of Hayes Series A Preferred Stock, held by Kaifa Technology (H.K.) Limited, of which Mr. Tam serves as President.

     (9) Consists of options to purchase Hayes Common Stock.

    (10) After giving effect to the Conversion Ratio.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Vulcan Ventures is a shareholder of Hayes, currently owning 263,113 shares of Hayes Series B Preferred Stock (without giving effect to the Conversion Ratio). Vulcan Ventures was the majority shareholder of Cardinal, a company that Hayes acquired in April, 1997. With respect to certain obligations of Cardinal, Vulcan Ventures had certain guarantee obligations. As a part of the transaction to acquire Cardinal, Hayes entered into a guarantee agreement in favor of Vulcan Ventures relating to Vulcan Venture's guarantee of Cardinal obligations. Vulcan Ventures and Hayes have also entered into a Strategic Relationship Agreement pursuant to which Hayes and Vulcan Ventures have agreed to develop mutually beneficial business opportunities.

         Dennis Hayes has an employment agreement with Hayes. Hayes has loaned funds to Dennis Hayes of approximately $244,214 at September 30, 1997. Dennis Hayes sits on the Boards of Directors of three companies in which Hayes has an ownership interest: Scaleable Software Solutions, Inc., BVRP Software S.A., and Xylon Semiconductors, Inc.

         Kaifa Technology (H.K.), Limited ("Kaifa") is a shareholder of Hayes, currently owning 816,667 shares of Hayes Series A Preferred Stock (without giving effect to the Conversion Ratio). Kaifa and Hayes have entered into a Subcontract Manufacturing Agreement, pursuant to which Kaifa performs certain manufacturing work for Hayes in its factory in Hong Kong.

         Rolling Profit Holdings Limited is a shareholder of Hayes, currently owning 408,333 shares of Hayes Series A Preferred Stock (without giving effect to the Conversion Ratio). Wong's Electronics Limited ("Wong's") is an affiliate of Rolling Profit Holdings Limited. Wong's and Hayes have entered into a Subcontract Manufacturing Agreement, pursuant to which Wong's performs certain manufacturing work for Hayes in its factory in China.

                       HAYES' MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL BUSINESS DEVELOPMENTS

         Hayes is comprised of three business units: the Modem Products business, the Network Products business and the recently formed Broadband Products business. The Modem Products business designs, manufactures and markets analog and ISDN modem products. The Modem Products business distributes its products under the Optima, Accura, Practical Peripherals, and Cardinal brands. The Network Products business designs and markets modem pool and remote access server products. These products are distributed under the Century brand. The Broadband Products business designs and markets ADSL and cable modem products and was formed in June 1997. The Broadband Products business markets its products under the Ultra brand.

         On October 1, 1995, Hayes changed its year end from September 30 to December 31. In the following discussion, fiscal 1996 is the calendar year and is compared to Hayes' fiscal year ending September 30, 1995.

LIQUIDITY AND CAPITAL RESOURCES

         General. Hayes' primary capital requirements are for working capital, acquisitions and other capital expenditures. Hayes has historically met its capital requirements through a combination of equity transactions, cash flow from operations, bank lines of credit and credit terms from suppliers.

         Cash Flows. Cash and cash equivalents decreased by approximately $2.9 million to $2.8 million at June 30, 1997 as compared to $5.7 million at December 31, 1996. Cash and cash equivalent increased by $500,000 at December 31, 1996 from $5.2 million at September 30, 1995. Cash and cash equivalents decreased by $3.1 million at September 30, 1995, as compared to September 30, 1994. The increase in cash in fiscal 1996 resulted from implementation of the Plan and reduction in restricted cash. The decrease in fiscal 1995 resulted primarily from the increase in restricted cash as a result of Hayes' debtor-in-possession financing with General Electric Capital Corporation ("GECC"). The increase in cash and cash equivalents in fiscal 1994 resulted from extending vendor payments prior to Hayes' Chapter 11 filing.

         Cash used in operations was $16.6 million and $50.8 million in the first six months of 1997 and the first six months of 1996, respectively. Cash used in operations was $41.0 million in fiscal 1996 due to the implementation of the Plan, which included payments of approximately $44.6 million to pre-petition claimants, and a net loss of $13.2 million. Cash generated by operations was approximately $1.5 million in fiscal 1995 and resulted from a net loss of approximately $14.4 million which was more than offset by non-cash depreciation and amortization and reduced working capital investment. Cash used in operations was $7.7 million in 1994 due to a net loss of approximately $28.1 million reduced by non cash depreciation and amortization and reduced working capital investment.

         Cash from investment activities was approximately $250,000 in the first six months of 1997 due to sale of stock in a French software company partially offset by the net impact of capital expenditures and changes in other long term assets and $15.9 million in the first six months of 1996 due to the sale of certain parcels of real estate. Cash from investment activities in fiscal 1996 was due to the sale of real estate, investments and equipment and a reduction in restricted cash partially offset by capital expenditures. Cash used in investment activities was $1.5 million and $8.1 million in fiscal 1995 and 1994, respectively. The primary uses of these funds were capital investments and an increase in restricted cash.

         Cash provided from financing activities was approximately $13.8 million and $34.4 million in the first six months of 1997 and in the first six months of fiscal 1996, respectively. In March 1997, Hayes exercised its right to request additional loans from certain shareholders to meet short-term capital needs. Hayes issued short-term promissory notes totaling $4.0 million. Such notes are convertible into Hayes Series A Preferred Stock. On April 23, 1997, Hayes completed an agreement with Vulcan Ventures, Inc. to issue 263,113 shares of Hayes Series B Preferred Stock (without giving effect to the Conversion Ratio) for $5.5 million.

         The cash provided in fiscal 1996 was due to the issuance of $35.0 million of Hayes Series A Preferred Stock partially offset by the repurchase of $13.5 million of common stock less borrowings under Hayes' credit facilities. Cash used in financing activities was $3.0 million in fiscal 1995 due to payments exceeding borrowings under the GECC credit facility. Cash provided by financing activities was $18.1 million in fiscal 1994 due to borrowings under Hayes' credit facility with NationsBank of Georgia N.A.

         At June 30, 1997, Hayes' principal sources of liquidity included cash and cash equivalents and its credit facilities with CIT (the "CIT Facility"). The CIT Facility, which expires on April 16, 2000, consists of two term loans and a revolving loan which provide for maximum borrowings of $64.5 million. The revolving loan provides for financing based upon eligible receivables and inventory. The term loans are based upon appraised values of equipment and intangibles. The CIT Facility bears interest at prime plus 2.125 percent. At June 30, 1997, Hayes had borrowed to the full extent of availability under the CIT Facility.

         Management believed that such sources were insufficient to enable it to expand its business and sought additional funding through the issuance of Hayes' equity. In July 1997, Hayes entered into the Investor Letter of Intent whereby a prospective investor proposed to purchase 1,350,743 shares of Hayes Series C Preferred Stock (without giving effect to the Conversion Ratio) for $30.0 million. If such purchase is consummated, these shares will be converted into 6,252,454 shares of Common Stock upon the Effective Time. Management believes the proceeds from the sale of the Hayes Series C Preferred stock, if such sale is consummated, in addition to cash and cash equivalents and its CIT credit facilities, will be sufficient to satisfy operating cash and capital expenditure requirements through at least the next twelve months. Negotiations with this prospective investor are continuing, and Hayes is also pursuing discussions with other potential sources of capital funding. There can be no assurance that the proposed investment described in the Investor Letter of Intent will be consummated.

         Inflation

         Hayes believes that inflation has not had a material impact on its operating results and does not expect inflation to have a material impact on its operating results in the foreseeable future.

RESULTS OF OPERATIONS

         Six Months Ended June 30, 1997 Compared to Six Months Ended June 30,
1996

                                      June 30,     June 30,
                                        1996         1997         Change
                                     ---------    ---------     ---------
                                           (Dollars in thousands)
Net Revenues:
  Modem Products .................   $ 139,873    $  91,439     $ (48,434)
  Access Systems .................       5,712        3,458        (2,254)
                                     ---------    ---------     ---------
                                     $ 145,585    $  94,897     $ (50,688)
                                     =========    =========     =========

         Net revenues in the six months ended June 30, 1997 decreased by $50.7 million, or 34.8%, from the same period in 1996 primarily due to lower revenues in both the Modem Products and Access Systems businesses. The decrease in net revenues was largely attributable to Hayes' introduction of modems with 56Kbs speeds. In the third quarter of fiscal 1996, Rockwell and 3 Com announced the introduction of modem technology that would permit data to be transmitted on analog phone lines at 56Kbs. These announcements were followed by announcements by most modem providers, including Hayes, indicating product availability in the first and second quarters of 1997. As a result of these announcements and commentary from various industry analysts, management believes that its channel partners assumed that modem customers would move quickly to 56Kbs modems and away from the then industry standard 33.6Kbs modems. Consequently, Hayes' channel partners significantly reduced orders for 33.6Kbs products and substantially reduced channel inventories of such products in the first quarter. Instead of placing orders for 33.6Kbs products, Hayes' channel partners began placing orders for Hayes' 56Kbs products. Due to the lack of availability of 56Kbs modem chips from its suppliers, Hayes was unable to fill many of these orders and backlog rose to $10.5 million at March 31, 1997 from $4.6 million at December 31, 1996.

         In the second quarter of 1997, Hayes began to fill its channel partners demand for 56Kbs product. Management believes that during this period its channel partners realized that customer demand was weighted heavily toward 33.6Kbs products and the market had not yet accepted 56Kbs products. As a result, Hayes' channel partners began to place significant orders for 33.6Kbs products. Hayes had converted much of its manufacturing schedule to 56Kbs products and was therefore unable to meet much of its channel partners' demand for 33.6Kbs product during the second quarter. Although second quarter 1997 revenues increased 42.2% from the first quarter of 1997 to $55.7 million at June 30, 1997, backlog grew to $20.9 million at June 30, 1997.

         Gross profit, as a percentage of net revenues, declined to 25.2% in the first six months of 1997 from 28.0% in the first six months of 1996 due to unfavorable manufacturing variances caused by disruption to manufacturing schedules and lower average selling prices for 33.6Kbs products resulting from the introduction of 56Kbs products.

         Selling, general and administrative expenses decreased by $4.9 million in the first six months of 1997 from the comparable period in 1996. Such expenses represented 27.8% of revenue in the first six months of 1997 compared to 21.5% in the first six months of 1996. Hayes reduced operating expenditures in anticipation of lower revenues in the first six months of 1997, but expenses as a percent of revenue were higher due to such lower revenues.

         Research and development expense increased to $6.0 million from $4.5 million in the first six months of fiscal 1997 compared to the same period in fiscal 1996 as a result of increased development expenses related to new products for the network and broadband markets.

         In the first six months of 1997 Hayes recognized a gain of $1.3 million from the sale of stock in a French software company. Hayes also recognized a gain in the first six months of 1996 of $8.2 million from the sale of certain parcels of real estate.

         Interest expense was $0.6 million lower in the first six months of 1997 compared to the same period in 1996. The interest expense in the first six months of 1996 included interest at 12%, which was payable on most of the pre-petition claims. These claims were paid in full in April of 1996.

         Hayes reported a net loss of $7.8 million for the six months ended June 30, 1997 and net income of $5.2 million the six months ended June 30, 1996. On a per share basis, net loss was $(1.57) and net income was $.70 in the six months ended June 30, 1997 and June 30, 1996, respectively.

         Fiscal 1996 Compared to Fiscal 1995

                                   September 30,   December 31,
                                       1995            1996             Change
                                   -------------   ------------       ----------
                                              (Dollars in Thousands)
Net Revenues:
  Modem Products ...............     $ 260,303       $ 245,438        $ (14,865)
  Access Systems ...............         8,852          12,014            3,162
                                     ---------       ---------        ---------
                                     $ 269,155       $ 257,452        $ (11,703)
                                     =========       =========        =========

         In fiscal 1996, Hayes reported net sales of approximately $257.5 million, a decrease of 4.4% from fiscal 1995. Modem Products business net revenues decreased 5.7% to $245.4 million in fiscal 1996. This decrease resulted from price erosion in the Company's 14.4 Kbs and 28.8 Kbs modem products. Access Systems business net revenues increased 35.7% in fiscal 1996 to $12.0 million due to growth in Century product sales.

         Gross profit, as a percentage of net sales, remained constant at 23.9% in 1996 and 1995. Although average sales prices declined in fiscal 1996 versus fiscal year 1995, improved product designs and lower manufacturing and material costs enabled Hayes to maintain its gross profit margins.

         Selling, general and administrative expenses, excluding restructuring charges and amortization and write-off of intangibles, increased by approximately $6.1 million in fiscal 1996 and rose as a percentage of revenue to 24.0% versus 20.7% in fiscal 1995. The primary factors in the increase were higher marketing expenses resulting from Hayes' sponsorship of a NASCAR racing team at a cost of $3.8 million, higher marketing expenses and recruiting and relocation expenses due to the employment of a new management team as Hayes emerged from Chapter 11, partially offset by lower administrative expenses.

         Research and development expense declined $1.1 million in 1996 compared to 1995 due to management's curtailment of expenditures in the first half of 1996 as a result of the Chapter 11 filing.

         Interest expense decreased 23.5% or approximately $1.5 million in fiscal 1996 as compared to fiscal 1995 as a result of the $35.0 million capital investment made in Hayes, the sale of certain parcels of real estate, and a new borrowing arrangement, all of which were part of the Chapter 11 Reorganization Plan. The implementation of the Plan enabled Hayes to pay pre-petition claims which generally accrued interest at 12%.

         In fiscal 1996, Hayes recognized a gain of approximately $700,000 on the sale of stock of a public company which it had previously received as settlement of an intellectual property dispute. Hayes also recognized a gain of approximately $8.2 million on the sale of certain parcels of real estate it had previously acquired for development as a corporate campus.

         Other income consists primarily of insert fees from third parties for the inclusion of their software and related promotional materials in Hayes' products and intellectual property license fees. Other income declined by approximately $1.9 million or 45.2% in fiscal 1996 from approximately $4.2 million in fiscal 1995. The decline resulted from a reduction in license fees from Rockwell. In July 1995, Hayes and Rockwell entered into an agreement in which, among other things, Rockwell agreed to supply Hayes modem chips and Hayes agreed to waive license fees from the date of the agreement through December 31, 1996 (the "Rockwell Agreement").

         The Hayes effective tax rate was 3.0% in 1996 compared to 6.1% in fiscal 1995. The Hayes' effective tax rates have been significantly impacted by its losses, nondeductible Chapter 11 expenses and the recognition of valuation allowances on its deferred tax assets.

         Hayes reported a net loss of $13.2 million for fiscal 1996 and a net loss of $14.4 million for fiscal 1995. On a per share basis, net loss was $(2.52) for fiscal 1996 and $ (2.56) for fiscal 1995, respectively.

         Fiscal 1995 Compared to Fiscal 1994

                                   September 30,     September 30,
                                        1994             1995            Change
                                   -------------     -------------      --------
                                                (Dollars in thousands)
Net Revenues:
  Modem Products ...............      $243,315         $260,303         $ 16,988
  Access Systems ...............         2,962            8,852            5,890
                                      --------         --------         --------
                                      $246,277         $269,155         $ 22,878
                                      ========         ========         ========

         Net revenues were 9.3% higher in fiscal 1994 than in fiscal 1995. Modem Products business sales increased 7.0% to approximately $260.3 million in fiscal 1995. Hayes experienced strong growth in modem sales in its Asia

Pacific operations and modest growth in its North American operations. Access Systems business sales increased 198.9% in fiscal 1995 due to the introduction of the Century product line.

         Fiscal 1995 gross profit as a percentage of net sales increased to 23.9% from 20.7% in fiscal 1994. In March 1994 Hayes lowered prices which resulted in a significant increase in unit volumes. Hayes experienced a number of operational and manufacturing problems which led to unfavorable manufacturing variances and inventory charges. In October 1994, Hayes employed a new vice president of operations. Under his leadership, Hayes made significant improvements in its operations, which resulted in improved margins in fiscal year 1995. In addition, Hayes continued to introduce improved product designs with lower material and manufacturing costs.

         Selling, general and administrative expenses, excluding amortization and write-off of intangibles, decreased by approximately $9.6 million in fiscal 1995 to $55.6 million compared to $65.2 million in fiscal 1994. These expenses also decreased as a percentage of revenue to 20.7% in fiscal 1995 from 26.5% in fiscal 1994. As a result of Hayes' November 15, 1994 Chapter 11 filing, management significantly curtailed operating expenses in the areas of sales and marketing.

         Research and development expense declined $5.4 million in 1995 compared to 1994. As a result of the Chapter 11 filing, management curtailed spending.

         Interest increased 242.6% or by approximately $4.7 million to $6.6 million in fiscal 1995 compared to $1.9 million in fiscal 1994 as a result of Hayes' Chapter 11 filing. Hayes was required to recognize interest on its pre-petition claims at 12% unless the claimant otherwise agreed.

         Other income declined $0.7 million in fiscal 1995 as compared to fiscal 1994 due to the decline in licensing fees to Hayes resulting from the Rockwell Agreement.

         Hayes' effective tax rate was 6.1% and 5.7% for fiscal 1995 and 1994, respectively. Hayes' tax rates have been significantly impacted by its losses, nondeductible Chapter 11 expenses and the recognition of valuation allowances on its deferred tax assets.

         Hayes reported a net loss of $14.4 million for fiscal 1995 and a net loss of $28.1 million for fiscal 1994. On a per share basis net loss was $(2.56) and $(4.98) in fiscal 1995 and fiscal 1994, respectively.

                   DESCRIPTION OF CAPITAL STOCK OF THE COMPANY

AUTHORIZED CAPITAL STOCK

         The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock and 3,000,000 shares of Preferred Stock. As of September 19, 1997 the Company had 12,495,291 shares of Common Stock issued and outstanding and no shares of Preferred Stock issued and outstanding . At the Effective Time, the Company will amend its certificate of incorporation to increase the authorized capital stock of the Company to 100,000,000 shares, consisting of _____ shares of Common Stock and _____ shares of Preferred Stock of which 1,217,930 shares will be designated as Series A Preferred Stock.

         The Common Stock is listed for trading on NASDAQ/NMS under the symbol "ACCB". The transfer agent and registrar for the Common Stock is Continental Stock Transfer and Trust Company.

COMMON STOCK

         The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. The holders of Common Stock do not have cumulative voting rights. Subject to any preferential rights held by holders of the Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends as may be declared from time to time by the Company Board out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock will be entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of outstanding Preferred Stock, if any. Holders of Common Stock do not have preemptive, conversion or redemption rights. All the issued and outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

         The Company Board, without further approval or action by the stockholders, is authorized to issue shares of Preferred Stock in one or more series and to fix as to any such series the dividend rate, redemption prices, preferences on liquidation or dissolution, sinking fund terms, if any, conversion rights, voting rights and any other preference or special rights and qualifications. Issuances of Preferred Stock may adversely affect the rights of holders of Common Stock. Holders of Preferred Stock might, for example, be entitled to preference in distributions to be made to stockholders upon the liquidation, dissolution or winding up of the Company. In addition, holders of Preferred Stock might enjoy voting rights that limit, qualify or adversely affect the voting rights of holders of Common Stock. Such rights of the holders of one or more series of Preferred Stock might include the right to vote as a class with respect to the election of directors, major corporate transactions or otherwise, or the right to vote together with the holders of Common Stock with respect to any such matter. The holders of Preferred Stock might be entitled to cast multiple votes per share. The issuance of Preferred Stock could have the effect of delaying, deferring, or preventing a change in control of the Company without further action by the stockholders. The Company has no present plans to issue any shares of Preferred Stock, other than the Series A Preferred Stock.

SERIES A PREFERRED STOCK

         Voting Rights. The Series A Preferred Stock will be nonvoting, except with respect to (i) a change in the rights, preferences or privileges of the Series A Preferred Stock, (ii) a change in the number of authorized shares of Series A Preferred Stock, (iii) the issuance of securities senior to or on parity with the Series A Preferred Stock, (iv) the redemption of or payment of dividends with respect to the Common Stock, (v) the incurrence or guarantee of indebtedness by the Company or (vi) the approval of creation of a mortgage, pledge or security interest in all or substantially all of the Company's assets. The foregoing matters require the approval of a majority of the holders of Series A Preferred Stock.

         Conversion Rights. Each share of Series A Preferred Stock will be convertible, at the option of the holder of such share, into one share of Common Stock, subject to anti-dilution adjustment. The Series A Preferred Stock will also be subject to automatic conversion into Common Stock upon the affirmative vote of at least a majority of the Series A Preferred Stock.

         Redemption. Upon 90 days prior written notice from the holders of more than 50% of the Series A Preferred Stock delivered to the Company not earlier than November 1, 1999, the Company will be required to redeem the Series A Preferred Stock for a cash payment of $4.5159 per share plus accrued but unpaid dividends (the "Redemption Price"). The Company will have the right, at its sole option and discretion and upon 30 days prior written notice, to redeem all of the Series A Preferred Stock for the Redemption Price on April __, 2000. Less than all of the Series A Preferred Stock may be redeemed on a pro rata basis with the consent of a majority of the holders of the Series A Preferred Stock.

         Dividends. Holders of Series A Preferred Stock will be entitled to receive, as and when declared by the Company's Board, cumulative compounding dividends at the dividend rate of 10% per year of the original issue price per share of the Series A Preferred Stock. Dividends accumulated on the Series A Preferred Stock are to be declared by the Company Board and paid in cash upon the redemption of the Series A Preferred Stock or in shares of Common Stock upon the conversion of the Series A Preferred Stock.

ANTITAKEOVER PROVISIONS

         The Certificate of Incorporation and the By-laws of the Company (i) provide for three classes of directors on the Company Board from which directors may only be removed by Stockholders for cause; (ii) generally provide that only a majority of the Company Board shall have the authority to fill vacancies on the Company Board; (iii) restrict the right to amend certain provisions of the Certificate of Incorporation and By-laws; (iv) restrict the right of stockholders to call annual meetings; (v) establish an advance notice procedure regarding the nomination of directors by stockholders and stockholder proposals to be brought before an annual meeting; and (vi) authorize the Company Board to issue preferred stock without further stockholder approval. These provisions are designed to encourage any person who desires to take control of and/or acquire the Company to enter into negotiations with the Company Board, thereby making more difficult the acquisition of the Company by means of a tender offer, a proxy contest or other non-negotiated means. In addition to encouraging any person intending to attempt a takeover of the Company to negotiate with the Company Board, these provisions also curtail such person's use of a dominant equity interest to control any negotiations with the Company Board. Under such circumstances, the Company Board may be better able to make and implement reasoned business decisions and protect the interests of all of the Company's stockholders.

         Classified Board. The Certificate of Incorporation provides for the Company Board to be divided into three classes serving staggered terms so that directors' initial terms will expire at the 1997, 1998 or 1999 annual meeting of stockholders, and that starting with the 1997 annual meeting of the Company's stockholders, one class of directors will be elected each year for a three-year term. See "MANAGEMENT OF THE COMPANY -- Directors and Executive Officers." The classes will be as nearly equal in number as possible. The classification of directors makes it more difficult for a significant stockholder to change the composition of the Company Board in a relatively short period of time and, accordingly, provides the Company Board and stockholders time to review any nomination that a significant stockholder may make and to pursue alternative courses of action which it believes are fair to all the stockholders of the Company.

         Removal of and Filling Vacancies on the Company Board. The Certificate of Incorporation provides that, subject to any rights of the holders of any class or series of the capital stock of the Company entitled to vote generally in the election of directors, only a majority vote of the members of the Company Board then in office, although less than a quorum, shall have the authority to fill any vacancies on the Company Board, including vacancies created by an increase in the authorized number of directors. Moreover, because the Certificate of Incorporation provides for a classified board, Delaware law provides that the stockholders may remove a member of the Company Board only for cause and the Certificate of Incorporation requires the affirmative vote of the holders of at least 80% of the voting power of all the then-outstanding shares of the voting stock of the Company, voting together as a single class, to remove a member of the Company Board. These provisions relating to removal and filling of vacancies on the Company Board of the Company preclude stockholders from enlarging the Company Board or removing incumbent directors and filling vacancies with their own nominees.

         Amendment of the Certificate of Incorporation and Company By-laws. The Certificate of Incorporation contains provisions requiring the affirmative vote of the holders of at least 80% of the voting power of the Common Stock entitled to vote generally in the election of directors to amend certain provisions of the Certificate of Incorporation and Company By-laws (including certain of the provisions discussed above). These provisions make it more difficult for stockholders to make changes in the Certificate of Incorporation or Company By-laws, including changes designed to facilitate the exercise of control over the Company.

         Annual Meetings. The Company By-laws provide that annual meetings of stockholders can be called only by the Chairman of the Board, the Vice Chairman of the Board, the President or any Vice President, the Secretary or by the Company Board. Stockholders are not permitted to call an annual meeting but may, upon a written request by stockholders owning a majority in amount of the entire capital stock of the Company issued and outstanding and entitled to vote, require that any of the foregoing call an annual meeting of stockholders. These provisions prohibit a significant stockholder from authorizing stockholder action without a meeting at which all stockholders would be entitled to participate.

         Nominations of Directors and Stockholder Proposals. The Company By-laws establish an advance notice procedure with regard to the nomination other than by, or at the direction of, the Company Board of candidates for election as directors (the "Nomination Procedure") and with regard to stockholder proposals to be brought before an annual meeting of stockholders (the "Business Procedure"). The Nomination Procedure provides that only persons who are nominated by, or at the direction of, the Company Board, or by a stockholder of the Company entitled to vote for the election of directors who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, are eligible for election as directors of the Company. The Business Procedure provides that to be properly brought before an annual meeting, business must be specified in the notice of the annual meeting given by or at the direction of the Company Board or brought before the meeting by, or at the direction of, the Company Board or by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before such meeting. To be timely, notice for nominations or stockholder proposals must be received by the Company not less than 60 days prior to the annual meeting; provided, however, that in the event that less than 70 days notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by a stockholder, to be timely, must be received no later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made, whichever first occurs. In addition to the foregoing requirements, the proxy rules under the Exchange Act set forth certain requirements, including stockholder eligibility, timing and attendance requirements, which must be satisfied in order for a stockholder proposal to be included in the Company's proxy statement and form of proxy. These requirements under the Exchange Act may differ from those set forth under the Nomination Procedure or the Business Procedure.

         Under the Nomination Procedure, notice to the Company from a stockholder who proposes to nominate a person at an annual meeting for election as a director must contain certain information about that person so nominated, including age, business and residence addresses, principal occupation, the class and number of shares of Common Stock beneficially owned, and such other information as would be required to be included in a proxy statement soliciting proxies for the election of the proposed nominee, and certain information about the stockholder proposing to nominate that person. Under the Business Procedure, notice relating to a stockholder proposal must contain certain information about such proposal and about the stockholder who proposes to bring the proposal before the meeting, including the class and number of shares of Common Stock beneficially owned by such stockholder. If the officer of the Company presiding at the meeting determines that a person was not nominated in accordance with the Nomination Procedure, or that other business was not brought before the meeting in accordance with the Business Procedure, such person is not eligible for election as a director, or such business is not to be conducted as such meeting, as the case may be.

         The purpose of the Nomination Procedure is, by requiring advance notice of nomination by stockholders, to afford the Company Board a meaningful opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Company Board, to inform stockholders about such qualifications. The purpose of the Business Procedure is, by requiring advance notice of stockholder proposals, to provide a more orderly procedure for conducting annual meetings of stockholders and, to the extent deemed necessary or desirable by the Company Board, to provide the Company Board with a meaningful opportunity to inform stockholders, prior to such meetings, of any proposal to be introduced at such meetings, together with any recommendation as to the Company Board's position or belief as to action to be taken with respect to such proposal, so as to enable stockholders better to determine whether they desire to attend such meeting or grant a proxy to the Company Board as to the disposition of any such proposal. Although the Company By-laws do not give the Company Board any power to approve or disapprove stockholder nominations for the election of directors or any other proposal submitted by stockholders, the Company By-laws may have the effect of precluding a nomination for the election of directors or precluding the conducting of business at a particular stockholder meeting if the proper procedures are not followed, and may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company, even if the conduct of such solicitation or such attempt might be beneficial to the Company and its stockholders.

         Issuance of Preferred Stock. The Certificate of Incorporation authorizes the Company Board to issue preferred stock, without further stockholder approval, which could have dividend, redemption, liquidation, conversion, voting or other rights that could adversely affect the voting power and other rights of holders of Common Stock. The ability of the Company Board to issue preferred stock could have the effect of delaying, deferring, or preventing a change in control of the Company without further action by the stockholders.

                         SHARES ELIGIBLE FOR FUTURE SALE

         In March 1997, the stockholders of the Company, at an Annual Meeting, approved and ratified two stock option plans of the Company - the Incentive Plan and the Amended and Restated 1996 Non-employee Directors' Stock Option Plan (the "Directors' Plan"). The Company is authorized to issue options to purchase up to an aggregate of 2,000,000 shares of Common Stock under the Incentive Plan and options to purchase an aggregate of 250,000 shares of Common Stock under the Directors' Plan. As of October 20, 1997, the Company had outstanding options to purchase an aggregate of 965,900 shares under the Incentive Plan and options to purchase an aggregate of 120,000 shares under the Directors' Plan. As a result of the Merger, all outstanding options will become fully vested. Holders of Common Stock could experience dilution in earnings per share in the event that a large number of options are exercised. Furthermore, the Company expects to register the resale of the shares of Common Stock issuable upon the exercise of options granted under the Incentive Plan and the Directors' Plan, which registration would allow such shares to be freely tradeable in the public market immediately following exercise of such options, subject to certain volume limitations for options exercised by directors and executive officers of the Company.

         In addition, at the Effective Time, each outstanding option to purchase Hayes Common Stock (the "Hayes Options") granted under the Hayes Stock Option Plan, adopted on June 4, 1996, as amended effective October 22, 1996 (the "Hayes Option Plan"), and each warrant to purchase Hayes capital stock (collectively the "Hayes Warrants") will be assumed by the Company in accordance with the terms of such option or warrant, and converted into rights to purchase shares of the Company's Securities. Hayes Options and Hayes Warrants for 5,690,074 shares and 1,851,560 shares of Common Stock, respectively, will be assumed by the Company. At the Effective Time, Hayes Options to purchase 1,597,664 shares of Company Common Stock and Hayes Warrants to purchase 1,851,560 shares of Company Common Stock will be exercisable. Holders of Common Stock could experience dilution in earnings per share in the event that a large number of Hayes Options or Hayes Warrants of options are exercised. The Company expects to register the resale of the shares of Common Stock issuable upon the exercise of the Hayes Options and the Hayes Warrants, which registration would allow such shares to be freely tradeable in the public market immediately following exercise of such Hayes Options and Hayes Warrants, subject to certain volume and other limitations for Hayes Options and Hayes Warrants, by directors and executive officers of the Company following the Merger. See "THE MERGER - Interests of Certain Persons in the Merger."

         The Company may use shares of its Common Stock to acquire assets, technology, license rights and/or other companies to develop and expand its product lines. Future issuances of Common Stock in connection with such acquisitions could, individually or in the aggregate, adversely affect the market price of the Common Stock.


                              PLAN OF DISTRIBUTION

         After the effectiveness of the registration statement of which this Prospectus is a part, the Selling Shareholder will sell the Shares through brokerage firms yet to be selected. The sales of the Shares will be made in accordance with the terms of the Purchase Agreement. The Purchase Agreement provides that the Selling Shareholder can sell up to 251,852 shares of Common Stock (50% of the Shares) on or prior to May 15, 1998 and any of the Shares, including the remaining 251,852 shares (50% of the Shares), after May 15, 1998. The Selling Shareholder intends to sell the Shares as soon as practicable during the periods permitted under the Purchase Agreement, provided there is a favorable market price of the Common Stock of the Company at the time of each contemplated sale.

                                  LEGAL MATTERS

         The law firm of Morrison Cohen Singer & Weinstein, LLP, New York, New York, has acted as counsel to the Company in connection with this offering and will render an opinion as to the legality of the securities being offered hereby.


                                     EXPERTS

         The consolidated financial statements of the Company and its subsidiaries for the year ended July 31, 1997 and 1996, and for each of the three years in the period ended July 31, 1996 included in this Prospectus and the related Financial Statement Schedule have been audited by Deloitte &
Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

         The consolidated financial statements of Hayes and its subsidiaries as of December 31, 1995 and 1996 and for the years ended September 30, 1994 and 1995, the three months ended December 31, 1995 and the year ended December 31, 1996 included in this Prospectus have been audited by Coopers & Lybrand L.L.P., independent accountants, as stated in their report appearing herein and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


ACCESS BEYOND, INC. AND SUBSIDIARIES AUDITED FINANCIAL STATEMENTS:
    Independent Auditors' Report..................................................       F-2
       Consolidated Statements of Operations for each of the years ended
           July 31, 1997, 1996 and 1995...........................................       F-3
       Consolidated Balance Sheets as of July 31, 1997 and 1996...................       F-4
       Consolidated Statements of Cash Flows for each of the three years
         ended July 31, 1997, 1996 and 1995.......................................       F-5
       Consolidated Statements of Stockholders' Equity for each of the
         three years ended July 31, 1997, 1996 and 1995...........................       F-6
       Notes to Consolidated Financial Statements for the years ended
         July 31, 1997, 1996 and 1995.............................................    F-7-18

HAYES
    Consolidated Financial Statements of Hayes:
       Independent Accountant's Report............................................      F-19
       Consolidated Balance Sheets as of December 31, 1995 and 1996
         and June 30, 1997 (unaudited)............................................      F-20
       Consolidated Statements of Operations for the years ended
         September 30, 1994 and 1995, the three months ended December 31, 1995, the year ended December 31, 1996, and the six months ended June 30, 1996
         and 1997 (unaudited).....................................................      F-21
       Consolidated Statements of Stockholders' Equity (Deficit) for the years ended September 30, 1994 and 1995, the three months ended December 31,
         1995, the year ended December 31, 1996 and the six months ended
         June 30, 1997 (unaudited)................................................      F-22
       Consolidated Statements of Cash Flows for the years ended
         September 30, 1994 and 1995, the three months ended December 31, 1995, the year ended December 31, 1996, and the six months ended June 30, 1996
         and 1997 (unaudited).....................................................      F-23
       Notes to Consolidated Financial Statements.................................   F-24-37

INDEPENDENT AUDITORS' REPORT




Board of Directors and Shareholders
Access Beyond, Inc.
Gaithersburg, Maryland


         We have audited the accompanying consolidated balance sheets of Access Beyond, Inc. and subsidiaries (the successor company to Penril DataComm Networks, Inc.) as of July 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended July 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Access Beyond, Inc. and subsidiaries as of July 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1997 in conformity with generally accepted accounting principles.



         Deloitte & Touche LLP


Washington, D.C.
August 29, 1997 (September 15, 1997 as to Note 11)

                      ACCESS BEYOND, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                          YEAR ENDED JULY 31,
                                                   ----------------------------------
                                                     1997         1996         1995
                                                   --------     --------     --------
NET REVENUES FROM CONTINUING OPERATIONS            $ 18,000     $ 39,435     $ 52,611

COSTS AND EXPENSES
  Cost of revenues                                   11,999       22,409       29,394
  Selling, general and administrative                12,887       18,611       18,765
  Product development and engineering                 6,164        7,389        7,438
  Merger related expenses                             4,077          500           --
  Write-down of assets                                  864           --           --
  Provision for restructuring costs                     238        9,718           --
  Amortization of cost over net assets acquired          --          734          834
                                                   --------     --------     --------
                                                     36,229       59,361       56,431

OPERATING LOSS FROM CONTINUING
OPERATIONS                                          (18,229)     (19,926)      (3,820)

OTHER INCOME (EXPENSE)
  Interest income                                       380           --           --
  Interest expense                                     (200)        (698)      (1,228)
  Other: settlement of lawsuit                        3,547           --           --
  Other income (expenses), net                          612          (44)        (144)
                                                   --------     --------     --------
                                                      4,339         (742)      (1,372)

LOSS FROM CONTINUING OPERATIONS
Before Income Taxes                                 (13,890)     (20,668)      (5,192)
  Benefit For Income Taxes                               --           --          578
                                                   --------     --------     --------
LOSS FROM CONTINUING OPERATIONS                     (13,890)     (20,668)      (4,614)

INCOME (LOSS) FROM DISCONTINUED OPERATIONS,
  net of income taxes                                    --          404       (1,661)
LOSS ON DISPOSAL OF DISCONTINUED OPERATIONS,
  net of income taxes                                (3,735)        (640)      (1,400)
                                                   --------     --------     --------

NET LOSS                                           $(17,625)    $(20,904)    $ (7,675)
                                                   ========     ========     ========

NET INCOME (LOSS) PER COMMON AND
  COMMON EQUIVALENT SHARE
  Continuing operations                            $  (1.16)    $  (2.14)    $  (0.61)
  Discontinued operations                                --         0.04        (0.22)
  Loss on disposal of discontinued operations         (0.31)       (0.07)       (0.19)
                                                   --------     --------     --------
                                                   $  (1.47)    $  (2.17)    $  (1.02)
                                                   ========     ========     ========

Shares used in per share calculation                 11,956        9,650        7,559
                                                   ========     ========     ========

THE CONSOLIDATED FINANCIAL STATEMENTS OF ACCESS BEYOND, INC. INCLUDE THE FINANCIAL INFORMATION OF PENRIL DATACOMM NETWORKS, INC. FOR THE PERIODS PRIOR TO NOVEMBER 18, 1996 WHEN ACCESS BEYOND, INC. WAS SPUN-OFF FROM PENRIL DATACOMM NETWORKS, INC. SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                      ACCESS BEYOND, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS EXCEPT SHARE AMOUNTS)

                                                                                        JULY 31,
                                                                                 ---------------------
                                                                                   1997         1996
                                                                                 --------     --------
                                                  ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                                        $    578     $  4,237
Accounts receivable, less allowance for doubtful
     accounts of $215 in 1997 and $554 in 1996                                      3,050        7,044
Inventories                                                                         5,678        9,684
Deferred income taxes                                                                  --        1,700
Net assets of discontinued operations                                                  --        7,337
Other current assets                                                                  167          249
                                                                                 --------     --------
TOTAL CURRENT ASSETS                                                                9,473       30,251

Property and equipment, net                                                         3,484        2,457
Other assets                                                                          949        1,072
                                                                                 --------     --------
TOTAL ASSETS                                                                     $ 13,906     $ 33,780
                                                                                 ========     ========


                                    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term borrowings                                                            $     --     $  4,000
Current portion of capital lease obligations                                          287          272
Accounts payable                                                                    3,458        6,076
Accrued compensation and commissions                                                  630        1,347
Other accrued expenses                                                              1,467        1,758
                                                                                 --------     --------
TOTAL CURRENT LIABILITIES                                                           5,842       13,453

Long-Term portion of capital lease obligations                                        456          633
Other Noncurrent Liabilities                                                          297        1,479
                                                                                 --------     --------
TOTAL LIABILITIES                                                                   6,595       15,565
                                                                                 --------     --------

Commitments and Contingencies (See Note 7)                                             --           --

SHAREHOLDERS' EQUITY
 Serial preferred stock, $.01 par value; authorized,
  100,000 shares; issued, none                                                         --           --
 Common stock, $.01 par value; authorized, 30,000,000
  shares; issued and outstanding, 12,495,291 shares in 1997
  and 10,849,647 shares in 1996                                                       125          109
 Additional paid-in capital                                                        46,431       39,837
Accumulated deficit                                                               (39,206)     (21,581)
 Accumulated foreign currency translation adjustment                                  (39)        (150)
                                                                                 --------     --------
TOTAL SHAREHOLDERS' EQUITY                                                          7,311       18,215
                                                                                 --------     --------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                       $ 13,906     $ 33,780
                                                                                 ========     ========

THE CONSOLIDATED FINANCIAL STATEMENTS OF ACCESS BEYOND, INC. INCLUDE THE FINANCIAL INFORMATION OF PENRIL DATACOMM NETWORKS, INC. FOR THE PERIODS PRIOR TO NOVEMBER 18, 1996 WHEN ACCESS BEYOND, INC. WAS SPUN-OFF FROM PENRIL DATACOMM NETWORKS, INC. SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                      ACCESS BEYOND, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                         Year Ended July 31,
                                                                  ----------------------------------
                                                                    1997         1996         1995
                                                                  --------     --------     --------
CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES
   loss from operations                                           $(13,890)    $(20,668)    $ (4,614)

   Adjustments to reconcile net loss to
      net cash provided by operating activities:
       Depreciation and amortization                                 1,269        3,452        4,418
       Benefit from deferred taxes                                      --           --         (578)
       Provision for restructuring costs                               238        9,718           --
       Other                                                            20          (93)          25
   (Increase) decrease in assets:
       Accounts receivable                                           1,406        6,477        2,508
       Inventories                                                     559         (472)       1,122
       Other current assets                                             19          529         (287)
   Increase (decrease) in liabilities:
       Accounts payable                                             (1,093)      (2,080)       1,792
       Other liabilities                                              (793)        (731)        (291)
                                                                  --------     --------     --------
Net cash provided by (used in) continuing operating activities     (12,265)      (3,868)       4,095

CASH FLOWS FROM DISCONTINUED OPERATIONS
    Proceeds from the sale of discontinued operations                5,411           --           --
   Loss from discontinued operations                                (3,735)        (236)      (3,061)
   Non-cash charges and changes in working capital                  (1,809)      (2,832)         285
   Provision for loss on disposal of discontinued operations         3,735          640        1,400
                                                                  --------     --------     --------
Net cash provided by (used in) discontinued operations               3,602       (2,428)      (1,376)

Net cash used in provided by (used in) operations                   (8,663)      (6,296)       2,719

CASH FLOWS FROM INVESTING ACTIVITIES
   Expenditures for purchased technology                              (352)        (800)      (1,049)
   Expenditures for property, equipment and other                     (714)        (747)        (417)
                                                                  --------     --------     --------
Net cash used in investing activities                               (1,066)      (1,547)      (1,466)

CASH FLOWS FROM  FINANCING ACTIVITIES
   Net borrowings under line of credit                                  --       (1,095)       1,870
   Payments on long-term debt                                         (282)      (5,210)      (3,300)
   Issuance of common stock                                          6,241       17,486           74
   Other                                                               111          (93)          94
                                                                  --------     --------     --------
Net cash provided by (used in) financing activities                  6,070       11,088       (1,262)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR               4,237          992        1,001
                                                                  --------     --------     --------

CASH AND CASH EQUIVALENTS  AT THE END OF THE YEAR                 $    578     $  4,237     $    992
                                                                  ========     ========     ========

SUPPLEMENTAL INFORMATION
   Cash payments for income taxes                                 $     --     $     20     $    113
                                                                  ========     ========     ========
   Cash payments for interest                                     $    200     $    783     $  1,103
                                                                  ========     ========     ========


THE CONSOLIDATED FINANCIAL STATEMENTS OF ACCESS BEYOND, INC. INCLUDE THE FINANCIAL INFORMATION OF PENRIL DATACOMM NETWORKS, INC. FOR THE PERIODS PRIOR TO NOVEMBER 18, 1996 WHEN ACCESS BEYOND, INC. WAS SPUN-OFF FROM PENRIL DATACOMM NETWORKS, INC. SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                      ACCESS BEYOND, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                FOR THE YEARS ENDED JULY 31, 1997, 1996 AND 1995
                       (IN THOUSANDS EXCEPT SHARE AMOUNTS)

                                                           COMMON STOCK        ADDITIONAL                   RETAINED
                                                    ------------------------    PAID-IN        UNEARNED     EARNINGS      CURRENCY
                                                      SHARES        AMOUNT      CAPITAL      COMPENSATION   (DEFICIT)    ADJUSTMENT
                                                    ---------    -----------  -----------    ------------   ---------    ----------
BALANCE AUGUST 1, 1994                              7,442,368    $     74     $    21,720    $       (16)   $   6,998    $     (196)
  Net loss                                                                                                     (7,675)
  Issuance of common stock-
   Upon exercise of stock options                      33,067           1              73
   Upon exercise of warrants                           80,000           1             194
  For acquisition of patent rights                     50,000           1             118
  Shares retired in connection with
   options, warrants, and awards                      (62,620)         (1)           (194)            16
  Deferred tax benefit from exercise of options            --                         473
  Foreign currency translation adjustment                  --                                                                   136
                                                   ----------    --------     -----------    -----------    ---------    ----------
BALANCE JULY 31, 1995                               7,542,815          76          22,384             --         (677)          (60)
  Net loss                                                                                                    (20,904)
  Issuance of common stock-
   Upon sale in private placements                  2,607,267          26          14,718
   Upon exercise of stock options                     687,284           7           2,735
   Upon exercise of warrants                           25,000          --              --
  Shares retired in connection
   with options, warrants and awards                  (12,719)         --              --
  Foreign currency translation adjustment                  --                                                                   (90)
                                                   ----------    --------     -----------    -----------    ---------    ----------
BALANCE JULY 31, 1996                              10,849,647         109          39,837             --      (21,581)         (150)
  Net loss                                                 --                                                 (17,625)
  Issuance of common stock-
   Upon exercise of stock options                   1,124,951          11           6,124
   Upon sale of stock                                  16,989          --             115
 For purchase of technology from Paradyne             503,704           5           1,695
 For the effect of the merger of Penril and Bay
   Networks, and the spin-off of Access Beyond             --          --          (1,340)
 Foreign currency translation adjustment                                                                                         111
                                                   ----------    --------     -----------    -----------    ---------    ----------
BALANCE JULY 31, 1997                              12,495,291    $    125     $    46,431    $        --    $ (39,206)   $      (39)
                                                   ==========    ========     ===========    =========      =========    ==========

THE CONSOLIDATED FINANCIAL STATEMENTS OF ACCESS BEYOND, INC. INCLUDE THE FINANCIAL INFORMATION OF PENRIL DATACOMM NETWORKS, INC. FOR THE PERIODS PRIOR TO NOVEMBER 18, 1996 WHEN ACCESS BEYOND, INC. WAS SPUN-OFF FROM PENRIL DATACOMM NETWORKS, INC. SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                      ACCESS BEYOND, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JULY 31, 1997, 1996 AND 1995


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         EFFECTS OF THE SPIN-OFF AND MERGER TRANSACTIONS: Access Beyond, Inc. ("Access Beyond" or "the Company") was incorporated on July 23, 1996, and filed a Form S-1 Registration Statement with the Securities and Exchange Commission which became effective October 17, 1996. On November 18, 1996 Penril DataComm Networks, Inc. ("Penril") distributed a dividend to its stockholders of record, one share of common stock of Access Beyond for each share of Penril common stock held. Penril transferred all of the assets and liabilities of Penril's remote access business to Access Beyond before becoming a wholly owned subsidiary of Bay Networks, Inc.("Bay") on November 18, 1996. As the successor company to Penril, Access Beyond retains the historical financial information of Penril through November 18, 1996, when Penril was merged into Bay. For accounting purposes, the disposition of the modem business, as a result of the merger agreement with Bay, has been accounted for as a reduction of paid in capital.

         On November 18, 1996 Penril transferred all of its remote access business assets and liabilities to Access Beyond as part of its spin-off of Access Beyond. Assets and liabilities related to the modem business remained with Penril and Penril became a wholly-owned subsidiary of Bay as part of the Merger Agreement with Bay. Revenues from the modems prior to the sale of the modem business to Bay were $4.2 million in fiscal 1997. Under the terms of the Merger Agreement with Bay, assets and liabilities related to the modem business that were acquired by Bay included the following at the date of the closing.

=========================================================================================
(In thousands of dollars)                                              November 18, 1996
=========================================================================================
Assets:
     Accounts receivable, net                                                    $ 2,542
     Inventory, net                                                                2,740
     Deferred tax asset                                                            1,700
     Other assets                                                                    761
-------------------------------------------------------------- --------------------------
Total Assets                                                                       7,743
-------------------------------------------------------------- --------------------------
Liabilities:
     Line of credit                                                              $ 4,000
     Accounts payable                                                              1,525
     Other liabilities                                                               887
-------------------------------------------------------------- --------------------------
Total Liabilities                                                                  6,412
-------------------------------------------------------------- --------------------------
Net assets related to the modem  business                                        $ 1,331
============================================================== ==========================


         As a result of the merger with Bay, the Company paid performance and severance payments to certain employees. In addition, the Company incurred investment banking, legal and consulting fees. The total merger related expenses were approximately $4.1 million.

         BUSINESS: The company is in the business of developing and marketing products which enable local remote or mobile users to access network resources (remote access business).

         PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated.

         CASH AND CASH EQUIVALENTS: The Company considers cash on hand, deposits in banks, and highly liquid investments with an original maturity of three months or less as cash and cash equivalents.

         FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying values of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the short maturities of such instruments. Capital lease obligations are carried at amounts approximating fair values based on current rates offered to the Company for debt with similar collateral and guarantees, if any, and maturities.

         INVENTORIES: Inventories are stated at the lower of cost (first-in, first-out method) or market. The inventories include the cost of material and, when applicable, labor and manufacturing overhead. During the fourth quarter of fiscal 1997 as a result of the introduction of the new AB2400/4400 product line, the Company reviewed its reserve for obsolescence of VCS and CSX product inventory. Based on this review, the Company recorded a charge of $864,000. The following table shows the detail in the inventory account for the years ending July 31, 1997 and 1996.

     --------------------------------------------------------------------
     (in thousands of dollars)                     1997             1996
     --------------------------------------------------------------------
     Raw Materials and
        component parts                         $ 3,433          $ 5,823
     Work in process                                 42              541
     Finished goods                               2,203            3,320
     ====================================================================
     Total inventories                          $ 5,678          $ 9,684
     ====================================================================

         PROPERTY, EQUIPMENT, AND DEPRECIATION: Additions to property and equipment are recorded at cost. The Company provides depreciation for financial reporting purposes using primarily the straight-line method over the estimated useful lives of the assets which range from 3 to 10 years. Leasehold improvements are amortized over the term of the related lease or their estimated useful lives, whichever is shorter. The following table shows the detail in property, equipment and depreciation for the years ending July 31:

--------------------------------------------------------------------------------------
(in thousands of dollars)                 Useful lives         1997            1996
--------------------------------------------------------------------------------------
Machinery, and equipment                    3-5 years         $ 7,385         $10,875
Purchased software and technology            3 years            6,544           5,486
Leasehold improvements                      3-5 years             949             879
--------------------------------------------------------------------------------------
Total property and equipment, at cost                          14,878          17,240
Less accumulated depreciation and
    amortization                                             (11,394)        (14,783)
======================================================================================
Total property and equipment, net                             $ 3,484         $ 2,457
======================================================================================


         REVENUE RECOGNITION: Revenues are recognized at the time of shipment of the product or performance of product-related services. Revenues from the license of product technology is recorded upon delivery of the technology specification and the fulfilment of the other material obligations.

         ACCOUNTING ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         IMPAIRMENT OF LONG-LIVED ASSETS: During fiscal 1996, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of", which requires the Company to review long-lived assets, certain identifiable intangibles, and goodwill related to those assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. As a result of events occurring in the fourth quarter of fiscal 1996, the Company decided to restructure and refocus its remaining business. Due to these events, the Company determined that the Excess of Costs over Net Assets Acquired would not be recoverable, and a charge of $4,952,000 was taken in the fourth quarter of fiscal 1996 against the carrying value of this asset.

         INCOME TAXES: Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. A valuation allowance is established to reduce deferred tax assets to the amount expected to be realized.

         EARNINGS PER SHARE: Earnings per share for the three years ended July 31, 1997 are calculated based on the weighted average common shares outstanding.

         SOFTWARE DEVELOPMENT COSTS: Certain acquired software development costs are being amortized over their estimated economic life, principally five years, commencing when each product is available for general release. Internal software development are expensed as incurred, except those costs applicable to third party contracts.

         STOCK-BASED COMPENSATION: Effective August 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." The Company has elected to continue to account for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, pro forma net income and earnings per share information has been presented in Note 7 as required under SFAS 123.

         RELATED PARTY TRANSACTIONS: As described in Note 5, the Company entered into a consulting agreement with Henry Epstein, the former CEO of Penril.

         In November 1996, John Howard was appointed as a member of the Board of Directors of the Company. Mr. Howard is the brother of Ronald A. Howard, President and CEO of the Company.

         CONCENTRATION OF RISK: Material and components for the Company's products are purchased from outside suppliers. While most components are available from several suppliers, a few are provided from sole-source vendors. The Company believes that in most cases alternative sources could be obtained within a reasonable time period; however, an interruption in the supply of such components could have a temporary adverse effect on the Company's operations.

         NEW ACCOUNTING PRONOUNCEMENTS: During fiscal 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 128, 129, 130, and 131. These statements establish standards for computing and presenting earnings per share, disclosing information about an entity's capital structure, reporting and displaying comprehensive income and its components in financial statements, and reporting information about operating segments in annual financial statements, respectively. Each of these statements are effective for financial statements for periods beginning after December 15, 1997. The effect of adopting these statements in fiscal 1998 is not deemed to be material.

         RECLASSIFICATIONS: Certain reclassifications have been made to prior period consolidated financial statements to conform to the July 31, 1995 presentation.

2.       RESTRUCTURING

         In the fourth quarter of fiscal 1996, Penril took actions to strategically restructure its business to improve Penril's financial performance. The restructuring included a plan to focus Penril's business operations on the remote access server and remote connectivity markets ("Remote Access") and away from the data transmission markets. As a result of this plan Penril recorded a charge of $9,718,000 in the fourth quarter of fiscal 1996 and the Company recorded a charge of $238,000 in the fourth quarter of fiscal 1997. These charges were for the following costs.

         a. The excess of costs over the fair value of net assets acquired through the Datability, Inc. acquisition in fiscal 1993, was related to data transmission techniques and, due to the restructuring plan, has no net realizable value. Accordingly the remaining book value of $4,952,000 was written off in fiscal 1996.

         b. A charge of $2,339,000 was taken for the write-off of inventory and fixed assets related to the data transmission business. In fiscal 1997 an additional charge of $238,000 was taken for the write-off of inventory related to the data transmission business, and substantially all inventory related to the data transmission business was disposed of.

         c. A charge of $1,012,000 was taken for contractual obligations and settlement costs incurred for leased facilities in Carlstadt, New Jersey, Hong Kong and Malaysia. Under the restructuring plan the Hong Kong and Malaysia facilities were vacated at the end of fiscal 1996, and substantially all of the leased space in the Carlstadt, New Jersey facility was vacated. As of July 31, 1997 a provision of $300,000 remained for the future contractual obligations and settlement costs associated with the Carlstadt, New Jersey facility.

         d. A charge of $979,000 was taken for computer software related to the data transmission business that was capitalized in accordance with FAS86, which had no realizable value under the restructuring plan. In fiscal 1997 the remaining book value of this computer software was written off.

         e. A charge of $436,000 was taken for severance costs associated with employees terminated in connection with the restructuring plan. All costs associated with these terminations were paid in fiscal 1997.

3.       DISCONTINUED OPERATIONS

         In fiscal 1995, the Board of Directors decided to sell Technipower, Inc. ("TPI"), a subsidiary manufacturing uninterruptible power supplies and power regulating equipment. In October 1996, the Company completed the sale of TPI business for $1,591,000 in cash and a $2,750,000 note. As of July 31, 1997, a balance of $980,000 remained unpaid on the note which was due July 31, 1997. The Company reserved the unpaid balance of this note with a charge of $980,000 to loss on disposal of discontinued operations.

         In fiscal 1996, the Board of Directors decided to sell Electro-Metrics, Inc. ("EMI"), a subsidiary manufacturing test equipment and systems for analysis of electromagnetic interference and communications security including applications in satellite communications. In June 1997, the Company completed the sale of the EMI business to EMI Holding Corp. (the "Borrower"), for $2,000,000 in cash, $1,500,000 in subordinated term notes, and $500,000 in warrants. The subordinated term notes include a $1,000,000 note with payments of principal and interest to be made in seven (7) quarterly installments of $50,000 each, beginning on June 30, 1997, and one final installment together with accrued interest being due on June 30, 1999. Interest on the $1,000,000 note is at 3% above the highest interest rate being charged to the Borrower by the Borrower's principal bank lender ("Bank Rate"). The remaining subordinated term note of $500,000 accrues interest at 2% above the Bank Rate, accruing from June 30, 1997 and payable in monthly installments beginning on July 1, 1999. The principal shall be paid in one (1) installment on June 30, 2002. The warrants are exercisable on June 30, 2002, wherein the Borrower issues to the Company shares of preferred stock of the Borrower equal to 19.678% of the shares of the Borrower outstanding immediately after the exercise of these warrants.

          In accordance with the Securities and Exchange Commissions Staff Accounting Bulletin No. 81, "Gain Recognition on the Sale of a Business or Operating Assets to a Highly Leveraged Entity", a provision was charged to Loss from Disposal of Discontinued Operations for the outstanding balance of the subordinated term notes and warrants at July 31, 1997 of $1,950,000. The Company fully expects to collect these notes and warrants, however the repayments will be recorded as income when received due to the highly leveraged structure of the Borrower. As a result, the Company recorded a loss on the disposition of the EMI business of approximately $2.8 million.

         The following table sets forth the selected financial data of both discontinued operations for the three years ended July 31, 1997, 1996 and 1995:

--------------------------------------------------------------------------------
(in thousands of dollars)                       1997         1996         1995
--------------------------------------------------------------------------------
Revenues                                     $ 4,743      $10,469       $8,960
================================================================================
Income (loss) from operations,
    net of  income taxes                          --          404       (1,661)
--------------------------------------------------------------------------------
Loss on disposal, net of income taxes         (3,735)        (640)      (1,400)
--------------------------------------------------------------------------------
Total loss from discontinued
    operations                               $(3,735)  $     (236)   $  (3,061)
================================================================================
Depreciation and amortization               $    153   $      431    $    415
================================================================================
Capital expenditures                        $    114   $      275    $    245
================================================================================


         The Company disposed of both TPI and EMI operations through the sale of the subsidiary companies net assets. Therefore at July 31, 1997 there were no identifiable assets or income tax benefits for either discontinued operation.

4.       FINANCING

         BANK FINANCING: On November 18, 1996, pursuant to the Spin-off and Merger transactions, Bay assumed the $4,000,000 outstanding line of credit which the Company had prior to the transaction. As of July 31, 1997, the Company had no line of credit with its principal bank.

5.       LONG-TERM OBLIGATIONS

         The accompanying Consolidated Statements of Operations include net rental expense for the fiscal years 1997, 1996, and 1995 of $1,103,000, $1,673,000 and $1,941,000 respectively. At July 31, 1997, the aggregate future minimum rental commitments under all noncancelable operating lease agreements are as follows:

-----------------------------------------------------------------------------------------
                                              Gross             Rental               Net
For the Years  Ending July 31,               Rental               from            Rental
(in thousands of dollars)               Commitments          Subleases       Commitments
-----------------------------------------------------------------------------------------
1998                                         $1,841             $1,011           $   830
1999                                          1,678                 87             1,591
2000                                            855                 --               855
2001                                            671                 --               671
2002                                            106                 --               106
=========================================================================================
                                             $5,151             $1,098            $4,053
=========================================================================================

          As described more fully in Note 7, the Company entered into an agreement with Hibbing Electronics Corporation ("Hibbing") in March 1997 which allows Hibbing to use certain of the Company's leased manufacturing equipment. Capital lease obligations at July 31, 1997 and 1996 consisted of:

----------------------------------------------------------------------------
(in thousands of dollars)                                  1997        1996
----------------------------------------------------------------------------
Capital leases                                            $ 743       $ 905
  less current portion                                     (287)       (272)
============================================================================
Long-term capital lease obligations                       $ 456       $ 633
============================================================================

      On November 18, 1996, the Company entered into a noncancelable four (4) year consulting agreement with Henry Epstein/d.b.a. Ideonics, former CEO and chairman of the board of Penril, which has a minimum commitment of $137,500 per year.

6.    INCOME TAXES

      In November 1996, as a result of the merger of Penril DataComm Networks, Inc. with Bay Networks, Inc., all federal net operating losses and general business and other tax credits of Penril DataComm Networks, Inc., of approximately $15.2 million and $1.2 respectively remained with Penril after the Spin-off of the Company.

      The following table sets forth the differences between the tax provision (benefit) from continuing operations calculated at the statutory federal income tax rate and the actual tax benefit for the fiscal years ended July 31, 1996 and 1995 for Penril:

                                                                 AS OF JULY 31,
       ------------------------------------------------------------------------------
       (amounts in thousands of dollars)                    1996              1995
       ------------------------------------------------------------------------------
       Tax provision at federal statutory rate              $(7,027)        $(1,724)
       Amortization of non-deductible intangibles              1,931             283
       State & foreign taxes, net of federal benefit         (1,137)           (218)
       Change in valuation allowance                           6,093           1,134
       Other                                                     140            (53)
                                                       ------------------------------
       Income tax benefit                                     $   --        $  (578)
       ------------------------------------------------------------------------------

      The primary components of the temporary differences which give rise to Penril's net deferred tax asset at July 31, 1996 are shown below:

                                                             AS OF JULY 31,
       ----------------------------------------------------------------------
                                                                  1996
       ------------------------------------------------------------------------
       Deferred tax assets:
         Reserves and other contingencies                           $1,500
         Depreciation and amortization                                  65
         Restructuring Reserve                                       1,859
         Net operating loss                                          6,780
         General Business and other tax credits                      1,248
         Loss on discontinued operations                               546
         Valuation reserve                                          (9,837)
       ----------------------------------------------------------------------
         Total deferred tax assets                                   2,161
       Deferred tax liabilities
         Amortization of technologies                                 (461)
       ----------------------------------------------------------------------
       Net deferred tax assets                                      $1,700
       ----------------------------------------------------------------------

      Access Beyond, Inc., will file its first tax return for the period from November 18, 1996 until the end of the fiscal year ended July 31, 1997. Deferred income taxes reflect the net tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and the amounts reported for income tax purposes. Significant components of the Company's deferred income tax liabilities and assets are shown in the following table.

-------------------------------------------------------------------------
(in thousands of dollars)                                  July 31, 1997
-------------------------------------------------------------------------
Deferred Tax Assets:
           Reserves and other contingencies                  $       721
           Note receivable reserves                                1,137
           Net operating losses                                    5,247
           Excess tax depreciation over book                          65
-------------------------------------------------------------------------
Net deferred tax assets                                            7,170
Valuation Allowance                                               (7,170)
=========================================================================
Net Deferred Tax Assets Reported                             $         -
=========================================================================

     No income tax provision or benefit was recorded in fiscal 1997.

     The reconciliation of the effective income tax rates to the Federal statutory rate is as follows:


                                             July 31, 1997
                                             -------------
              Statutory federal rate             -34.0%
              State income taxes,
                net of federal income
                tax benefit                       -1.6%
              Transaction Merger                 -13.7%
              Miscellaneous                        2.5%
              Change in valuation
                allowance                         46.8%
                                             -------------
              Effective tax rates                  0.0%
                                             =============

         At July 31, 1997 the Company had a net operating loss carryforward (including EMI and TPI) of approximately $13.8 million which expires in 2012. The Company has made no income tax payments for the year ended July 31, 1997.

7.       COMMITMENTS AND CONTINGENCIES

         PENDING TRANSACTION: On July 29, 1997, the Company entered into an Agreement and Plan of Reorganization (the "Merger Agreement") with Hayes Microcomputer Products, Inc. Under the terms of the Merger Agreement with Hayes Microcomputer Products (the "Hayes Merger"), Hayes will become a wholly owned subsidiary of the Company and the shareholders of Hayes at the time the Merger becomes effective will own approximately 79% of the outstanding equity securities of the Company. The Company will amend its certificate of incorporation to (i) change its name to Hayes Communications Inc., (ii) increase the number of authorized shares of capital stock, and (iii) create Series A Preferred Stock and the Board of Directors of the Company will be increased to seven members, five of whom will be designated by the Hayes shareholders. The transaction is subject to regulatory and the Company's stockholders' approval and certain conditions to closing as set forth in the Hayes Agreement. At the time of the consummation of the merger, the Company is responsible for payment of the investment banking fees of approximately $ 1.0 million and for change of a control payment of $437,500 to Ronald Howard (president of the Company).

         Possible loss of Hawk Technology: On May 2, 1997, the Company and Paradyne Corporation, A Delaware corporation ("Paradyne"), entered into the 2290 Remote Access Gateway ("Hawk") Technology Transfer Agreement (the "Technology Agreement") pursuant to which Paradyne (i) transferred to the Company technology relating to certain open remote dial access cards (in the form of a comprehensive set of specifications, technical information, hardware and software)(the "Hawk Technology"), (ii) sold to the Company certain inventory, tools and equipment used in the application of the Hawk Technology to develop and manufacture products, ("Hawk Products") which include the Hawk Technology,
(iii) licensed to the Company certain intellectual property in connection with the Hawk Technology, and (iv) agreed to provide the Company with technical, engineering, manufacturing and marketing support, for an aggregate purchase price of 503,704 shares of the Common Stock (the "Paradyne Shares"), and $425,000 in cash. The shares of Common Stock were valued at the fair value at date of issuance, approximately $1.7 million. The Company and Paradyne also entered into a Stock Purchase Agreement, dated as of May 2, 1997 (the "Purchase Agreement"), pursuant to which the Company sold and issued the Paradyne Shares to Paradyne. Pursuant to the Purchase Agreement, the Company is required to register the Paradyne Shares for Paradyne under the Securities Act within one hundred twenty (120) days after the closing, with the right to extend such date by 60 days, under certain circumstances.

         Paradyne's transfer of Hawk Technology, license of Intellectual Property and, to a certain extent, the inventory of Hawk Product are subject to an "Unwind" provision in the Technology Agreement. Paradyne may elect to rescind the Technology Agreement if the Company (a) fails to timely register the Paradyne Shares or (b) fails to use its best efforts to maintain the effectiveness of the registration statement, and does not cure such failure within 30 days after Paradyne gives written notice. Such election would result in the termination of the license of the Intellectual Property, the transfer of the Hawk Technology and unsold Hawk Products to Paradyne, and the return to the Company of the value of the consideration paid, subject to certain adjustments.

         HIBBING AGREEMENT: In March 1997, the Company entered into an agreement with Hibbing Electronics Corporation in which Hibbing manufactures and sells printed circuit card products to the Company. Under the Agreement, Hibbing has the right to use the lower level of the Company's Gaithersburg, Maryland facility as well as certain equipment needed for the manufacturing process. Hibbing pays the Company 50% of the monthly rent and utilities associated with the facility and pays the current installment amounts on the manufacturing equipment that Hibbing uses and that the Company leases. This agreement expires August 31, 1998 at which time Hibbing shall have the option to purchase all of the equipment covered under the agreement and the Company will assign all right, title, and interest in the covered leases and equipment to Hibbing in exchange for Hibbing's agreement to pay and perform the Company's obligations under those leases.

         LEGAL PROCEEDINGS: The Company initiated a lawsuit in December 1994 against Network Systems Corporation ("NSC") for breach of contract, fraudulent inducement and defamation. The suit is seeking specific performance, compensatory damages of $2,000,000 and punitive damages of $5,000,000. The litigation arises out of a contract in which the Company agreed to develop certain computer hardware and software to NSC's specifications. NSC subsequently brought a counterclaim alleging negligent misrepresentation, fraud and breach of contract by the Company. NSC is seeking recision of the contract, restitution of monies paid by NSC to the Company, compensatory damages of $5,000,000 and punitive damages in an unspecified amount. As of July 31, 1997, the Company was in discussions with NSC.

         In 1993 the Company initiated a lawsuit against Standard Microsystems Corp. ("SMC") for breach of contract including failure to transfer technology, unfair competition and false representations. In September 1996, the Company and SMC agreed to drop the charges of false representation and settle the contractual dispute. In October 1996, the Company received from SMC, in settlement of the litigation, $3,500,000 cash, net of legal payments.

         Digital Equipment Corporation ("DEC") has claimed, through a series of written communications, that the Company has violated DEC patents related to DEC LAT technology. In August 1997, the Company and DEC entered into an license agreement including a specific release whereby the Company acquired a non-exclusive license to develop, manufacture, and market specified products which are compatible with Digital's LAT technology.

         The Company is involved in other routine litigation.

         Management believes none of the litigation will have a material adverse effect on the Company's financial position or results of operations.

8.       SHAREHOLDERS' EQUITY

         COMMON STOCK: In the first quarter of fiscal 1997, as part of the Spin-off and Merger with Bay described in Note 1, Penril issued 1,124,951 shares of its common stock in connection with the accelerated vesting of Penril's outstanding employee stock options and non-employee stock options. Penril received approximately $6,135,000 from the exercise of those options. Also prior to the Spin-off and Merger with Bay, Penril issued 16,989 shares of its common stock to Ronald Howard for $115,000. Subsequently, Penril issued 11,991,587 shares of the Company's common stock in a stock dividend which is described more fully in Note 1, and completed the Spin-off and Merger with Bay. The Company's common stock began trading on the NASDAQ on November 18, 1996. A summary of stock option transactions for Penril during the three years ended July 31, 1997 is as follows:

---------------------------------------------------------------- ------------------------ -----------------------
                                         1986 Incentive Plan         Directors' Plan       1995 Incentive Plan
                                         -------------------         ---------------       -------------------
                                         Number       Average      Number      Average      Number     Average
                                           of          Price         of         Price         of        Price
                                         Shares      Per Share     Shares     Per Share     Shares    Per Share
------------------------------------------------------------------------------------------------------------
Outstanding August 1, 1994             1,037,419       $4.15       204,000      $3.64         --      $
                                                                                                         --
Granted                                  348,000       $3.12        18,000      $3.25         --         --
Exercised                               (33,067)       $2.23            --         --         --         --
Canceled                               (233,617)       $4.15            --         --         --         --

------------------------------------------------------------------------------------------------------------
Outstanding July 31, 1995              1,118,735       $3.89       222,000      $3.61         --         --
------------------------------------------------------------------------------------------------------------
Granted                                  494,000       $7.34        18,000      $5.69     70,000      $6.77
Exercised                              (539,284)       $4.02     (148,000)      $3.87         --         --
Canceled                               (110,500)       $4.32            --         --         --         --

------------------------------------------------------------------------------------------------------------
Outstanding July 31, 1996                962,951       $5.54        92,000      $3.59     70,000      $6.77
------------------------------------------------------------------------------------------------------------
Exercised                              (962,951)       $5.54      (92,000)      $3.59   (70,000)      $6.77
============================================================================================================
Outstanding July 31, 1997                     --          --            --         --         --         --
============================================================================================================


         EMPLOYEE STOCK OPTIONS AND STOCK AWARDS: On November 18, 1996, the Company adopted the 1996 Long Term Incentive Plan (the "1996 Plan"). Under the 1996 Plan, which will terminate on November 18, 2006, awards may be granted to key employees of the Company and its subsidiaries in one or more of the following forms: (i) Incentive Stock Options; (ii) Non-qualified Stock Options; and (iii) a combination of the foregoing. The option price per share of any option granted under the 1996 Plan is the fair market value of a share of Common Stock on the date the option is granted. No option will be exercisable more than ten years from the date of grant and vest over three years. An aggregate of 2,000,000 shares of the Company's common stock were reserved for issuance at July 31, 1997

         NON-EMPLOYEE DIRECTOR STOCK OPTIONS: On November 18, 1996, the Company adopted the 1996 Non-Employee Directors' Stock Option Plan ("Directors Plan"). Under the Directors Plan an option to purchase 25,000 shares is automatically granted to each non-employee director on the first day of his initial term. In addition, options to purchase 5,000 shares are automatically granted to each non-employee director on the fifth business day after the Annual Report on Form 10-K is filed with the Securities and Exchange Commission. The option price per share of any option granted under the Directors Plan is the fair market value of a share of Common Stock on the date the option is granted. No option will be exercisable more than ten years from the date of grant and vest over three years. An aggregate of 250,000 shares were reserved for issuance under the Directors Plan at July 31, 1997.

         A summary of the stock option transactions for the Company for the year ended July 31, 1997 is as follows (amounts in thousands):

------------------------------------------------------------------------------------------
                                    1996 Long Term Incentive         Directors' Plan
                                               Plan
                                       Number        Average        Number      Average
                                         of           Price           of         Price
                                       Shares       Per Share       Shares    Per Share
-----------------------------------------------------------------------------------------
Granted                                 1,469,000       $6.08      100,000         $7.74
Canceled                                (100,000)       $6.63           --            --
=========================================================================================
Outstanding at July 31, 1997            1,369,000       $6.04      100,000         $7.74
=========================================================================================

         CHANGE OF CONTROL PROVISION: In the case of a "change in control" of the Company, an option holder will generally have the right, commencing at least five days prior to the "change in control" and subject to any other limitation on the exercise of the option in effect on the date of exercise, to immediately exercise any options in full to the extent not previously exercised, without regard to any vesting limitations.

         SFAS NO. 123: For the purposes of following pro forma disclosures required by SFAS No. 123, the estimated fair value of the options is expensed in the year that the options are granted using the Black-Scholes option valuation model. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restriction and are fully transferable. In addition, option valuation models, such as Black-Scholes model, require the input of highly subjective assumptions including the expected stock price volatility which are subject to change from time to time. For this reason, and because SFAS No. 123 fair value-based method of accounting has not been applied to options granted prior to August 1, 1995, the resulting pro forma compensation costs are not necessarily indicative of costs to be expected in future years.

         In preparing the pro forma information, the following assumptions were made: risk-free weighted average interest rate was 5.5%; volatility factors of the expected market price of the Company's common stock of 61.12% in fiscal 1997 and 86.2% for Penril's common stock in fiscal 1996, and option lives of less than 12 months for both years. The following pro forma information has been prepared as if the Company had accounted for its employee stock options using the fair value-based method of accounting established by SFAS No. 123.

-----------------------------------------------------------------------------
                                               For the year ended July 31,
(Dollars in thousands, except per share)             1997            1996
----------------------------------------------------------------------------
Net loss from continuing operations:
    As reported                                    ($13,890)      ($20,668)
    Pro forma                                      ($16,138)      ($21,954)
Loss per share from continuing operations:
    As reported                                      ($1.16)        ($2.14)
    Pro forma                                        ($1.35)        ($2.28)
============================================================================

         SERIAL PREFERRED STOCK: The Company's Serial Preferred Stock may be issued in one or more series. The shares of any series may be convertible into Common Stock, may have priority over Common Stock in the payment of dividends and in the distribution of assets in the event of liquidation or dissolution of the Company, and may have preferential or other voting rights, all as determined by the Board of Directors at the time it approves the series.

         WARRANTS: In March, 1987, Henry D. Epstein joined Penril as President and Chief Executive Officer and was issued Class A warrants to purchase 400,000 shares of Penril's Common Stock at $2.23 per share and Class B warrants to purchase 80,000 shares of Penril's Common Stock at $2.34 per share. Mr. Epstein exercised 220,000 Class A warrants in January 1993, 80,000 Class A warrants in January 1994 and 100,000 Class A warrants in February 1994. In February 1995, Mr. Epstein exercised all 80,000 Class B warrants. All exercises were accomplished by delivery of shares previously held.

         In October 1992, Penril issued a warrant to purchase 166,000 shares of common stock at $4.50 per share, the fair market value on the date of issuance, to Coast Federal Savings Bank ("Coast") in settlement of a law suit brought against the Company. In addition, Penril issued Class E warrants to purchase 25, 000 shares of common stock at $3.625 per share, the fair market value on the date of issuance, to Mr. Henry Epstein in consideration for Mr. Epstein, in his capacity as a stockholder of Penril, assisting Penril in settling the litigation with Coast. The Coast warrant expired June 7, 1995. The Class E warrants were exercised subsequent to July 31, 1995.

9.       RETIREMENT AND SAVINGS PLAN

         On November 18, 1996, the Company adopted the Penril Retirement and Savings Plan as part of the Spin-off and Merger transaction with Bay described in Note 1. The Company's Retirement and Savings Plan ("401(k) Plan") is a defined contribution plan including provisions of section 401(k) of the Internal Revenue Code. Employees of the Company who have completed 90 days of service ("Participants") are eligible to participate in the 401(k) Plan. The 401(k) Plan permits, but does not require, the Company to match employee contributions. In addition, the Company may make discretionary contributions to the 401(k) Plan which will be allocated to each Participant based on the ratio of such Participant's eligible compensation to the total of all Participants' eligible compensation. Amounts contributed by the Company vest as to 30% after 1 year of eligible service, 60% after 2 years of eligible service and 100% after 3 years of eligible service. Participants may elect to direct the investment of their contributions in accordance with the provisions of the 401(k) Plan. The Company made matching contributions of $46,000 in fiscal 1997 and Penril made matching contributions of $61,000 and $45,000 during fiscal 1996 and 1995, respectively. There were no additional Company contributions in any year. The Company provides no post-employment or post-retirement benefits.

10.      GEOGRAPHIC AREA INFORMATION

         The Company's foreign operations for fiscal 1997 consisted principally of sales and marketing activities through its Access Beyond, Ltd subsidiary located in the United Kingdom. Certain information, including the effect of intercompany transactions, relating to the Company's operations on a geographic basis for the year ending July 31, 1997, and Penril's operations on a geographical basis for the years ending July 31, 1996, and 1995 are as follows:

   --------------------------------------------------------------------------------------------
   (in thousands of dollars)                                       1997        1996       1995
   --------------------------------------------------------------------------------------------

   REVENUES
   U.S. Revenue
       Domestic                                                 $ 10,724   $ 19,350   $ 26,190
   --------------------------------------------------------------------------------------------
       Exports:
           Europe                                                  1,993      8,808      9,326
           Pacific Rim                                             1,465      3,868      6,402
           Central and South America                                 973      2,393      3,487
           Other International                                     1,191      2,235      4,403
   --------------------------------------------------------------------------------------------
       Total Exports                                               5,622     17,304     23,618
   --------------------------------------------------------------------------------------------
   Total U.S. Revenue                                             16,346     36,654     49,808
   --------------------------------------------------------------------------------------------
   Revenue from foreign subsidiaries                               3,537      7,392      6,839
   Adjustments and eliminations                                  (1,883)    (4,611)     (4,036)
   ============================================================================================
   Total Revenues                                               $ 18,000   $ 39,435   $ 52,611
   ============================================================================================

   Income (loss) from continuing operations before taxes
   U.S.                                                         $(13,726)  $(20,267)   $(5,143)
   Foreign                                                          (457)      (531)       688
   Eliminations                                                       293        130      (737)
   ============================================================================================
   Total loss from continuing operations                        $(13,890)  $(20,668)   $(5,192)
   ============================================================================================

   Identifiable Assets
   U.S.                                                           $12,785  $ 31,325    $ 40,946
   Foreign subsidiaries                                             1,121     2,455       3,441
   ============================================================================================
   Total Identifiable Assets                                      $13,906  $ 33,780    $ 44,387
   ============================================================================================

11.      SUBSEQUENT EVENTS

         On September 15, 1997, the Company received a commitment from a third party lending institution approving a working capital facility of $3,000,000 with borrowing based on qualified accounts receivable. Interest will be one half percentage point (1/2%) above the Reference Rate publicly announced by Norwest Bank. A fee of 1% of the total line and term loan commitment will be due and payable at closing and at each annual anniversary date thereafter. The facility will be for a two year period. In the event of the Hayes Merger, the Company may prepay the line of credit by providing the lender with sixty days written notice, and payment of the service charge (a monthly charge equal to the greater of $2,000 or 1/3% of the average daily outstanding balance on all loans) times the remaining months of the two year term. In all other cases the prepayment penalty will be equal to 3% of the total line commitment in the first year and 2% of the line commitment in all subsequent years thereafter.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Hayes Microcomputer Products, Inc. and Subsidiaries

     We have audited the accompanying consolidated balance sheets of Hayes Microcomputer Products, Inc. and subsidiaries as of December 31, 1995 and 1996 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended September 30, 1994 and 1995, the three months ended December 31, 1995, and the year ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hayes Microcomputer Products, Inc. and subsidiaries as of December 31, 1995 and 1996 and the results of their operations and their cash flows for the years ended September 30, 1994 and 1995, the three months ended December 31, 1995, and the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Atlanta, Georgia
April 30, 1997, except for
  Note 18, as to which the date
  is July 29, 1997.

              HAYES MICROCOMPUTER PRODUCTS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                                   DECEMBER 31,
                                                                -------------------     JUNE 30,
                                                                 1995        1996         1997
                                                                -------     -------     --------
                                                                                        (UNAUDITED)
Current assets:
  Cash and cash equivalents..................................   $ 2,435     $ 5,687     $  2,782
  Restricted cash............................................     3,501         594          519
  Accounts receivable, less allowance for doubtful accounts
     and product returns of $5,424 in 1995, $8,115 in 1996
     and $5,916 in 1997......................................    27,489      16,060       38,371
  Receivables from related parties...........................                 6,828        3,883
  Inventories................................................    38,304      25,422       34,891
  Refundable income taxes....................................     1,344          16
  Prepaid expenses and other current assets..................     2,187       4,437        4,601
                                                                -------     -------     --------
          Total current assets...............................    75,260      59,044       85,047
Property and equipment, net..................................     6,207       7,387        9,185
Computer software costs, net.................................       813         307
Land held for sale...........................................     6,139         328
Intangibles and other long-term assets.......................     3,277       2,149        6,689
                                                                -------     -------     --------
          Total assets.......................................   $91,696     $69,215     $100,921
                                                                =======     =======     ========
                         LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current debt...............................................   $11,134     $13,973     $ 31,501
  Accounts payable...........................................     4,307      10,414       28,043
  Amounts due to related parties.............................                 6,918        8,265
  Accrued liabilities........................................    34,549      23,221       22,083
  Income taxes payable.......................................                   864          926
                                                                -------     -------     --------
          Total current liabilities..........................    49,990      55,390       90,818
Long-term debt, less current.................................                 6,881        5,491
Liabilities subject to compromise............................    44,581
Other long-term liabilities..................................       137       1,203        1,577
                                                                -------     -------     --------
          Total liabilities..................................    94,708      63,474       97,886
Commitments and contingencies
Redeemable preferred stock, Series B, no par value,
  authorized 263,113 shares; issued and outstanding 263,113
  at June 30, 1997...........................................                              5,455
Stockholders' equity (deficit):
  Common stock, $.01 par value; authorized 100,000,000
     shares; issued and outstanding 17,328,479 shares at
     December 31, 1995 and 4,991,750 shares at December 31,
     1996 and June 30, 1997..................................       173          50           50
  Preferred stock, Series A, no par value, authorized
     10,000,000 shares; issued and outstanding 4,900,000
     shares at December 31, 1996 and June 30, 1997...........                35,000       35,000
  Paid-in capital............................................       496
  Accumulated deficit........................................    (4,299)    (30,312)     (38,147)
  Foreign currency translation adjustment....................       308       1,003          677
  Unrealized gain on marketable securities...................       310
                                                                -------     -------     --------
     Total stockholders' equity (deficit)....................    (3,012)      5,741       (2,420)
                                                                -------     -------     --------
          Total liabilities and stockholders' equity.........   $91,696     $69,215     $100,921
                                                                =======     =======     ========

  The accompanying notes are an integral part of these consolidated financial statements.

              HAYES MICROCOMPUTER PRODUCTS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                   THREE MONTHS                  SIX MONTHS    SIX MONTHS
                                    YEAR ENDED      YEAR ENDED        ENDED        YEAR ENDED       ENDED         ENDED
                                   SEPTEMBER 30,   SEPTEMBER 30,   DECEMBER 31,   DECEMBER 31,    JUNE 30,      JUNE 30,
                                       1994            1995            1995           1996          1996          1997
                                   -------------   -------------   ------------   ------------   -----------   -----------
                                                                                                 (UNAUDITED)   (UNAUDITED)
Net Sales.........................   $ 246,277       $ 269,155       $ 70,111       $257,452      $ 145,585     $  94,897
Cost of sales.....................     195,188         204,787         51,765        195,918        104,809        70,965
                                      --------        --------       --------       --------       --------      --------
     Gross profit.................      51,089          64,368         18,346         61,534         40,776        23,932
                                      --------        --------       --------       --------       --------      --------
Operating expenses:
  Sales and marketing.............      41,278          33,364          8,867         42,757         21,317        17,444
  General and administrative......      23,908          22,223          5,100         18,970          9,983         8,930
  Research and development........      16,153          10,713          2,281          9,640          4,549         5,981
  Amortization and write-off of
     intangibles..................       6,463           5,907
  Restructuring charges...........                                                     3,600
                                      --------        --------       --------       --------       --------      --------
     Total operating expenses.....      87,802          72,207         16,248         74,967         35,849        32,355
                                      --------        --------       --------       --------       --------      --------
Operating (loss) income...........     (36,713)         (7,839)         2,098        (13,433)         4,927        (8,423)
Interest expense, net.............      (1,928)         (6,605)        (1,807)        (5,056)        (2,994)       (2,375)
Gain on sale of investment........                                                       666                        1,315
Gain on sale of land..............                                                     8,153          8,153
Other income (expense), net.......       4,893           4,155            (24)         2,279          1,406         1,710
                                      --------        --------       --------       --------       --------      --------
     (Loss) income before unusual
       gain and income tax expense
       (benefit)..................     (33,748)        (10,289)           267         (7,391)        11,492        (7,773)
Unusual gain, patent infringement
  settlement......................       3,993
Reorganization expense............                       5,026          4,301          5,378          5,378
                                      --------        --------       --------       --------       --------      --------
     (Loss) income before income
       tax expense (benefit)......     (29,755)        (15,315)        (4,034)       (12,769)         6,114        (7,773)
Income tax expense (benefit)......      (1,689)           (932)           603            385            887            62
                                      --------        --------       --------       --------       --------      --------
     Net (loss) income............   $ (28,066)      $ (14,383)      $ (4,637)      $(13,154)     $   5,227     $  (7,835)
                                      --------        --------       --------       --------       --------      --------
Net (loss) income per share.......   $   (4.98)      $   (2.56)      $  (0.82)      $  (2.52)     $    0.70     $   (1.57)
                                      ========        ========       ========       ========       ========      ========

  The accompanying notes are an integral part of these consolidated financial statements.

              HAYES MICROCOMPUTER PRODUCTS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                                                                           FOREIGN     UNREALIZED       TOTAL
                            COMMON STOCK      PREFERRED STOCK               ACCUMULATED    CURRENCY      GAIN ON     STOCKHOLDERS'
                          -----------------   ----------------   PAID-IN     EARNINGS     TRANSLATION  MARKETABLE       EQUITY
                          SHARES    AMOUNT    SHARES   AMOUNT    CAPITAL     (DEFICIT)    ADJUSTMENT   SECURITIES     (DEFICIT)
                          -------  --------   -------  -------   --------   -----------   ----------   -----------   ------------
Balance September 30,
  1993..................   17,418  $    174                      $    998    $  42,787      $  166                     $ 44,125
  Stock repurchased from
    profit sharing......     (90)        (1)                         (502)                                                 (503)
  Net loss..............                                                       (28,066)                                 (28,066)
  Foreign currency
    translation.........                                                                       340                          340
                          -------      ----                         -----    ---------       -----
Balance September 30,
  1994..................   17,328  $    173                           496       14,721         506                       15,896
  Net loss..............                                                       (14,383)                                 (14,383)
  Foreign currency
    translation.........                                                                       (96)                         (96)
  Unrealized gain on
    securities held for
    sale................                                                                                  $ 266             266
                          -------      ----                         -----    ---------       -----     --------
Balance September 30,
  1995..................   17,328       173                           496          338         410          266           1,683
  Net loss..............                                                        (4,637)                                  (4,637)
  Foreign currency
    translation.........                                                                      (102)                        (102)
  Unrealized gain on
    securities held for
    sale................                                                                                     44              44
                          -------      ----                         -----    ---------       -----     --------
Balance December 30,
  1995..................   17,328       173                           496       (4,299)        308          310          (3,012)
  Net loss..............                                                       (13,154)                                 (13,154)
  Stock repurchased and
    retired.............  (1,737)       (17)                         (602)     (12,859)                                 (13,478)
  Preferred stock
    issued..............                        4,900  $35,000                                                           35,000
  Reverse split of
    common stock........  (10,599)     (106)                          106
  Foreign currency
    translation.........                                                                       695                          695
  Unrealized gain on
    securities held for
    sale................                                                                                   (310)           (310)
                          -------      ----     -----  --------     -----    ---------       -----     --------
Balance December 31,
  1996..................    4,992        50     4,900   35,000                 (30,312)      1,003                        5,741
  Net loss
    (unaudited).........                                                        (7,835)                                  (7,835)
  Foreign currency
    translation
    (unaudited).........                                                                      (326)                        (326)
                          -------      ----     -----  --------     -----    ---------       -----     --------
Balance June 30, 1997
  (unaudited)...........    4,992  $     50     4,900  $35,000   $           $ (38,147)     $  677        $            $ (2,420)
                          =======      ====     =====  ========     =====    =========       =====     ========

  The accompanying notes are an integral part of these consolidated financial statements.

              HAYES MICROCOMPUTER PRODUCTS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                         THREE MONTHS
                                          YEAR ENDED      YEAR ENDED        ENDED        YEAR ENDED
                                         SEPTEMBER 30,   SEPTEMBER 30,   DECEMBER 31,   DECEMBER 31,
                                             1994            1995            1995           1996
                                         -------------   -------------   ------------   ------------   SIX MONTHS     SIX MONTHS
                                                                                                          ENDED          ENDED
                                                                                                        JUNE 30,       JUNE 30,
                                                                                                          1996           1997
                                                                                                       -----------    -----------
                                                                                                       (UNAUDITED)    (UNAUDITED)
Cash flows from operating activities:
  Net (loss) income.....................   $ (28,066)      $ (14,383)      $ (4,637)      $(13,154)     $   5,227      $  (7,835)
                                            --------        --------       --------       --------       --------       --------
  Adjustments to reconcile net (loss)
    income to net cash (used in)
    provided by operating activities:
    Depreciation and amortization.......       5,795           5,989          1,301          4,799          1,769          3,198
    Amortization and write-off of
      intangibles.......................       6,463           5,543
    Provision for doubtful accounts
      receivable........................        (140)          2,390            (20)           345            173            (24)
    Provision for inventory
      write-downs.......................       3,832          12,727            575          5,440          2,217          2,002
    Deferred income taxes...............       3,034
    Gain on sale of investment..........                                                      (666)                       (1,315)
    Gain on sale of land................                                                    (8,153)        (8,153)
    Changes in assets and liabilities,
      net of effects of acquisition:
      Accounts receivable...............      (2,114)        (11,513)         6,079          4,256         (2,164)       (19,342)
      Inventories.......................     (18,448)          3,541           (161)         7,442         (4,593)       (11,471)
      Refundable income taxes...........      (3,741)          3,011                         1,328          1,328             16
      Prepaid expenses and other current
        assets..........................        (415)          1,043            (14)        (1,338)        (1,377)          (105)
      Accounts payable..................      25,448         (47,850)         1,057          6,107          6,211         17,629
      Amounts due to related parties....                                                     6,496          2,596          1,347
      Accrued liabilities...............       1,373           8,441          7,605        (10,464)       (10,875)        (1,138)
      Income taxes payable..............                                                                                      62
      Liabilities subject to
        compromise......................                      33,275          3,147        (44,581)       (44,581)
      Other long-term liabilities.......        (753)           (701)             3          1,066          1,429            374
                                            --------        --------       --------       --------       --------       --------
        Total adjustments...............      20,334          15,896         19,572        (27,923)       (56,020)        (8,767)
                                            --------        --------       --------       --------       --------       --------
        Net cash (used in) provided by
          operating activities..........      (7,732)          1,513         14,935        (41,077)       (50,793)       (16,602)
                                            --------        --------       --------       --------       --------       --------
Cash flows from investing activities:
  Capital expenditures..................      (4,915)         (1,805)          (453)        (5,028)        (1,113)        (1,916)
  Proceeds from sale of land............                                                    14,317         14,317
  Payment for acquisition of Cardinal,
    net of cash acquired of $3,057......                                                                                     (38)
  Proceeds from sale of investment......                                                       798                         1,431
  Proceeds from sale of property and
    equipment...........................                         759             73            782             85
  Changes in other long-term assets.....      (3,167)          2,636            189            333            561            699
  Changes in escrowed and restricted
    funds...............................                      (3,036)          (465)         2,907          2,078             75
                                            --------        --------       --------       --------       --------       --------
        Net cash provided by (used in)
          investing activities..........      (8,082)         (1,446)          (656)        14,109         15,928            251
                                            --------        --------       --------       --------       --------       --------
Cash flows from financing activities:
  Issuance of preferred stock...........                                                    35,000         35,000          5,455
  Payments on debt......................      (7,624)        (28,685)       (16,318)       (17,915)       (15,655)       (60,271)
  Proceeds from debt....................      26,256          26,266                        22,057         21,637         65,263
  Issuance of convertible notes.........                                                     6,000          6,000          4,000
  Repurchase of stock...................        (504)                                      (13,478)       (10,999)
  Payment of debt issuance costs........                        (618)          (625)        (2,139)        (1,614)          (675)
                                            --------        --------       --------       --------       --------       --------
        Net cash provided by (used in)
          financing activities..........      18,128          (3,037)       (16,943)        29,525         34,369         13,772
                                            --------        --------       --------       --------       --------       --------
Effect of exchange rate changes on
  cash..................................         340             (96)          (102)           695            349           (326)
                                            --------        --------       --------       --------       --------       --------
Net increase (decrease) in cash and cash
  equivalents...........................       2,654          (3,066)        (2,766)         3,252           (147)        (2,905)
Cash and cash equivalents at beginning
  of period.............................       5,613           8,267          5,201          2,435          2,435          5,687
                                            --------        --------       --------       --------       --------       --------
Cash and cash equivalents at end of
  period................................   $   8,267       $   5,201       $  2,435       $  5,687      $   2,288      $   2,782
                                            --------        --------       --------       --------       --------       --------
Supplemental information:
  Interest paid.........................   $     896       $   3,221       $  1,203       $ 11,811      $   8,084      $   1,286
  Income taxes paid.....................           3              15              7            658            233             62

  The accompanying notes are an integral part of these consolidated financial statements.

              HAYES MICROCOMPUTER PRODUCTS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (INFORMATION SUBSEQUENT TO DECEMBER 31, 1996 IS UNAUDITED)
                                 (IN THOUSANDS)

1.  NATURE OF BUSINESS AND PLAN OF REORGANIZATION

     Hayes Microcomputer Products, Inc. ("Hayes") along with its wholly owned subsidiaries (collectively, the "Company"), is engaged in the development, production and marketing of telecommunications equipment and software and sells primarily to personal computer and peripheral distributors and resellers.

  Reorganization

     On November 15, 1994, Hayes filed a petition for relief under Chapter 11 of the United States Bankruptcy Code due to its inability to pay its debts on a current basis. Under Chapter 11, certain claims against the debtor in existence prior to the filing of the petition for relief under the federal bankruptcy laws were stayed while the Debtor continued business as a debtor-in-possession ("DIP"). These claims were reflected in the consolidated December 31, 1995 balance sheet as liabilities subject to compromise.

     Hayes filed amended and restated plans of reorganization, the most recent dated February 9, 1996 (the "Plan"). The Plan was confirmed by the U.S. Bankruptcy Court on March 8, 1996 and became effective on April 16, 1996. From November 1994 through April 1996, the Company operated as the DIP. The Plan provided for the payment in full of all prepetition creditors on the effective date, plus interest on such creditors' claims, except where such creditors have agreed to accept payments over a period of time. Funding of the plan was provided through three major sources. First, pursuant to an agreement and plan of merger dated April 12, 1996 (the "Agreement") and entered into by and between Rinzai Limited ("ACMA"), Kaifa Technology (H.K.) Limited, Rolling Profit Holdings, Ltd., Lao Hotel (H.K.), Limited, Saliendra Pte Ltd., and S.P. Quek Investments Pte. Ltd. (collectively, the "Investors"), certain subsidiaries were created by the investors which collectively contributed $35.0 million and merged with Hayes. The Investors received preferred stock representing a 49 percent voting interest in the Company. Second, the Company entered into an agreement with The CIT Group/Credit Finance, Inc. ("CIT") to borrow up to a total of $64.5 million through three separate debt instruments collateralized by the Company's intellectual property, certain equipment, and accounts receivable and inventory balances. Third, pursuant to the Plan, the Company sold certain parcels of real property classified as land held for sale on the accompanying consolidated balance sheets.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The consolidated financial statements include the accounts of Hayes Microcomputer Products Inc. and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation. The Company's investments in 20 to 50 percent owned companies in which it has the ability to exercise significant influence over operating and financial policies are accounted for on the equity method. Accordingly, the Company's share of the earnings of these companies and any realized gains and losses are included in the consolidated statements of operations. Investments in other companies are carried at cost. The cost of securities sold is based on the specific identification method.

     Effective October 1, 1995, the Company changed its year end from September 30 to December 31. Certain reclassifications have been made to prior period financial statements in order to conform to the 1996 presentation.

  Interim Financial Statements

     The interim financial data as of and for the six months ended June 30, 1996 and 1997 is unaudited; however, in the opinion of the Company's management, the interim data includes all adjustments, consisting

              HAYES MICROCOMPUTER PRODUCTS, INC. AND SUBSIDIARIES only of normal recurring adjustments necessary for a fair statement of results for the interim period. The interim period results of operations are not necessarily indicative of results for the entire year.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

  Cash and Cash Equivalents and Restricted Cash

     The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Restricted cash at December 31, 1996 and at June 30, 1997 is based on a Bankruptcy Court mandate to escrow funds. Restricted cash at December 31, 1995 is based on the Company's previous debt facility requirements.

  Inventories

     Inventories are stated at the lower of cost (first-in, first-out) or market and include labor and related manufacturing overhead. Market with respect to raw materials is replacement cost and for work in process and finished goods is net realizable value. Inventories are presented net of the reserve for obsolescence.

  Property and Equipment

     Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated for financial reporting purposes using the straight-line method based on the estimated useful life of the assets (three to five years). Leasehold improvements are depreciated over the shorter of the lease term or useful life.

     Maintenance and repairs are charged to expense as incurred. Upon sale, retirement or other disposition of these assets, the cost and the related accumulated depreciation are removed from the respective accounts and any gain or loss on the disposition is included in the consolidated statements of operations

  Computer Software Costs

     In accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," the Company capitalizes costs incurred for the development of computer software to be sold. Costs are capitalized upon the establishment of technical feasibility of the product. Capitalized costs are being amortized based on current and future projected revenues for each product with an annual minimum equal to the straight-line amortization over the five year estimated economic useful life of the product.

  Intangibles and Other Long-Term Assets

     The Company evaluates the recoverability of all long-lived assets including related intangible assets and goodwill based upon a comparison of discounted estimated future cash flows from the related operations with the then corresponding carrying values of those assets. Realizability of non-related goodwill is evaluated based on non-discounted future cash flow and operating income.

     Intangible assets consist principally of purchased software and goodwill which is being amortized using the straight-line method over five years and ten years, respectively. Accumulated amortization was $11.7 million, $12.2 million and $12.4 million at December 31, 1995 and 1996 and at June 30, 1997, respectively.

              HAYES MICROCOMPUTER PRODUCTS, INC. AND SUBSIDIARIES

  Revenue Recognition

     The Company's policy is to record revenue upon shipment of related goods to customers. Sales to certain distributors are under terms which allow for those distributors to receive price protection based on future price reductions. Some sales made to distributors allow limited rights of return. The Company provides an allowance for returns and price reductions based on historical experience.

  Income Taxes

     Income taxes have been provided using the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under SFAS 109, deferred tax liabilities and assets are determined based on temporary differences between the bases of certain assets and liabilities for income tax and financial reporting purposes. The differences are primarily attributable to reserves on inventory and accounts receivable. Future tax benefits, such as net operating loss carryforwards, are recognized to the extent that realization of such benefits is more likely than not. The effect of a change in the valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset in future years would be included in income in that period.

  Advertising

     All advertising costs are expensed when incurred. Advertising expenses were approximately $11.1 million, $9.9 million, $3.4 million and $18.0 million for the years ended September 30, 1994 and 1995, the three months ended December 31, 1995, and the year ended December 31, 1996, respectively.

  Foreign Currency Translation

     The financial statements of subsidiaries of the Company outside the United States are measured using the local currency as the functional currency. Translation adjustments result from the process of translating those subsidiaries' financial statements from functional currency into U.S. dollars. Translation adjustments are reported separately and accumulated in a separate component of equity. Assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet dates. Income and expense items are translated at monthly weighted average rates.

  Future Adoption of Recently Issued Accounting Standards

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"), No. 130, "Reporting Comprehensive Income" ("SFAS 130"), No. 129, "Disclosure of Information About Capital Structure" ("SFAS 129"), and No. 128, "Earnings Per Share" ("SFAS 128"). SFAS 131 specifies revised guidelines for determining an entity's operating segments and the type and level of financial information to be disclosed. SFAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS 129 provides increased disclosure about an entity's capital structure, and SFAS 128 specifies the computation, presentation, and disclosure requirements for earnings per share. These standards are effective for periods ending after December 15, 1997.

     The Company believes that the impact of these standards, when adopted, will not have a material impact on the Company's consolidated financial statements.

              HAYES MICROCOMPUTER PRODUCTS, INC. AND SUBSIDIARIES

3.  DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

  Cash Equivalents

     The Company estimates that the fair value of cash equivalents approximates carrying value due to the relatively short maturity of these instruments.

  Notes Payable

     The Company estimates that the fair value of notes payable approximates carrying value based upon its effective current borrowing rate for issuance of debt with similar terms and remaining maturities.

  Liabilities Subject to Compromise

     The Company estimates that the fair value of prepetition liabilities approximates carrying value based upon its effective borrowing rate for issuance of debt with similar terms and remaining maturities.

4.  SUPPLEMENTAL BALANCE SHEET INFORMATION

     Inventories consist of:

                                                             DECEMBER 31,
                                                          -------------------      JUNE 30,
                                                           1995        1996          1997
                                                          -------     -------     -----------
                                                                    (IN THOUSANDS)(UNAUDITED)
    Raw materials.......................................  $18,781     $ 9,199       $12,304
    Work in process.....................................    3,728       4,728         3,106
    Finished goods......................................   15,795      11,495        19,481
                                                          -------     -------       -------
                                                          $38,304     $25,422       $34,891
                                                          =======     =======       =======

     Property and equipment consists of:

                                                             DECEMBER 31,
                                                          -------------------      JUNE 30,
                                                           1995        1996          1997
                                                          -------     -------     -----------
                                                                    (IN THOUSANDS)(UNAUDITED)
    Machinery and equipment.............................  $17,939     $19,735       $18,731
    Data processing equipment...........................   14,164      15,069        15,509
    Furniture and fixtures..............................    6,585       6,662         6,447
    Leasehold improvements..............................    4,427       4,738         3,813
    Construction in progress............................       42         448           691
                                                          -------     -------       -------
                                                           43,157      46,652        45,191
    Less accumulated depreciation and amortization......  (36,950)    (39,265)      (36,006)
                                                          -------     -------       -------
                                                          $ 6,207     $ 7,387       $ 9,185
                                                          =======     =======       =======

              HAYES MICROCOMPUTER PRODUCTS, INC. AND SUBSIDIARIES

     Accrued liabilities consist of:

                                                             DECEMBER 31,
                                                          -------------------      JUNE 30,
                                                           1995        1996          1997
                                                          -------     -------     -----------
                                                                    (IN THOUSANDS)(UNAUDITED)
    Accounts payable....................................  $ 7,394     $ 8,444       $ 2,470
    Payroll and benefits................................    4,827       2,643         2,027
    Vendor obligations..................................      777       2,348         2,348
    Restructuring.......................................                2,058        10,881
    Professional fees...................................    7,571         333           537
    Interest............................................    6,383
    Promotional and marketing...........................    2,901       1,497           891
    Other...............................................    4,696       5,898         2,929
                                                          -------     -------       -------
                                                          $34,549     $23,221       $22,083
                                                          =======     =======       =======

5.  WRITE-OFF OF INTANGIBLES

     In accordance with the Company's policy, management assessed the value of the goodwill that was recorded as a result of the July 1989 acquisition of Practical Peripherals, Inc., a computer products manufacturer with operations in Thousand Oaks, California. As a result of changes in events and circumstances related to the business, management determined that the goodwill should be reduced significantly given the expected value that would be derived from these intangible assets in the future. The Company recorded a charge to write-off goodwill totaling $5.5 million in the year ended September 30, 1995.

6.  RESTRUCTURING

     In September 1996, the Company announced the closure of its Thousand Oaks, California operations. During the year ended December 31, 1996, the Company recorded a restructuring charge of $3.6 million related to exiting these operations. The restructuring charge consists of the following items:

                                                                         (IN THOUSANDS)
        Lease obligation...............................................      $1,700
        Employee severance.............................................         965
        Equipment disposals............................................         705
        Other..........................................................         230
                                                                             ------
                                                                             $3,600
                                                                             ======

     At December 31, 1996, the remaining restructuring reserve totaled $3.3 million of which $2.1 million is included in accrued liabilities and $1.2 million is included in other long-term liabilities. In addition, cost of sales for the year ended December 31, 1996 includes $2.4 million of additional inventory obsolescence charges associated with the termination of products produced at the Thousand Oaks facility and the resulting disposal of excess inventory. At June 30, 1997, the remaining restructuring reserve totaled $1.9 million of which $500,000 is included in accrued liabilities and $1.4 million is included in other long-term liabilities.

              HAYES MICROCOMPUTER PRODUCTS, INC. AND SUBSIDIARIES

7.  DEBT

     Debt consists of the following:

                                                            DECEMBER 31,
                                                        ---------------------      JUNE 30,
                                                          1995         1996          1997
                                                        --------     --------     -----------
                                                                   (IN THOUSANDS) (UNAUDITED)
    GECC DIP financing................................  $ 11,134
    CIT line of credit................................               $  6,035      $  18,767
    CIT term loan "A," due April 1, 2002..............                  1,802          1,333
    CIT term loan "B," due April 1, 2002..............                  6,667          5,746
    Convertible notes from Investors..................                  6,000         10,000
    Other.............................................                    350          1,146
                                                        ---------    ---------     ---------
                                                          11,134       20,854         36,992
    Less current maturities...........................   (11,134)     (13,973)       (31,501)
                                                        ---------    ---------     ---------
    Total long-term debt..............................  $            $  6,881      $   5,491
                                                        =========    =========     =========

     Prior to April 16, 1996, the Company completed a $45.0 million court approved DIP financing with General Electric Capital Corporation ("GECC") under which amounts owed to NationsBank of Georgia, N.A. were paid in full. In accordance with the Plan, this financing agreement was paid in full and replaced by the CIT agreements.

     On April 16, 1996, the Company entered into two term loans and a revolving loan facility (the "Line of Credit") with CIT which provide for maximum borrowings of $64.5 million. The Line of Credit provides for financing based on eligible accounts receivable and inventory, as defined in the agreement, and expires April 16, 2000 unless otherwise renewed. The term loans are based on eligible equipment and intangibles. Based on the applicable calculations, the total available borrowings under the term loans and the Line of Credit are approximately $17.2 million as of December 31, 1996. The term loans and the Line of Credit bear interest at prime plus 1.625 percent (9.875 percent at December 31, 1996). The Line of Credit has covenants requiring minimum levels of tangible net worth and net income, as defined. If these minimum levels are not met, CIT may raise the interest rate to prime plus 2.125 percent and can accelerate the existing loan amortization on the term facilities. The Company did not meet the minimum levels at December 31, 1996 and at June 30, 1997. The interest rate was raised effective January 1, 1997 and the loan amortization on the term facilities was accelerated effective July 1, 1997.

     In April 1996, the Company entered into convertible subordinated promissory notes (the "Convertible Notes") totaling $6.0 million with certain investors. The Convertible Notes bear interest at prime plus 1.625 percent and are due on October 15, 1997. The Convertible Notes have conversion features whereby they may be converted into shares of the Company's Series A preferred stock if not paid in full by the maturity date. The Company has reserved authorized shares of Series A Preferred stock for the Convertible Notes totaling 840,000 shares.

     The Company's weighted average interest rate on short-term borrowings was approximately 9.3%, 9.9%, and 10.5% at December 31, 1995 and 1996 and at June 30, 1997, respectively.

     During March 1997, the Company issued additional Convertible Notes totaling $4.0 million with certain investors. These Convertible Notes bear interest at prime plus 1.625 percent and are due on October 15, 1997. The Convertible Notes have conversion features whereby they may be converted into shares of the Company's Series A preferred stock if not paid in full by the maturity date. The Company has reserved 560,000 authorized shares of such stock.

              HAYES MICROCOMPUTER PRODUCTS, INC. AND SUBSIDIARIES

     Aggregate maturities of debt for the next five years are as follows:

                                                                 (IN THOUSANDS)
                Fiscal year:
                1997............................................    $ 13,973
                1998............................................       1,588
                1999............................................       1,588
                2000............................................       1,588
                2001............................................       1,588
                Thereafter......................................         529
                                                                     -------
                                                                    $ 20,854
                                                                     =======

8.  INCOME TAXES

     The differences between the federal statutory income tax rate and the Company's effective tax rate were as follows for the years ended September 30, 1994 and 1995, the three months ended December 31, 1995, and the year ended December 31, 1996:

                                      SEPTEMBER 30,     SEPTEMBER 30,     DECEMBER 31,     DECEMBER 31,
                                          1994              1995              1995             1996
                                      -------------     -------------     ------------     ------------
    Federal statutory rate...........     (34.00)%          (34.00)%         (34.00)%         (34.00)%
    State income taxes, net of
      federal benefit................      (4.00)            (4.00)           (4.00)           (4.00)
    Amortization and write-off of
      intangibles....................                        13.74
    Taxes on foreign income..........      (0.20)             3.20            14.95             3.00
    Provision for valuation
      allowance......................      34.53             29.20            63.74            35.86
    Equity in foreign subsidiaries
      and foreign sales
      corporation....................       5.00             (0.41)          (19.61)           (3.43)
    Other, net.......................      (7.01)           (13.82)           (6.13)            5.59
                                            ----             -----            -----            -----
         Total.......................      (5.68)%           (6.09)%          14.95%            3.02%
                                            ====             =====            =====            =====

     The provision for income taxes is comprised of the following:

                                      SEPTEMBER 30,     SEPTEMBER 30,     DECEMBER 31,     DECEMBER 31,
                                          1994              1995              1995             1996
                                      -------------     -------------     ------------     ------------
    (in thousands)
    Current:
      Federal........................    $(4,723)          $(1,359)
      Foreign........................                          427            $603             $385
      State..........................
                                         -------           -------            ----             ----
                                          (4,723)             (932)            603              385
    Deferred:
      Federal........................      2,967
      Foreign........................         67
      State..........................
                                         -------           -------            ----             ----
                                           3,034
                                         -------           -------            ----             ----
                                         $(1,689)          $  (932)           $603             $385
                                         =======           =======            ====             ====

              HAYES MICROCOMPUTER PRODUCTS, INC. AND SUBSIDIARIES

     Components of deferred income taxes as of December 31, 1995 and 1996 are as follows:

                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                       1995         1996
                                                                     --------     --------
                                                                        (IN THOUSANDS)
    Deferred income tax assets:
      Net operating loss carryforwards.............................. $    781     $ 12,183
      Inventory obsolescence reserves...............................    6,358        2,915
      Accrued employee benefits.....................................      828          519
      Allowance for doubtful accounts and product returns...........    2,059        3,170
      Reserves for warranty claims..................................      854          856
      Accrued advertising...........................................      468          568
      Accrued reorganization expenses...............................    3,320           96
      Other.........................................................    2,827        1,623
      Valuation allowance...........................................  (17,312)     (21,892)
                                                                     --------     --------
         Total deferred tax assets..................................      183           38
                                                                     --------     --------
    Deferred income tax liabilities:
      Computer software costs.......................................     (183)         (38)
                                                                     --------     --------
         Total deferred tax liabilities.............................     (183)         (38)
                                                                     --------     --------
    Net deferred tax asset.......................................... $            $
                                                                     ========     ========

     Due to the Company's filing of a voluntary petition for bankruptcy in 1994, subsequent emergence from bankruptcy proceedings in April 1996, and the results of operations for the year ended December 31, 1996, the Company has recorded a valuation allowance equal to the amount of its net deferred tax assets. The loss carryforwards as of December 31, 1995 and 1996, are subject to annual limitations and will expire in 2010 and 2011, respectively.

9.  COMMITMENTS AND CONTINGENCIES

     The Company leases office, plant, and warehouse facilities and certain vehicles and equipment under noncancelable operating leases. As of December 31, 1996, the approximate future minimum lease payments for noncancelable operating leases are as follows:

                                                                 (IN THOUSANDS)
                Fiscal year:
                1997...........................................     $  3,399
                1998...........................................        3,055
                1999...........................................        2,241
                2000...........................................          461
                2001...........................................          461
                Thereafter.....................................        1,318
                                                                     -------
                                                                    $ 10,935
                                                                     =======

     The above payments for noncancelable operating leases includes $1.7 million associated with the Thousand Oaks facility which has been accrued as part of the restructuring.

     Rental expense was approximately $4.5 million, $3.7 million, $1.0 million, and $3.9 million for the twelve months ended September 30, 1994 and 1995, the three months ended December 31, 1995, and the twelve months ended December 31, 1996, respectively.

              HAYES MICROCOMPUTER PRODUCTS, INC. AND SUBSIDIARIES

     There are various litigation proceedings and claims arising in the ordinary course of business. The Company believes it has meritorious defenses and is vigorously defending these matters. The Company believes that the resolution of such contingencies will not have a material adverse effect on the consolidated financial position, results of operations, or cash flows of the Company.

     During 1994, resultant of patent infringement suits, the Company completed the negotiation of patent license agreements with certain customers and suppliers. These agreements provide for royalties to be paid by the customers and suppliers to the Company on both past and future sales. In settlement of past sales, the Company recorded approximately $4.0 million as an unusual gain in 1994.

     The Company has employment agreements with a stockholder and certain management personnel with terms from six months to five years.

     The Company has an agreement with a supplier of modem chips, under which the Company committed, under certain circumstances, to purchase a minimum number of modem chips during 1996. The Company did not purchase the required number of modem chips and has accrued a potential estimated penalty due the supplier. The Company and supplier are in negotiations to resolve the matter.

10.  PROFIT SHARING AND 401(k) PLANS

     Prior to October 1, 1994, the Company maintained a separate defined contribution profit-sharing plan (the "Profit-Sharing Plan") covering substantially all of the Company's full-time employees.

     On June 22, 1995, the Company authorized an amendment of the Profit Sharing Plan to allow the Profit-Sharing Plan to be split into separate 401(k) and profit-sharing components, whereby the profit-sharing component was frozen retroactive to October 1, 1994 and all balances immediately vested. The 401(k) component began functioning as a separate plan as of July 1, 1995, and provides for eligibility for substantially all employees after six months of service and vesting of matching contributions ratably over a five-year period. The Company contributed $0.2 million, $0.1 million and $0.3 million for the year ended September 30, 1995, the three months ended December 31, 1995 and the year ended December 31, 1996, respectively.

     The Company contributions to the Profit-Sharing Plan were determined at the discretion of the board of directors. The Company made no contributions to the Profit-Sharing Plan for the periods presented.

     Terminated employees are required to sell their stock to the Profit-Sharing Plan at the appraised value of the stock. Under the terms of the Profit-Sharing Plan, the Company had the right to repurchase any shares acquired by the Profit-Sharing Plan at their appraised value. The Company repurchased and retired 76,053 shares for $1.7 million in 1996. There were no shares repurchased in 1995.

     As part of the Plan, the Profit-Sharing Plan was amended to provide for a one-time election whereby all active participants could convert all or part of their Hayes Microcomputer Products, Inc. stock to cash. In 1996, the Company paid approximately $0.7 million to the Profit-Sharing plan to repurchase and retire 32,197 shares of its common stock.

11.  CAPITAL STRUCTURE

  (a) Common and Preferred Stock

     The Company's Restated Articles of Incorporation authorize the issuance of up to 100,000,000 shares of one cent ($.01) par value common stock. In accordance with the Plan, the Company effected a 3.078-to-one reverse stock split which reduced the number of outstanding shares by 10,599,595 shares.

     In fiscal 1996, the Company authorized a new class of no par value Series A Preferred Stock consisting of 10,000,000 shares. The Board of Directors is authorized to issue the preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions of such stock, including dividend rights, preferences

              HAYES MICROCOMPUTER PRODUCTS, INC. AND SUBSIDIARIES and the number of shares constituting any series or the designation of such series, without further vote or action by the shareholders. During 1997, the Company authorized a new class of no par value Series B Preferred Stock consisting of 263,113 shares.

     As of December 31, 1996, the Company had issued and outstanding 4,900,000 shares of Series A Preferred Stock. These preferred shares have no dividend rights but do have preference and priority payment of any dividends on Common Stock if declared by the Board of Directors. Any such dividends are noncumulative. The preferred shares also have voting rights and are convertible by a stated formula at the option of the shareholder and are automatically converted upon an Initial Public Offering.

  (b) Stock Redemption Agreements

     In 1988, the Company entered into an agreement with a stockholder whereby the Company could be required to purchase 1,628,884 shares of common stock at the option of the stockholder at any time after January 1, 1999 through June 2008. In April 1996, in accordance with the Plan, the Company repurchased all of the common shares held by a stockholder for $11.0 million and subsequently retired these shares. In conjunction with this payment, the shareholder agreement was terminated.

12.  REDEEMABLE PREFERRED STOCKS

     During April 1997, the Company completed an agreement with Vulcan Ventures, Inc. to issue 263,113 shares of Series B Preferred Stock for $5.5 million which includes $45,000 of issuance costs. The stockholders are entitled to receive cumulative compounding dividends at the rate of 10% per annum of the original issue price per share of Series B Preferred Stock. Series B dividends have preference and priority payment over Series A Preferred Stock and Common Stock. These preferred shares have no voting rights except as required under applicable law or as expressly stated in the agreement relating to the Series B Preferred Stock. The Company could be required to redeem these preferred shares by a stated formula at the option of the more than 50% of the stockholders at any time after November 1, 1999. The Series B Preferred Stock also is convertible into shares of common stock by a stated formula if the Company's share are publicly traded at a stated value per share or in the aggregate or if the Series B stockholders obtain an affirmative majority vote.

13.  STOCK-BASED COMPENSATION

     In connection with the Plan, the Company authorized 600,000 warrants to purchase shares for the fair value at the date of grant. The Company issued 400,000 warrants during April 1996 at an exercise price of $0.714 per share. The warrants will become exercisable and fully vested on the date the Company files a registration statement for an Initial Public Offering with the Securities and Exchange Commission or closes a significant transaction, as defined in the warrant agreement. The warrants expire five years after the date on which they become exercisable. The warrants were issued to Directors and are valued and presented as options in the information below.

     In addition, one of the holders of the preferred stock received an anti-dilution warrant enabling the holder to purchase sufficient quantity to maintain a 20.2 percent ownership interest of the Company at a price of $14.28 per share.

     The Hayes Microcomputer Products, Inc. Stock Option Plan (the "Stock Option Plan") was adopted by the Company's stockholders in June 1996. No options were granted prior to that date. Options granted under the Stock Option Plan may be either (i) options intended to qualify as incentive stock options ("ISO's") under Section 422 of the Internal Revenue Code or (ii) non-qualified stock options. None of the options granted in 1996 were intended to qualify as ISO's. The Stock Option Plan allows for three types of grants: Executive, Management, and Performance Grants. The Stock Option Plan, as amended in October 1996,

              HAYES MICROCOMPUTER PRODUCTS, INC. AND SUBSIDIARIES allows for a total of 800,000 shares to be granted for Executive and Management Grants and 1,000,000 shares to be granted for Performance Grants.

     An explanation of each type of grant and a description of the options awarded under each type of grant are as follows:

  Executive Grant

     During 1996, the Company granted 310,000 options to purchase shares as Executive Grants at an exercise price of $0.714 per share. The options will become exercisable on the first to occur of (i) the date on which the company files a registration statement for an Initial Public Offering with the Securities and Exchange Commission, or (ii) the date of a significant corporate transaction, as defined, such as a merger, consolidation or sale. The options expire five years after the date on which they become exercisable.

  Management Grant

     During 1996, the Company granted 282,500 options to purchase shares as Management Grants at exercise prices ranging from $0.714 to $1 per share. The options will become exercisable on the first to occur of (i) the date on which the Company files a registration statement for an Initial Public Offering with the Securities and Exchange Commission, or (ii) the date of a significant corporate transaction, as defined, such as a merger, consolidation or sale. The options expire ten years after the date of grant. Upon the date the options first become exercisable, the amount vested at that time will be determined based on a five-year ratable vesting schedule beginning at the date of grant.

  Performance Grant

     During 1996, the Company granted 600,000 options to purchase shares as Performance Grants at an exercise price of $1 per share. The options begin vesting on the date the Company completes an Initial Public Offering with the Securities and Exchange Commission. Vesting will be determined based on the attainment of specified average share prices as defined in the Stock Option Plan. The average share prices range from $24.19 to $60.47. The number of shares, if any, that may be vested will be based solely upon events occurring in the first five years after the date of grant. The options expire ten years after the date of grant.

     Options historically have been granted based on an amount greater than or equal to the fair value of the shares at the date of grant. Since no quoted market price was available, the best estimate of the fair value of the stock was determined by the Board of Directors.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1996: dividend yield of 0%, expected volatility of 0%, risk-free interest rate of 6.38%, and an expected term of 5.3 years.

     The Company did not grant stock options prior to April 1996 and as of December 31, 1996 no options are exercisable. A summary of the Company's stock option plan activity and related information for the year ended December 31, 1996 is as follows:

                                                                            WEIGHTED-
                                                                             AVERAGE
                                                             SHARES       EXERCISE PRICE
                                                            ---------     --------------
        Options granted...................................  1,592,500         $0.835
        Options canceled..................................    (71,500)        $0.714
                                                            ---------
        Options outstanding at December 31, 1996..........  1,521,000         $0.841
                                                            =========
        Weighted average fair value of options granted
          during the year at the share's fair value.......  $    0.23

              HAYES MICROCOMPUTER PRODUCTS, INC. AND SUBSIDIARIES

     The following table summarizes information about the stock options outstanding at December 31, 1996.

                                                             NUMBER          WEIGHTED
                                                           OF OPTIONS         AVERAGE
                                                         OUTSTANDING AT      REMAINING
                                                          DECEMBER 31,      CONTRACTUAL
                        EXERCISE PRICES                       1996             LIFE
        -----------------------------------------------  --------------     -----------
        $0.714.........................................      844,500         7.5 years
        $1.000.........................................      676,500         6.7 years

     The Company applies APB Opinion 25 and related interpretations in accounting for its plans. For the fiscal year ended December 31, 1996, no compensation expense was recognized for its stock option plans, since certain events have not occurred. Had compensation expense for the Company's stock-based compensation plans been determined under the provisions consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net loss for the year ended December 31, 1996, would have been the pro forma amounts indicated below (in thousands):

                                                           NET LOSS     LOSS PER SHARE
                                                           --------     --------------
        As reported......................................  $(13,154)        $(2.52)
        Pro forma........................................  $(13,246)        $(2.54)

14.  GEOGRAPHIC SEGMENTS

     The Company operates in several geographic areas worldwide. Revenues can be grouped into three primary geographic segments: North America, Europe and Asia. Selected financial data by primary geographic area for the periods ended September 30, 1994 and 1995 and December 31, 1995 and 1996 follow:

                                                  TWELVE MONTHS ENDED SEPTEMBER 30, 1994
                                      --------------------------------------------------------------
                                                              (IN THOUSANDS)
                                                                        ADJUSTMENTS
                                       NORTH                                AND
                                      AMERICA     EUROPE      ASIA      ELIMINATIONS    CONSOLIDATED
                                      --------    -------    -------    ------------    ------------
    Sales to unaffiliated
      customers.....................  $219,962    $19,591    $12,464      $ (5,740)       $246,277
    Operating profit (loss).........   (35,822)    (1,674)       650           133         (36,713)
    Identifiable assets.............   128,617     10,678      2,393       (16,724)        124,964

                                                  TWELVE MONTHS ENDED SEPTEMBER 30, 1995
                                      --------------------------------------------------------------
                                                              (IN THOUSANDS)
                                                                        ADJUSTMENTS
                                       NORTH                                AND
                                      AMERICA     EUROPE      ASIA      ELIMINATIONS    CONSOLIDATED
                                      --------    -------    -------    ------------    ------------
    Sales to unaffiliated
      customers.....................  $228,983    $22,893    $18,315      $ (1,036)       $269,155
    Operating profit (loss).........    (7,098)    (1,492)       751                        (7,839)
    Identifiable assets.............    99,919      8,656      7,687       (15,298)        100,964

                                                   THREE MONTHS ENDED DECEMBER 31, 1995
                                      --------------------------------------------------------------
                                                              (IN THOUSANDS)
                                                                        ADJUSTMENTS
                                       NORTH                                AND
                                      AMERICA     EUROPE      ASIA      ELIMINATIONS    CONSOLIDATED
                                      --------    -------    -------    ------------    ------------
    Sales to unaffiliated
      customers.....................  $ 54,409    $ 8,102    $ 7,600                      $ 70,111
    Operating profit (loss).........      (445)       852      1,691                         2,098
    Identifiable assets.............    82,944     10,675      6,309      $ (8,232)         91,696

              HAYES MICROCOMPUTER PRODUCTS, INC. AND SUBSIDIARIES

                                                  TWELVE MONTHS ENDED DECEMBER 31, 1996
                                      --------------------------------------------------------------
                                                              (IN THOUSANDS)
                                                                        ADJUSTMENTS
                                       NORTH                                AND
                                      AMERICA     EUROPE      ASIA      ELIMINATIONS    CONSOLIDATED
                                      --------    -------    -------    ------------    ------------
    Sales to unaffiliated
      customers.....................  $202,001    $24,516    $38,800      $ (7,865)       $257,452
    Operating profit (loss).........   (10,118)    (2,536)      (856)           77         (13,433)
    Identifiable assets.............    69,943      8,824      7,966       (17,518)         69,215

     Operating profit (loss) is calculated as total revenue less total operating expenses. In calculating operating profit, none of the following items have been added or deducted: net interest expense, net miscellaneous income, reorganization items, or income taxes. Identifiable assets are those assets of the Company that are identified with the operations in each geographic area, including goodwill.

     The Company generates significant sales outside the United States and is subject to risks generally associated with international operations. The foreign operations of the Company accounted for approximately 13%, 15%, 22% and 25% of the Company's net sales for the years ended September 30, 1994 and 1995, the three months ended December 31, 1995, and the year ended December 31, 1996, respectively. Accordingly, the Company's financial results from international operations may be affected by the economic, political, and regulatory climates prevailing in the respective foreign countries and by fluctuations in currency exchange rates.

15.  ACQUISITION OF CARDINAL TECHNOLOGIES, INC.

     During April 1997, the Company acquired 100% of the outstanding common stock of Cardinal Technologies, Inc. ("Cardinal"), a private manufacturer of modems and ISDN adapters, for $2.5 million. The acquisition has been accounted for utilizing the purchase method of accounting. The estimated fair values assigned to the assets and liabilities acquired were as follows:

                                                                         (IN THOUSANDS)
                                                                         --------------
        Total consideration paid (including acquisition costs of
          $595)........................................................     $  3,095
        Fair value of tangible and identifiable assets acquired........      (15,350)
        Fair value of liabilities assumed..............................       17,055
                                                                            --------
             Estimated goodwill........................................     $  4,800
                                                                            ========

     The results of operations of Cardinal from the beginning of the period through the acquisition date are not significant to the Company's consolidated results of operations.

16. SIGNIFICANT RISKS AND UNCERTAINTIES

     The communications industry is highly competitive and competition is expected to intensify. There are numerous companies competing in various segments of the market in which the Company does business. Competitors include organizations significantly larger and with more development, marketing and financial resources than the Company. The Company's success is dependent on its ability to develop and market products that are innovative, cost-competitive and meet customer expectations.

     The markets for the Company's products are characterized by rapid technological developments resulting in short product life cycles. The market for modems is primarily dependent upon the market for personal computers. From diminished product demand, production overcapacity, and resultant accelerated erosion of average selling prices, the Company's business could be materially and adversely affected by industry-wide

              HAYES MICROCOMPUTER PRODUCTS, INC. AND SUBSIDIARIES fluctuations in the personal computer marketplace in the future. The Company's ten largest customers account for approximately 62%, 57%, 56% and 73% of net sales for the years ended September 30, 1994 and 1995, the three months ended December 31, 1995, and the year ended December 31, 1996, respectively.

     The Company's accounts receivable are concentrated with a limited number of customers. The amounts owed by the largest ten customers represented approximately 48% and 55% of the total accounts receivable balances as of December 31, 1995 and 1996, respectively.

17. RELATED PARTY TRANSACTIONS

     As of December 31, 1996, the Company has the following related party transactions:

     The Company has a split-dollar life insurance policy on a shareholder of the Company with the Company as the beneficiary. The split-dollar agreement is included in other long-term assets in the amount of $1.1 million and $0.6 million as of December 31, 1995 and 1996, respectively. The cash surrender value, included in prepaids and other current assets, is $0.3 million as of December 31, 1995 and 1996, respectively.

     A shareholder of the Company has a revolving credit arrangement with the Company stating a maximum draw of $0.3 million. The balance outstanding, included in prepaids and other current assets, is $0.2 million as of December 31, 1995 and 1996, respectively.

     The Company has manufacturing subcontractor agreements with two of its stockholders. During 1996, and as of June 30, 1997 the Company purchased $44.8 million, and $21.7 million, respectively, of finished goods from such manufacturers.

18. SUBSEQUENT EVENTS (UNAUDITED)

     On July 29, 1997, the Company signed a definitive merger agreement with Access Beyond, Inc., a provider of remote access connectivity products. Under the terms of the agreement, the merged company will be renamed Hayes Communications Inc. Access Beyond will issue approximately 45.0 million shares of common stock for 100% of the outstanding stock of Hayes. Subsequent to the merger, Access Beyond shareholders will own approximately 21% of the combined company. The combination will be accounted for using the purchase method and is subject to the completion of due diligence and regulatory approvals.

     In addition, the Company has signed a letter of commitment with a potential investor, whereby the Company would receive approximately $30.0 million in exchange for 1,350,743 shares of Hayes Series C Preferred Stock which is convertible under certain circumstances to common stock. The investment is subject to the completion of due diligence and regulatory approvals.

                                TABLE OF CONTENTS

                                                                        Page No.

Available Information..........................................................   2
Summary........................................................................   3
Risk Factors...................................................................   9
Use of Proceeds................................................................  16
Dividend Policy................................................................  16
Market for Common Equity and
    Related Stockholder Matters................................................  16
Capitalization.................................................................  17
Selling Shareholder............................................................  18
Unaudited Pro Forma Condensed
    Combined Financial Statements..............................................  19
Access Beyond's Management's
    Discussion and Analysis of
    Financial Condition and
    Results of Operations......................................................  22
Business of the Company........................................................  27
Management of the Company......................................................  31
Security Ownership.............................................................  45
Certain Relationships and Related
    Transactions...............................................................  46
Business of Hayes..............................................................  47
Management of Hayes............................................................  55
Security Ownership of Hayes....................................................  59
Certain Relationships and Related
    Transactions...............................................................  60
Hayes Management's Discussion
    and Analysis of Financial
    Condition and Results
    of Operation...............................................................  61
Description of Capital Stock
    of the Company.............................................................  65
Shares Eligible for Future Sale................................................  69
Plan of Distribution...........................................................  69
Legal Matters..................................................................  70
Experts  ......................................................................  70
Index to Consolidated Financial
    Statements.................................................................  F-1

                               ACCESS BEYOND, INC.



                                 503,704 SHARES
                                 OF COMMON STOCK




--------------------------------------------------------------------------------
                                   PROSPECTUS
--------------------------------------------------------------------------------






                                OCTOBER __, 1997

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the various expenses to be incurred by the Registrant in connection with the sale by the Selling Shareholder of the securities being registered hereby. All amounts are estimated, except the Securities and Exchange Commission registration fee and the NASDAQ/NMS additional listing fee.

        SEC registration fee........................................$849.05
        NASDAQ listing fee.......................................$10,074.08
        Accounting fees and expenses..........................$
                                                               ------------
        Legal fees and expenses...............................$
                                                               ------------

        Printing and engraving expenses.......................$
                                                               ------------

        Miscellaneous.........................................$
                                                               ------------

        Total.................................................$
                                                               =============

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the DGCL permits the indemnification of the directors and officers of the Company. The By-laws of the Company do not contain any provisions on indemnification.

         The Certificate of Incorporation provides for the indemnification of directors and officers and employees of the Company, and persons who serve or served at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred with respect to any action, suit or proceeding, if such person acted in good faith and in a manner he reasonably believed to being or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification provisions set forth in the Certificate of Incorporation do not preclude the indemnification of, and advancement of expenses to, any other person to whom the Company has the power or obligation to indemnify under the provisions of the DGCL, or otherwise. The right to indemnification conferred in the Certificate of Incorporation is a contract right and shall include the right to have paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition. The Company maintains insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company against any such expense, liability or loss, whether or not the Company would have the power or the obligation to indemnify such person against such expense, liability or loss under state law or under the terms of the Certificate of Incorporation. Each director of the Company entered into a Director Indemnification Agreement with the Company. The Director Indemnification Agreements provide that, subject to certain exclusions, the Company will indemnify each director against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending or completed action, suit or proceeding to which such director is or is threatened to be made a party by reason of his or her position as an officer or director of the Company or who serves or served at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the extent of the highest and most advantageous of the indemnification provisions set forth in the Certificate of Incorporation, the Company's By-laws, the DGCL, the laws of the jurisdiction under which the Company exists, the terms of any liability insurance or any other benefits available to such director.

ITEM 15.  RECENT SALE OF UNREGISTERED SECURITIES.

         Since November 18, 1996, the Registrant has sold and issued the following securities that were not registered under the Securities Act:

         (1) On May 2, 1997, the Company issued 503,704 shares of Common Stock to Paradyne in consideration of the transfer of the Hawk Technology and the Hawk Products to the Company, the license to the company of certain technology in connection with the Hawk Technology and certain technical engineering, manufacturing and marketing support to be provided to the Company by Paradyne.

        (2) The Registrant has granted options to purchase an aggregate of 1,589,000 shares of Common Stock, 1,469,000 of which options were granted pursuant to the Incentive Plan (of which 965,900 remain outstanding) and 120,000 of which were granted pursuant to the Directors' Plan.

         The sale and issuance of securities in the transaction described above in paragraph (1) were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) thereof and Regulation D thereunder as transactions not involving any public offering. The purchaser of all of the shares described in paragraph (1) represented its intention to acquire the shares for investment only and not with a view to the distribution thereof and appropriate legends were affixed to the certificates representing securities issued in such transactions. The purchaser had adequate access to information about the Registrant.

         No registration was required with respect to the grant of the options described above in paragraph (2) by virtue of Section 4(2) of the Securities Act as a transaction not involving a public offering due to each optionee being either an officer, director or employee of the Registrant who had adequate access to information about the registrant, as well as the fact that none of such options are transferable or currently vested or exercisable.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         (a)  Exhibits

         Exhibit No.       Description

             2.1 Form of Distribution Agreement between Access Beyond, Inc. (the "Company") and Penril DataComm Networks, Inc. ("Penril") (filed as Exhibit 2.1 to the Company's registration statement on Form S-1, as amended (Commission File Number 333-10741).

             2.2 Plan and Agreement of Merger dated as of June 16, 1996, as amended August 5, 1996, among Penril, Bay Networks, Inc. ("Bay") and Beta Acquisition Corp. (filed as Exhibit 2.2 to the Company's registration statement on Form S-1, as amended (Commission File Number 333-10741).

             2.3 Agreement and Plan of Reorganization between Access Beyond, Inc. (the "Company") and Hayes Microcomputer Products, Inc. ("Hayes") dated July 29, 1997 (filed as Exhibit 10.1 to the Company's Form 8-K filed August 7, 1997).

             2.4 Form of draft of Certificate of Merger (filed as Exhibit 2.4 to the Company's registration statement on Form S-4 (Commission File Number 333-37993)).

             3.1 Restated Certificate of Incorporation of the Company (filed as Exhibit 3.1 to the Company's registration statement on Form S-1, as amended (Commission File Number 333-1074)).

             3.2 Form of Draft of Amended and Restated Certificate of Incorporation of the Company (filed as Exhibit 3.2 to the Company's registration statement on Form S-4 (Commission File Number 333-37993)).

             3.3 By-Laws of the Company (filed as Exhibit 3.2 to the Company's registration statement on Form S-1, as amended (Commission File Number 333-10741)).

             4.1.1 Voting Agreement dated July 29, 1997 between the Company and Chestnut Capital Limited Partnership (filed as Exhibit 4.1.1 to the Company's registration statement on Form S-4 (Commission File Number 333-37993)).

         Exhibit No.       Description


             4.1.2 Voting Agreement dated July 29, 1997 between the Company and Rinzai Limited (filed as Exhibit 4.1.2 to the Company's registration statement on Form S-4 (Commission File Number 333-37993)).

             4.1.3 Voting Agreement dated July 29, 1997 between the Company and Vulcan Ventures Incorporated (filed as
                           Exhibit 4.1.3 to the Company's registration statement on Form S-4 (Commission File Number 333-37993)).

             4.2.1 Affiliate Agreement dated July 29, 1997 between the Company and Kaifa Technology (H.K.) Limited (filed as
                           Exhibit 4.2.1 to the Company's registration statement on Form S-4 (Commission File Number 333-37993)).

             4.2.2 Affiliate Agreement dated July 29, 1997 between the Company and Rinzai Limited (filed as Exhibit 4.2.2 to the Company's registration statement on Form S-4 (Commission File Number 333-37993)).

             4.2.3 Affiliate Agreement dated July 29, 1997 between the Company and Chestnut Limited Partnership (filed as
                           Exhibit 4.2.3 to the Company's registration statement on Form S-4 (Commission File Number 333-37993)).

             *4.2.4 Affiliate Agreement dated July 29, 1997 between the Company and S.P. Quek Investments Pte Ltd. (to be filed as Exhibit 4.2.4 to the Company's registration statement on Form S-4, as amended (Commission File Number 333-37993)).

             4.2.5 Affiliate Agreement dated July 29, 1997 between the Company and Dennis Hayes (filed as Exhibit 4.2.5 to the Company's registration statement on Form S-4 (Commission File Number 333-37993)).

             4.3.1 Market Standoff Agreement dated July 29, 1997 between the Company and Kaifa Technology (H.K.) Limited (filed as Exhibit 4.3.1 to the Company's registration statement on Form S-4 (Commission File Number 333-37993)). 4.3.2 Market Standoff Agreement dated July 29, 1997 between the Company and Rinzai Limited (filed as Exhibit 4.3.2 to the Company's registration statement on Form S-4 (Commission File Number 333-37993)).

             4.3.3 Market Standoff Agreement dated July 29, 1997 between the Company and S.P. Quek Investments Pte Ltd. (filed as Exhibit 4.3.3 to the Company's registration statement on Form S-4 (Commission File Number 333-37993)).


             4.3.4 Market Standoff Agreement dated July 29, 1997 between the Company and Rollig Profit Holdings Limited (filed as Exhibit 4.3.4 to the Company's registration statement on Form S-4 (Commission File Number 333-37993)).

             4.3.5 Market Standoff Agreement dated July 29, 1997 between the Company and Saliendra Pte Ltd. (filed as Exhibit
                           4.3.5 to the Company's registration statement on Form S-4 (Commission File Number 333-37993)).

             4.3.6 Market Standoff Agreement dated July 29, 1997 between the Company and Lao Hotel (H.K.) Limited (filed as
                           Exhibit 4.3.6 to the Company's registration statement on Form S-4 (Commission File Number 333-37993)).

             4.3.7 Market Standoff Agreement dated July 29, 1997 between the Company and Denis Hayes (filed as Exhibit 4.3.7 to the Company's registration statement on Form S-4 (Commission File Number 333-37993)).

             *5.1          Opinion of Morrison Cohen Singer & Weinstein, LLP.

             10.1 Technology License Agreement, dated as of November 16, 1996 between Penril and the Company (filed as
                           Exhibit 10.1 to the Company's registration statement on Form S-1, as amended (Commission File Number 333-10741)).

         Exhibit No.       Description


             10.2 Development and License Agreement dated as of June 16, 1996 between Bay and Penril, on behalf of the Company (filed as Exhibit 10.2 to the Company's registration statement on Form S-1, as amended (Commission File Number 333-10741)).

             10.3 Indemnification Agreement dated as of November 16, 1996 between Penril and the Company (filed as Exhibit
                           10.3 to the Company's registration statement on Form S-1, as amended (Commission File Number 333-10741)).

             10.4 Transitional Services Agreement dated as of November 16, 1996 between the Company and Penril (filed as
                           Exhibit 10.7 to the Company's registration statement on Form S-1, as amended (Commission File Number 333-10741)).

             10.5.1 Lease Agreement between Penril and Real Estate Income Partners dated as of March 31, 1989, as amended on May 14, 1990 and November 15, 1996 (filed as Exhibit 10-8.1 to the Company's Form 10-K filed October 16,
                           1997).

             10.5.2 Assignment and Assumption of Lease between Penril and the Company dated as of November 18, 1996 (filed as Exhibit 10.8.2 to the Company's Form 10-K filed October 16, 1997).

          ** 10.6 The Company's Amended and Restated 1996 Long-Term Incentive Plan (filed as Exhibit 10.9 to the Company's Form 10-K filed October 16, 1997).

          ** 10.7 Form of Option Agreement for the grant of non-qualified options under the Amended and Restated 1996 Long-Term Incentive Plan (filed as Exhibit 10.10 to the Company's Form 10- K filed October 16, 1997).

          ** 10.8           The Company's Amended and Restated 1996 Non-Employee
                           Directors' Stock Option Plan. (filed as Exhibit 10.11 to the Company's Form 10-K filed October 16, 1997).

          ** 10.9 Form of Option Agreement for the grant of options under the Amended and Restated 1996 Non-Employee Directors' Stock Option Plan (filed as
                           Exhibit 10.12 to the Company's Form 10-K filed October 16, 1997).

             10.10 2290 Remote Access Gateway ("Hawk") Technology Transfer Agreement dated as of May 2, 1997 between the Company and Paradyne Corporation (filed as
                           Exhibit 10.13 to the Company's Form 10-K filed October 16, 1997).

             10.11 Stock Purchase Agreement dated as of May 2, 1997 between the Company and Paradyne Corporation, and First Amendment thereto dated September 1997 (filed as Exhibit 10.14 to the Company's Form 10-K filed October 16, 1997).

           **10.12 Employment Agreement dated as of November 18, 1996 between the Company and Ronald A. Howard (filed as
                           Exhibit 10.15 to the Company's Form 10-K filed October 16, 1997).

             10.13 Manufacturing Agreement dated as of March 1, 1997 between the Company and Hibbing Electronics Corporation (filed as Exhibit 10.16 to the Company's Form 10-K filed October 16, 1997).

        * ** 10.14         Form of Employment Agreement between the Company and
                           Ronald Howard (to be filed as Exhibit 10.14 to the Company's registration statement on Form S-4, as amended (Commission File Number 333-37993)).

        * ** 10.15         Form of Employment Agreement between the Company and
                           Dennis Hayes (to be filed as Exhibit 10.15 to the Company's registration statement on Form S-4, as amended (Commission File Number 333-37993)).

             10.16 Agreement between the Company and EMI Holding Corp., dated November 13, 1996, relating to the sale of Electro-Metrics, Inc., as amended on January 6, 1997, February 26, 1997 and April 17, 1997 (filed as
                           Exhibit 10.17 to the Company's Form 10-K filed October 16, 1997).

           **10.17 Hayes Stock Option Plan (to be filed as Exhibit 10.17 to the Company's registration statement on Form S-4, as amended (Commission File Number 333-37993)).

           **10.18 First Amendment to Hayes Stock Option Plan (to be filed as Exhibit 10.18 to the Company's registration statement on Form S-4, as amended (Commission File Number 333-37993)).

           **10.19 Forms of Hayes Stock Option Agreements, as amended (to be filed as Exhibit 10.19 to the Company's registration statement on Form S-4, as amended (Commission File Number 333- 37993)).

             21. List of Subsidiaries of the Company (filed as Exhibit 21 to the Company's Form 10-K filed October 16,
                           1997).

             23.1 Consent of Deloitte & Touche LLP (included in Part II of this Registration Statement).

             23.2 Consent of Coopers & Lybrand LLP (included in Part II of this Registration Statement).

           * 23.4        Consent of Morrison Cohen Singer & Weinstein,
                           LLP (contained in its opinion filed as Exhibit 5.1 hereto).

             24. Powers of Attorney for the Company (included on the signature page hereto).

             27. Financial Data Schedule (filed as Exhibit 27 to the Company's registration statement on Form S-4, as amended (Commission File Number 333-37993)) .

--------------------

       * To be filed by amendment.
     **  Management contract, compensation plan or arrangement

    (b)  Financial Statement Schedules
         Independent Auditor's Report on Schedule
         Schedule II - Valuation and Qualifying Accounts

         All other schedules specified under Regulation S-X for the Company have been omitted because they are either not applicable, not required or because the information required is included in the consolidated financial statements or notes thereto.


ITEM 17.  UNDERTAKINGS.

         The undersigned registrant hereby undertakes:

         (a) To file, during any period in which offers of sales are being made, a post-effective amendment to this registration statement:

                (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrants have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Gaithersburg, State of Maryland, on October 29, 1997.

                                     ACCESS BEYOND, INC.


                                     By: s/ Ronald Howard
                                        ----------------------------------------
                                           Ronald Howard
                                           President and Chief Executive Officer


                                POWER OF ATTORNEY

                  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ronald Howard and Mark Fields, or either of them, each with the power of substitution, his or her attorney-in-fact, to sign any amendments to this Registration Statement and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorney-in-fact, or his or her substitute, may do or choose to be done by virtue hereof.

                  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

         Signature                            Title                              Date


  s/ Ronald Howard
---------------------------------    President and Chief Executive Officer       October 29, 1997
     Ronald Howard                   (Principal Executive Officer) and
                                     Chairman of the Board of Directors

  s/ Mark Fields
---------------------------------    Controller and Acting Chief Financial       October 29, 1997
     Mark Fields                     Financial Officer, (Principal Financial
                                     and Accounting Officer)
  s/ Barbara Perrier Dreyer
---------------------------------    Director                                    October 29, 1997
     Barbara Perrier Dreyer

  s/ John Howard
---------------------------------    Director                                    October 29, 1997
     John Howard

  s/ Arthur Samberg
---------------------------------    Director                                    October 29, 1997
     Arthur Samberg

  s/ Paul Schaller
---------------------------------    Director                                    October 29, 1997
     Paul Schaller

                       CONSENT OF INDEPENDENT ACCOUNTANTS

         We consent to the inclusion in this registration statement on Form S-1 of our report dated April 30, 1997, except for Note 18 as to which the date is July 29, 1997 on our audits of the consolidated financial statements of Hayes Microcomputer Products, Inc. We also consent to the references to our firm under the caption "Experts."



Coopers & Lybrand L.L.P.


Atlanta, Georgia
October 29, 1997

                          INDEPENDENT AUDITORS' CONSENT

         We consent to the use in this Registration Statement of Access Beyond, Inc. on Form S-1 of our report dated August 29, 1997 (September 15, 1997 as to
Note 11), appearing in the Prospectus, which is part of this Registration Statement, and of our report dated August 29, 1997 (September 15, 1997 as to Note 11) relating to the financial statement schedule appearing elsewhere in this Registration Statement.

         We also consent to the reference to us under the heading "Expert" in such Prospectus.

/s/ Deloitte & Touche LLP


Washington, D.C.
October 27, 1997

                          INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders
Access Beyond, Inc.
Gaithersburg, Maryland

We have audited the consolidated financial statements of Access Beyond, Inc. and subsidiaries (the successor company to Penril DataComm Networks, Inc.) as of July 31, 1997 and 1996, and for each of the three years in the period ended July 31, 1997, and have issued our report thereon dated August 29, 1997 (September 15, 1997 as to Note 11), included herein. Our audits also included the financial statement schedule of Access Beyond, Inc. listed in Item 14. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in reaction to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Deloitte & Touche LLP

Washington, D.C.
August 29,  1997 (September 15, 1997 as to Note 11)

SCHEDULE II       VALUATION AND QUALIFYING ACCOUNTS


(in thousands of dollars)               Column B                   Column C             Column D            Column E
                                                           Charges to      Recovery         Write-off
Allowance for Doubtful Accounts            Balance at       S, G & A        of bad        of bad debts,       Balance at
  Applicable to Accounts                   August 1,        expenses       debts(a)          other(b)          July 31,
Receivable
Fiscal 1997                                $   554            $462           $91            $  (893)             $215
Fiscal 1996                                $ 1,067            $502           $20            $(1,035)             $554

(a) Included in the fiscal 1997 recovery of bad debts was and exchange rate adjustment of $8,000 and a transfer of bad debt reserves of $66,000 related to the Spin-off and Merger transaction with Bay Networks, Inc.

(b) Included in the fiscal 1997 write-off of bad debts was $250,000 of reserves transferred to Bay Networks, Inc. related to the Spin-off and Merger transaction with Bay Networks, Inc.


                                       S-2